SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the period March 23, 2005 to March 24, 2005

PENGROWTH ENERGY TRUST

Petro-Canada Centre – East Tower
2900, 111 – 5th Avenue S.W.
Calgary, Alberta T2P 3Y6 Canada

(address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☐	Form 40-F ☑

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Security Exchange Act of 1934.

Yes ☐	No ☑

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):                     ]

DOCUMENTS FURNISHED HEREUNDER:

1.	2004 Annual Report.
2.	Confirmation of Mailing

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PENGROWTH ENERGY TRUST by its administrator PENGROWTH CORPORATION
March 24, 2005	By:	/s/ Gordon M. Anderson
		Name:	Gordon M. Anderson
		Title:	Vice President

PENGROWTH
ENERGY TRUST

Annual Report 2004

Innovative · Enterprising · Committed

THE BENCHMARK OF ENERGY TRUSTS

Corporate Profile

Performance

•	16 year compound rate of return of 18 percent per annum.

•	$28.25 cash per unit distributed since 1989 to year-end 2004, including $2.59 in 2004.

Production

•	Average production of 53,702 boe per day in 2004 from high quality assets and facilities located across western Canada and offshore Nova Scotia on Canada’s east coast.

Reserves

•	An average proved plus probable reserve life index from all properties of 10.4 years, one of the highest in the Canadian energy trust sector.

People

•	289 employees committed to performance excellence and unitholder value.

Annual General Meeting

The annual meeting of the unitholders of Pengrowth Energy Trust will be held on Tuesday April 26, 2005 at 3:00 p.m. MST, in the McMurray Room, Calgary Petroleum Club, 319 - 5th Avenue S.W., Calgary, Alberta. Unitholders who are unable to attend are urged to complete, sign and mail their proxies to ensure their units will be voted at the meeting.

Contents

01.	Introduction

02.	Financial Highlights

05.	Operating Highlights

06.	President’s Message

14.	Operations Review

34.	Operations Statistical Review

39.	Community Initiatives

41.	Corporate Governance

42.	Board of Directors

47.	Management’s Discussion and Analysis

77.	Management’s Report to Shareholders

78.	Auditors’ Report to Shareholders

79.	Consolidated Financial Statements

82.	Notes to the Consolidated Financial Statements

IBC.	Corporate Information

President’s Message

Pengrowth’s experienced management team is committed to providing unitholders with stable distributions and long-term growth. Our ability to both meet challenges head on and exploit opportunities with innovative solutions was apparent in 2004 and we resolve to continue providing superior unitholder value.

Operations Review

In 2004, Pengrowth continued to replenish and grow reserves and production through successful development programs and accretive acquisitions. Pengrowth’s diverse portfolio of crude oil and natural gas properties and a team of highly skilled and dedicated professionals combine to maximize the value of our assets.

Financial Performance

Pengrowth continues to maintain a strong balance sheet while striving to control operating and general and administrative costs. A conservative approach to the trust’s capital structure has been key to building financial strength and flexibility.

PENGROWTH ENERGY TRUST  1  Annual Report 2004

Financial Highlights

(thousands, except per unit amounts)	2004		2003		% Change
Income Statement
Oil and gas sales	$801,200		$691,020	(4)	16%
Net income	$153,745		$189,297		(19%)
Net income per unit	$1.15		$1.63		(29%)
Funds generated from operations	$402,994		$356,414		13%
Funds generated from operations per unit	$3.02		$3.07		(2%)
Funds withheld to fund capital expenditures	$38,117		$32,494		17%
Distributable cash before withholding (1)	$401,178		$345,899		16%
Distributable cash before withholding per unit (1)	$3.01		$2.98		1%
Distributable cash (1)	$363,061		$313,415		16%
Actual distributions paid or declared per unit	$2.63		$2.68		(2%)
Weighted average number of units outstanding	133,395		115,912		15%

Balance Sheet
Working capital	$(78,546)		$12,966		(706%)
Property, plant and equipment and other assets	$1,989,288		$1,530,359		30%
Long-term debt	$345,400		$259,300		33%
Unitholders’ equity	$1,462,211		$1,159,433		26%
Unitholders’ equity per unit	$9.56		$9.36		2%
Long-term debt plus equity, at book	$1,807,611		$1,418,733		27%
Number of units outstanding at period end	152,973		123,874		23%
Equity Market Capitalization (2)	$3,323,770		$2,632,315		26%
Enterprise Value (3)	$3,669,170		$2,891,615		27%
Net Asset Value @ 10%	$1,708,012		$1,124,433		52%
Net Asset Value per Unit @ 10%	$11.17		$9.08		23%
Long-Term Debt as a Ratio of:
Current year’s distributable cash	1.0	x	0.8	x
Total Capitalization:
Long-term debt plus equity at book value	19.1%		18.3%
Long-term debt plus equity at market value	9.4%		9.0%

(1)	See the section of the report entitled “Non-GAAP Financial Measures”

(2)	Equity Market Capitalization equals the number of Class A trust units outstanding at period end multiplied by the PGF.A TSX closing price plus the number of Class B trust units and undeclared trust units outstanding at period end multiplied by the PGF.B TSX closing price

(3)	Enterprise Value equals equity market capitalization plus long-term debt

(4)	Restated to conform to presentation adopted in the current year.

PENGROWTH ENERGY TRUST  2  Annual Report 2004

Robust commodity prices and increased production over the year contributed to the achievement of record oil and gas sales, record funds from operations and record distributable cash for Pengrowth.

PENGROWTH ENERGY TRUST  3  Annual Report 2004

During 2004, Pengrowth achieved marked increases in production and reserves exiting the year with daily production exceeding 57,000 boe per day and proved plus probable reserves of 219 million boe, replacing 2004 production by more than 270 percent.

PENGROWTH ENERGY TRUST  4  Annual Report 2004

Operating Highlights

(thousands, except per unit amounts)	2004	2003		% Change
Daily Production
Crude oil (barrels)	20,817	23,337		(11%)
Heavy oil (barrels)	3,558	—		—
Natural gas (thousands of cubic feet)	144,277	119,842		20%
Natural gas liquids (barrels)	5,281	5,722		(8%)
Total production (boe) 6:1	53,702	49,033		10%

Total Production (mboe) 6:1	19,655	17,897		10%

Production Profile (6:1 conversion)
Crude oil	39%	47%
Heavy oil	6%	0%
Natural gas	45%	41%
Natural gas liquids	10%	12%

Average Prices
Crude oil (per barrel)	$43.21	$40.85	(1)	6%
Heavy oil (per barrel)	$32.45	$—		—
Natural gas (per mcf)	$6.80	$6.35	(1)	7%
Natural gas liquids (per barrel)	$42.21	$35.54	(1)	19%
Average price per boe 6:1	$40.76	$38.61	(1)	6%

Proved Plus Probable Reserves
Crude oil (mbbls)	94,066	97,360		(3%)
Heavy oil (mbbls)	18,245	—		—
Natural gas (bcf)	521	413		26%
Natural gas liquids (mbbls)	19,395	18,250		6%
Total oil equivalent (mboe)	218,613	184,416		19%

Operating Costs
Millions	$159.7	$149.0		7%
Per boe 6:1	$8.13	$8.33		(2%)

General and Administrative Costs
Millions	$24.4	$16.0		53%
Per boe 6:1	$1.24	$0.89		39%

Management Fees
Millions	$12.9	$10.2		26%
Per boe 6:1	$0.66	$0.57		15%

Acquisition Costs
Millions	$560.2	$126.5		343%
Mmboe acquired	47.9	NA		—
Per boe 6:1	$11.70	NA		—

(1)	Restated to conform to presentation adopted in the current year Natural gas has been converted to equivalent barrels of oil at 6:1 unless otherwise stated.

PENGROWTH ENERGY TRUST  5  Annual Report 2004

President’s Message

The year 2004 marked another solid performance for Pengrowth with a combined one-year weighted average compound total return exceeding 19 percent on the Class A and Class B trust units and a three-year compound total return exceeding 37 percent per annum. Robust commodity prices and increased production during the year contributed to the achievement of record oil and natural gas sales, record funds from operations and record distributable cash for Pengrowth.

Highlights of our 2004 achievements include:

•	The $550.8 million purchase of oil and natural gas properties from Murphy Oil Canada that closed on May 31, 2004, the largest acquisition in Pengrowth’s history.

•	Increased oil and natural gas production by 10 percent to 19.7 million boe in 2004 from 17.9 million boe in 2003. This resulted in production on a per unit basis remaining stable at 0.15 boe per trust unit with declines offset by acquisition and development activity.

•	Increased proved plus probable reserves by 19 percent to a record 218.6 million boe in 2004 from 184.4 million boe in 2003. On a per unit basis, reserves totaled 1.4 boe per trust unit.

•	A record $401.2 million in distributable cash before withholding constituting an increase of 16 percent from $345.9 million in 2003. Distributions paid or declared were $2.63 per trust unit, reflecting a modest two percent decline from 2003’s level.

•	Substantial progress in confirming Pengrowth’s status as a “Mutual Fund Trust” despite rising levels of international ownership, through the introduction of an A/B trust unit structure.

PENGROWTH ENERGY TRUST  6  Annual Report 2004

ABOVE: The Dunvegan gas unit at Fairview, Alberta, the first acquisition made by Pengrowth. RIGHT: James S. Kinnear, Chairman, President and CEO.
During the year, Pengrowth completed the largest transaction in its history with the acquisition of oil and natural gas properties located in Alberta and Saskatchewan from a subsidiary of Murphy Oil Corporation on May 31, 2004.

PENGROWTH ENERGY TRUST  7  Annual Report 2004

Acquisitions

During the year, Pengrowth completed the largest transaction in its history with the acquisition of oil and natural gas properties located in Alberta and Saskatchewan from a subsidiary of Murphy Oil Corporation on May 31, 2004 for approximately $550 million. The Murphy Assets offer significant synergies with Pengrowth’s existing asset base, while also introducing new core areas. Pengrowth’s property portfolio has diversified as a result and now includes heavy oil, coalbed methane and an expanded undeveloped acreage position. These properties will provide Pengrowth with additional potential for development, while enhancing the Trust’s flexibility in negotiating farmouts or asset swaps which add value for Pengrowth unitholders.

Oil and natural gas production increased significantly, with Pengrowth exiting the year with daily production in excess of 57,000 boe per day. Pengrowth’s proved plus probable reserves also increased as a result of the Murphy acquisition, which added 46.1 million boe. In total, Pengrowth added 53.9 million proved plus probable reserves during the year, replacing 2004 production by more than 270 percent. Year-end proved plus probable reserves were 218.6 million boe compared to 184.4 million boe at year-end 2003. This represents a 34.2 million boe or 19 percent increase, net of production of 19.6 million boe.

The reserve additions also included development activities by Pengrowth’s technical team and positive reserve revisions totaling six million boe. This included a positive revision related to the Sable Offshore Energy Project (“SOEP”). Reserve replacement remains the lifeblood of the industry and Pengrowth continues to maintain one of the longest reserve life indexes in the royalty trust sector at 10.4 years on a proved plus probable basis.

PENGROWTH ENERGY TRUST  8  Annual Report 2004

Capital Expenditures

Pengrowth’s 2004 capital expenditures increased to $161.1 million – the Trust’s largest program to date. The size of the 2004 capital program reflects a stronger focus on continued development of Pengrowth’s existing properties and the pursuit of new development opportunities afforded to Pengrowth by the continued strength in commodity prices during 2004 and the integration of the Murphy Assets.

Pengrowth’s capital program for 2005 is budgeted at $171 million, excluding potential expenditures related to the assets of Crispin Energy Inc. which is likely to be acquired under an arrangement announced on February 17, 2005. The 2005 capital program will focus on continued optimization of Pengrowth’s successful water and miscible flood projects at Judy Creek, Swan Hills and Weyburn as well as continued development of Pengrowth’s sizeable investment in long-life, shallow gas areas such as Monogram, Princess and Tilley. Pengrowth will also undertake to expand production from the heavy oil assets acquired as part of the Murphy transaction. Initial work will also begin on the construction of a 30,000-horsepower compression project at SOEP which will be installed at Thebaud in 2006.

Financial Flexibility

Pengrowth closed the year with a reinvigorated balance sheet and a long-term debt to debt-plus-equity ratio at a conservative 19 percent of total consolidated capital at book. With a debt-to-cash flow ratio of approximately one times, Pengrowth is well positioned to fund its 2005 development program and to take advantage of acquisition opportunities that may arise.

By year-end 2004, Pengrowth had raised combined net proceeds of $509.8 million including $473.2 million raised in two separate public offerings and an additional $36.6 million raised from the issuance of trust units under the Distribution Reinvestment Plan (“DRIP”) and employee incentive plans. Together with the holdback in the amount of $38.1 million in 2004, internally-generated funds represented 46 percent of Pengrowth’s 2004 capital program.

Reclassification of Trust Units to Class A and Class B Trust Units

During 2004, Pengrowth reclassified its outstanding trust units as Class A trust units and Class B trust units. Early in the year, it became apparent that the level of non-resident ownership of the Trust had risen from approximately eight percent at the time of listing on the New York Stock Exchange in April 2002 to a level approaching 50 percent. Generally speaking, the Income Tax Act (Canada) provides that a trust will permanently lose its Mutual Fund Trust status if it is established or maintained primarily for the benefit of non-residents of Canada. This benefits test is normally interpreted to mean that the majority of unitholders must be Canadian residents. However, there is an exception to this requirement if all or substantially all of a trust’s property has consisted of non-taxable Canadian property since February 21, 1990.

PENGROWTH ENERGY TRUST    9    Annual Report 2004

For reasons that may be unique to Pengrowth, it was not clear that the trust could rely on this taxable property exception. The Board of Directors recommended the A/B structure to unitholders to enable Pengrowth to manage the level of non-resident ownership on an ongoing basis. The Federal Government made a series of proposals during the year that could have resulted in removal of the taxable Canadian property exception entirely. These proposals were withdrawn late in the year and the Minister of Finance indicated that further discussions would be pursued with the private sector concerning the appropriate tax treatment of non-residents investing in resource property through mutual fund trusts. Uncertainty, therefore, remains as to whether the taxable Canadian property exception will be available indefinitely to royalty trusts such as Pengrowth.

During the year Pengrowth received advance tax rulings from Canada Revenue Agency that provided comfort as to Pengrowth’s Mutual Fund Trust status provided that an ownership threshold of 49.75 percent represented by Class A trust units is achieved by June 1, 2005. The Class A trust units currently represent 50.2 percent of outstanding trust units. This number is expected to be less than the ownership threshold by June 1, 2005 as a result of the issuance of Class B trust units to shareholders of Crispin Energy Inc. and the impact of Pengrowth’s DRIP and employee incentive programs. Pengrowth also received a comfort letter from the Department of Finance that a recommendation would be made to the Minister of Finance to amend the Income Tax Act (Canada) to clarify Pengrowth’s ability to rely upon the taxable Canadian property exception. This would effectively remove any significant risk regarding the status of Pengrowth as a Mutual Fund Trust.

PENGROWTH ENERGY TRUST    10    Annual Report 2004

When the ownership threshold is achieved, there will be opportunities to convert Class B trust units to Class A trust units under the Trust Indenture. During the first half of 2005 Pengrowth expects to put in place a reservation system using a random selection process in conjunction with Computershare Trust Company of Canada to allow conversions to be conducted on an equitable basis.

Pengrowth’s goal in 2005 is to reduce the differential between the trading prices of the Class A and Class B trust units. Despite the segmentation of the market, the A/B structure has resulted in Pengrowth being uniquely positioned to gain access to international capital markets through the issuance of Class A trust units.

Recent Developments

On January 26, 2005 Standard & Poor’s announced its intention to include qualifying income trusts in the S&P/TSX Composite Index. The decision follows an intensive study by the S&P/TSX Canadian Index Committee in conjunction with Standard & Poor’s Canadian Index Advisory Panel and other market participants. Index inclusion is expected to begin mid-year 2005.

This decision by Standard & Poor’s marks a significant milestone for the trust sector and its participants, as both should benefit from the added legitimacy of inclusion in the S&P/TSX Composite Index.

Strategic Considerations

The continued strength of commodity prices through 2004 may represent a paradigm shift to sustainable long-term higher oil and natural gas prices. One of Management’s key challenges is to position Pengrowth such that its unitholders will continue to benefit from the favourable impact of higher commodity prices while maintaining Pengrowth’s financial flexibility should expectations change.

Pengrowth’s essential strategy remains to acquire and develop long-life, high quality reserves which add to unitholder value. In a competitive environment of higher prices Pengrowth’s key advantages include our innovative approach to acquisitions, our presence in new environments such as the East Coast, our relationships with oil and gas producers, our access to capital, both

PENGROWTH ENERGY TRUST    11    Annual Report 2004

domestically and internationally, and our experience in closing and financing many asset acquisitions over the past 16 years.

Pengrowth will continue to evaluate acquisitions in the context of our anticipated distributions and our cost of capital. We believe that oil and natural gas reserves are a valuable asset class that will continue to deliver positive returns to investors over many years.

Outlook for 2005

Pengrowth remains well positioned to capitalize on improving fundamentals in oil and natural gas markets:

▪	Pengrowth holds interests in many of the higher quality reservoirs in Canada with continued potential for incremental recovery in a higher price environment.

▪	Pengrowth has a highly skilled, qualified and experienced technical team that is incentivized to maximize returns from our existing properties while creating additional value through new development.

▪	As a result of the new equity infusion of over $500 million in 2004, Pengrowth is well capitalized to continue expansion of the business through value-enhancing transactions.

▪	The recently announced acquisition of an incremental 12 percent interest in Swan Hills Unit No. 1, which closed on February 28, 2005, and the business combination with Crispin Energy Inc., which is expected to close prior to the end of April 2005,

PENGROWTH ENERGY TRUST    12    Annual Report 2004

will add approximately 17 million boe to Pengrowth’s proved plus probable reserves and is expected to contribute approximately 3,300 boe per day to year-end 2005 production levels.

▪	The co-operative consulting arrangement with the technical and management team of Crispin Energy Inc. will enhance Pengrowth’s ability to evaluate and pursue new business opportunities and to create additional value on Pengrowth’s existing asset base. This includes the potential for realizing value on new assets such as Pengrowth’s enhanced interests in coalbed methane acreage.

▪	We will continue to be innovators working hard to create and enhance value on behalf of our unitholders in a decidedly positive industry environment.

▪	Pengrowth periodically reviews its distribution policy in conjunction with forecast production and commodity pricing, budgeted capital spending and anticipated sources of capital, including the operation of Pengrowth’s distribution reinvestment and employee incentive programs.

Acknowledgements

Pengrowth welcomes Mr. Michael Parrett and Mr. William Stedman to the Board of Directors, whose wise counsel is very much appreciated. Pengrowth also wishes to welcome the new team members who joined Pengrowth during the year, primarily from Murphy Oil, and to thank all of its hard-working, dedicated team members for their exceptional contributions during 2004.

Respectfully submitted on behalf of the Board of Directors,

James S. Kinnear
Chairman, President and
Chief Executive Officer
March 4, 2005

PENGROWTH ENERGY TRUST    13    Annual Report 2004

Operations Review

OPERATIONS REVIEW

Pengrowth remains a geographically diversified energy trust with properties located across Canada in the provinces of British Columbia, Alberta, Saskatchewan and offshore Nova Scotia.

PENGROWTH ENERGY TRUST    14    Annual Report 2004

OPERATIONS REVIEW

PENGROWTH’S MAJOR HOLDINGS
Summary of Property Interests Held by Pengrowth Corporation at December 31, 2004

		Pengrowth
	Reserve	Proved plus		Value at		2004 Oil
	Life	Probable	Percent	10%	Percent	& NGL	2004 Gas	2004 Total	Percent	2004 Capital
	Index	Reserves(2)	of Total	Discount(3)	of Total	Production	Production	Production(2)(4)	of Total	Expenditures
	(years)	(mboe)	Reserves	($ thousands)	Assets	(bbl/d)	(mmcf/d)	(boepd)	Production	($ millions)
Judy Creek BHL Unit	11.9	39,691	18.2	367,690	17.0	9,473	3.8	10,103	18.8	36.9
Judy Creek West BHL Unit	17.8	9,934	4.5	51,129	2.3	1,438	0.3	1,495	2.8	1.4
SOEP	7.5	17,610	8.1	251,446	11.6	983	33.9	6,628	12.3	31.9
Weyburn Unit	19.3	16,671	7.6	105,348	4.9	2,281	0.1	2,301	4.3	5.4
Swan Hills Unit No.1	21.8	10,605	4.9	64,151	3.0	1,165	0.8	1,297	2.4	3.9
Monogram Gas Unit	8.2	6,647	3.0	86,550	4.0	0	9.7	1,610	3.0	17.7
McLeod River	7.0	5,951	2.7	69,325	3.2	322	8.3	1,700	3.2	4.5
Dunvegan Gas Unit No. 1	10.9	5,643	2.6	48,859	2.2	292	5.2	1,150	2.1	4.0
Tangleflags	7.4	5,633	2.6	25,709	1.2	1,266	0.2	1,308	2.4	2.4
East Bodo	32.6	5,264	2.4	21,352	1.0	294	0.2	319	0.6	0.1
Oak	12.1	4,952	2.3	55,597	2.5	903	2.3	1,283	2.4	3.2
Kaybob Notikewin Unit	13.1	4,824	2.2	41,111	1.9	32	5.2	905	1.7	0.1
Princess	13.3	4,104	1.9	42,044	1.9	0	2.2	360	0.7	4.5
Twining	9.2	4,083	1.9	44,834	2.1	285	3.3	842	1.6	0.4
Rigel	6.1	3,808	1.7	67,181	3.1	2,221	0.9	2,366	4.4	1.3
Enchant	12.8	3,706	1.7	30,046	1.4	712	0.3	764	1.4	0.1
Quirk Creek	10.2	3,361	1.5	25,739	1.2	174	4.0	849	1.6	0.5
Other (1)	8.8	66,126	30.2	768,971	35.5	7,815	63.6	18,422	34.3	42.8

Total	10.4	218,613	100.0	2,167,082	100.0	29,656	144.3	53,702	100.0	161.1

Source: GLJ Report

(1)	“Other” includes Pengrowth Corporation’s working and royalty interest in 111 other properties.

(2)	Natural gas has been converted to barrels of oil equivalent on the basis of six mcf of natural gas being equal to one boe.

(3)	At forecast prices and costs.

(4)	Murphy properties based on seven months of production averaged over the year.

PENGROWTH ENERGY TRUST    15    Annual Report 2004

OPERATIONS REVIEW

Strategies for Safeguarding Distributions

Pengrowth pays monthly distributions to unitholders based on the net cash flow (after fees and expenses) generated from a portfolio of high quality crude oil and natural gas properties.

1 Growth Through:

Acquisitions

Pengrowth continually seeks accretive acquisition opportunities to add value to the trust. Our focus remains on seeking out properties characterized by several key criteria including: long-life reserves, low ongoing capital requirements, the prospect to operate and the potential for continued development. In addition, all acquisitions should favourably impact all significant metrics including distributions, production and reserves per unit remains paramount.

2004

In May 2004 Pengrowth completed its largest acquisition to date with the purchase of producing oil and gas properties from a subsidiary of Murphy Oil Corporation for $550.8 million. This acquisition significantly increased Pengrowth’s reserves and grew production. Pengrowth exited the year with fourth quarter production of 57,425 boe per day.

2 Stable Production Through:

Development Drilling

Pengrowth’s property portfolio is characterized largely by long-life reserves and opportunities for low-risk development. The 2004 development program included the drilling of 66 gross wells with a 95.4 percent success rate at our operated properties. In our non-operated properties 349 gross wells were drilled with a 99 percent success rate. An additional 27 gross wells were drilled under farmout agreements where Pengrowth retained a gross overriding royalty.

Field & Facility Optimization

During 2004, approximately 16 percent of the capital budget was spent on maintenance and enhancement projects, with pipeline replacement at Judy Creek representing the largest portion of capital spent. Proactive pipeline replacement minimizes the chance of pipeline failures and associated

PENGROWTH ENERGY TRUST    16    Annual Report 2004

OPERATIONS REVIEW

down time and potential environmental issues. Numerous smaller projects including compressor panel replacements, installation of fire eyes, and process control system upgrades were also completed in 2004 to ensure the effective long-term performance of Pengrowth’s asset base.

Large Land Base

At year-end Pengrowth’s land position stood at 1,060,000 net acres of which 465,000 net acres remain undeveloped. These lands represent an opportunity through farmouts for Pengrowth to participate in higher risk drilling plays without significant capital exposure. In late 2002 Pengrowth farmed out 30,500 net acres in northeast B.C. to Progress Energy Ltd., in conjunction with the acquisition of oil and natural gas properties from Calpine Canada Inc. In 2004 Progress completed its $10 million commitment on our lands by spending $4.5 million on the drilling of six wells and reworking six others.

PENGROWTH ENERGY TRUST 17 Annual Report 2004

OPERATIONS REVIEW

3 Risk Management Through:

Proactive Hedging

Pengrowth actively maintains a commodity price risk management program intended to deliver stable returns on a portion of future production. The program manages exposure to commodity price fluctuations as well as providing a measure of stability to our cash distributions.

Geographic Diversification

Pengrowth remains one of the most geographically diversified trusts in the sector. Our portfolio spans Canada with properties located in British Columbia, Alberta, Saskatchewan and offshore Nova Scotia on the east coast of Canada. This diversification gives Pengrowth direct exposure to different market segments, and in particular the premium northeastern U.S. gas markets.

Operating Properties

Pengrowth currently operates approximately 55 percent of total production allowing us to directly manage our success in terms of both capital and production. As the operator, Pengrowth is able to strategically schedule development programs including drilling projects, well workovers and facility upgrades while also controlling associated costs.

Technical Excellence

Pengrowth continually seeks to employ experts in all facets of our business. Past and future success centres on the efforts and expertise of our people.

PENGROWTH ENERGY TRUST    18    Annual Report 2004

Farming Out Higher Risk Projects

Pengrowth completed 10 farmout transactions in 2004 totaling 93,500 net acres or 146 net sections of land. These transactions, in combination with several transactions completed in the latter part of 2003, resulted in 24 new wells drilled and six wells reworked during 2004 and commitments for the drilling of an additional seven wells in 2005. By the end of 2004 the farmouts had resulted in $14.7 million in third party exploration commitments.

Negotiations were underway at year-end with a prominent coalbed methane (“CBM”) company for the farmout of a portion of Pengrowth’s CBM potential lands at Judy Creek. It is anticipated that a deal will be finalized early in 2005 which will result in a minimum of two horizontal wells being drilled to test the Mannville coal formations at Judy Creek.

PENGROWTH ENERGY TRUST   19   Annual Report 2004

Defining Our Opportunities

Natural gas remains the energy source of choice in North America for both retail and industrial consumers and the growth in demand is expected to continue.

In their Annual Energy Outlook 2005 the U.S. Energy Information Administration (EIA) forecasts that demand for natural gas will continue to grow at an average rate of 1.5 percent from 2003 to 2025.

Despite increased drilling, producers’ ability to keep up with demand has been strained due to factors including increasing rates of depletion and the challenges associated with exploring for new reserves in a mature geological basin and in expensive frontier areas.

PENGROWTH ENERGY TRUST   20   Annual Report 2004

Alternative sources of natural gas such as CBM and liquefied natural gas (“LNG”) will enhance the natural gas supply picture. CBM extraction is still in its initial stages in Canada with the first wells being drilled in 1997. Commercial CBM production began in 2002 and though overall production remains limited at present, the future potential for significant contributions to overall natural gas production from CBM development remains promising. LNG also shows potential as an alternative source of natural gas for North America but there will need to be both an expansion of existing LNG facilities and development of new facilities for LNG to have a significant impact on natural gas supplies. However, given capital requirements, construction lead times, the environmental and community concerns that often accompany the development and expansion of these facilities and the time required to resolve such issues, no significant additions to production capacity are expected to be realized until at least 2008.

Natural gas prices remain volatile as a result of continuing supply and demand pressures. During the last half of 2004, natural gas prices experienced a decline due to a cooler than normal summer which lowered air conditioning requirements, thereby decreasing the demand for power and associated feedstocks. This led to significant inventory build-up with recent U.S. data indicating that inventories in January 2005 are 14 percent higher than the five-year average.

Natural gas prices are expected to remain comparable during the 2005/2006 winter season with the EIA forecasting Henry Hub natural gas prices averaging between U.S. $5.45 to $5.75 per mcf in 2005 versus U.S. $6.16 per mcf in 2004 and U.S. $5.39 per mcf in 2003.

PENGROWTH ENERGY TRUST  21   Annual Report 2004

Key Natural Gas Properties

PRINCESS

Pengrowth acquired the Princess Field as part of the Murphy acquisition. The field has two compressor stations with dehydration equipment servicing over 100 shallow gas wells on 38 sections of land. These wells are typically low volume, long-life producers.

Upon acquiring the property, Pengrowth embarked on preparations for an active 2004 development program. Preparations required receipt of regulatory approvals for downspacing, negotiations with partners to swap working interests and consolidate lands as well as coordination of field services for drilling, completions and tie-ins. The program, which involved the drilling of 23 infill wells, resulted in the addition of approximately 300 boe per day of long life production to the existing base production of 550 boe per day. Production came onstream in November.

Up to 80 additional locations have been identified with an approximate 50 well program planned for 2005 as well as certain infrastructure modifications to optimize production. Third party volumes are also processed through the Princess facilities to maximize equipment utilization.

DUNVEGAN

Pengrowth holds a 7.97 percent working interest in the Dunvegan Gas Unit No. 1 operated by Devon Canada and located 430 kilometres northwest of Edmonton. Approximately 95 percent of the unit’s natural gas reserves are contained in the Mississippian Debolt formation.

PENGROWTH ENERGY TRUST    22  Annual Report 2004

The successful development program, commencing in 2003, continued through 2004 with Pengrowth participating in the drilling of 26 wells. Despite adverse weather delaying completions and tie-ins, results to date indicate an average gross production rate exceeding 1 mmcf per day and 1 bcf of gross reserves per well drilled in 2004. In response to the success of both the 2003 and 2004 programs the unit operator has proposed a 36 well development program for 2005.

MONOGRAM

Pengrowth holds a 53.82 percent working interest in this property which saw the completion of a large 2004 shallow gas drilling program and effectively downspaced the unit to eight wells per section.

The 2004 infill drilling program was completed on time and ahead of original budget projections. There were 154 wells drilled with 149 wells on stream by year-end. December production levels increased to 30 mmcf per day (16 mmcf per day net to Pengrowth) which is ahead of expectations and more than doubled Pengrowth’s production of approximately 7.5 mmcf per day prior to commencing the infill program.

As a result of the 2004 program, GLJ assigned 11.2 bcf of reserves to the proved producing category. No further development is planned for 2005.

PENGROWTH ENERGY TRUST   23   Annual Report 2004

TILLEY

Pengrowth holds a 9.69 percent working interest in this large shallow gas property. The Tilley Milk River Gas Unit is operated by Exxon Mobil.

The 2004 program involved the drilling of 100 wells with the operator’s original plans calling for production to commence in January 2005. The project was completed ahead of schedule and under budget with the first wells coming on stream during November 2004. As of December there was a gross uplift of 11 mmcf per day with 99 wells on line (1.1 mmcf per day net to Pengrowth).

As a result of the 2004 drilling program, GLJ assigned 1.5 bcf of reserves to the proved producing category. Another 3.7 bcf proved undeveloped and 4.3 bcf proved plus probable reserves were added for future infill drilling programs.

Pengrowth will participate in another 100 well program planned for early 2005. This will be the second year of a four-year drilling program which envisions the drilling of approximately 400 infill wells to bring the property towards full development at eight wells per section.

PENGROWTH ENERGY TRUST  24  Annual Report 2004

SABLE OFFSHORE ENERGY PROJECT

2004 represented the first full year that Pengrowth acted as a full 8.4 percent working interest partner in both the production and facilities associated with the two tier Sable Offshore Energy Project (“SOEP”). Tier I was completed over the course of 1999 to 2002 and consists of the North Triumph, Venture and Thebaud fields.

Tier II development began in late 2002 with gas brought on stream in late 2003 with the completion of two wells at Alma. Both Alma wells continue to perform solidly. The year saw further development at Tier II in the South Venture field. South Venture 1, a previously drilled development well, was tied-in and brought on production in late 2004. A second South Venture well that started drilling in 2004 is expected to be on stream in March 2005 and should help offset production declines in the other fields.

A significant portion of Pengrowth’s capital expenditures on non-operated properties will be invested at SOEP in 2005. The capital will fund the drilling of a third well at South Venture and possibly an infill well at Venture. Both wells will be completed in 2005. Capital will also be spent on the construction of a 30,000 HP compression project which will be installed at Thebaud in 2006. Compression will allow the SOEP fields to be drawn down to much lower pressures allowing for a higher recovery of gas and higher production rates.

PENGROWTH ENERGY TRUST   25  Annual Report 2004

Defining Our Opportunities

Oil prices have strengthened steadily since December 2001 with new records achieved over the past year both in terms of pricing and demand.

Full year WTI prices averaged approximately U.S. $41.40 per barrel of oil while year-over-year demand for crude oil saw the largest increase since 1978 at 33 percent. An increase in worldwide consumption of oil, driven largely by growth in China and other developing countries, is cited as one of the main factors behind the higher price level.

Other factors have also contributed to the current price level including inelastic demand which has only shown modest resistance to increased prices as well as prolonged concerns regarding the economic and political climates in the Middle East (Iraq in particular), Venezuela, Nigeria and Russia among others and supply disruptions which took place over 2004.

Consumption is expected to continue to increase and the EIA projects total demand to grow at an average annual rate of 1.5 percent. This translates into a worldwide demand growth from approximately 80 million barrels of oil per day in 2003 to 87.9 millions of barrels of oil per day by 2025.

With the uncertainties facing global supply and a thin inventory cushion, volatility can be expected to continue. Prices are expected to remain firm and the EIA forecasts WTI crude oil prices to average in the low U.S. $40.00 range per barrel in 2005 versus U.S. $41.40 per barrel in 2004 and U.S. $30.99 per barrel in 2003.

PENGROWTH ENERGY TRUST  26   Annual Report 2004

Key Crude Oil Properties
JUDY CREEK

Pengrowth holds almost 100 percent working interest in Judy Creek which continues to be Pengrowth’s largest producing property. Development activity in 2004 was largely focused within the ‘A’ Pool and included five horizontal solvent injection wells and five oil producers.

Drilling and related development activities such as well workovers and conversions resulted in the development of nine new solvent patterns and three new waterflood patterns in 2004. Six of the new solvent patterns were receiving solvent by year end with response expected during the first quarter. The remaining patterns are scheduled to begin injection by mid-2005 with response expected one to three months later.

Four of the five new oil wells are currently producing at a combined rate of 430 barrels of oil per day. The fifth producer is expected to be on stream in the first quarter of 2005. Rates at the new producers will increase as a result of water and solvent flooding.

A sixth water injection booster installation was initiated in 2004, increasing water injection rates by 950 barrels per day. Based on previous installations, 2005 should see a production increase of up to 100 barrels of oil per day as a result of the increased water injection.

During 2004 significant upgrades were completed on the Judy Creek ‘A’ Pool produced water injection system. These proactive upgrades improve the integrity of the system. Upgrades in the control systems of five gas compression installations were also completed in 2004. These upgrades increase the reliability and operating efficiency of the units and are expected to result in reduced maintenance and fuel consumption costs.

PENGROWTH ENERGY TRUST   27   Annual Report 2004

SWAN HILLS

Until recently, Pengrowth held a 10.45 percent working interest in Swan Hills Unit No. 1. On February 28, 2005, the acquisition of an additional 11.89 percent working interest in the Unit closed, bringing Pengrowth’s total working interest to 22.34 percent. The effective date of the acquisition was October 1, 2004.

In 2004, six new wells were drilled including a successful three well infill program in the North Central Platform area and one well in the hillslide area. One producer and one injector were drilled as a part of a two-pattern development in the hydrocarbon miscible flood expansion area. Six hydrocarbon miscible flood patterns were active in 2004 including the two new patterns.

A CO2 miscible flood pilot project started injection in the fourth quarter. The project looks promising with the third injection cycle underway in January 2005 with no breakthrough of the CO2. The aim of this project is to quantify the incremental oil which may be recoverable beyond hydrocarbon miscible flooding. It is also expected this tertiary recovery process will recover additional solvent that has been left behind in the reservoir from the prior hydrocarbon miscible flood. A full scale project will qualify for Alberta royalty relief.

A seven well infill drilling program has been approved by partners in the hillslide area for 2005. These wells will be drilled directionally to access an area that is underdeveloped. Several solvent injection cycles are planned in various hydrocarbon miscible flood patterns during 2005.

PENGROWTH ENERGY TRUST  28  Annual Report 2004

WEYBURN

Pengrowth owns a 9.75 percent working interest in the EnCana operated Weyburn Unit in southeast Saskatchewan. Medium gravity oil is produced from the Midale carbonate reservoir under waterflood and more recently a CO2 miscible flood Enhanced Oil Recovery (“EOR”) project. The Unit averaged 23,400 gross boe per day during 2004 and exited the year at 25,800 gross boe per day, exceeding budget expectations.

2004 was a very active year in the Unit. Expansion of the CO2 miscible flood continued with 12 new patterns initiated in addition to the 32 from previous years. Ultimately, 75 patterns are expected to be developed. In addition, there was ongoing development and optimization in existing EOR and waterflood areas where a total of 24 horizontal infill and re-entry wells were drilled. Capital expenditures for the area, excluding the purchase of CO2, totaled approximately $55 million ($5.4 million net to Pengrowth) in 2004.

In 2004, only four of the 12 new EOR patterns started injection. With the success of the infill program, resulting in the bulk of the production increase, it was necessary for additional CO2to be directed to the existing patterns to replace voidage. In 2005, injection will commence in several more of the new EOR patterns depending on the availability of CO2.

The 2005 capital program is focused on further development and optimization in existing EOR and waterflood areas where opportunities exist to increase production and recovery. There are no plans to develop any new miscible flood patterns until 2006. Capital expenditures of $43 million, excluding CO2 purchases, are budgeted for 2005 and will include 22 EOR and eight waterflood infill wells. It is anticipated the capital projects will result in maintaining production levels in excess of 25,000 barrels of oil per day during 2005. The injection of CO2 provides for an ongoing real and measurable reduction in greenhouse gas emissions.

PENGROWTH ENERGY TRUST  29  Annual Report 2004

NORTHEAST BRITISH COLUMBIA (NEBC)

Pengrowth has varied working interests in Northeastern British Columbia (NEBC) with the largest fields of Rigel, Oak and Squirrel representing approximately eight percent of total Pengrowth production. The 2004 operated development program comprised 15 wells (14.3 net), with the majority targeting natural gas zones. By year-end seven gas wells were completed in addition to six oil wells, with the remaining two wells drilled and abandoned.

An estimated 44 additional wells (17 net to Pengrowth) will be drilled in 2005 with the majority drilled in the first quarter as the area is restricted to winter only access.

The Elm Gething ‘B’ Pool was discovered as a result of drilling D-29-F/94-H-7 in December 1996. It has since been developed on 40-acre spacing using vertical wells completed with 10-15 tonne hydraulic fracture treatments. The original oil-in-place for the mapped pool is approximately 17 million boe. Primary recovery for the entire field is expected to be 1.3 million boe. Currently there are 18 active wells with production from the Gething ‘B’ Pool of approximately 300 boe per day.

A pilot waterflood project has been implemented in the pool and is anticipated to be commissioned in the first quarter of 2005. If positive flood response is seen, additional injection locations will be chosen after completion of the geological model and simulation. Initial flood results indicate incremental recovery up to 10 percent of original oil-in-place could be achieved through a full field waterflood.

PENGROWTH ENERGY TRUST   30   Annual Report 2004

Defining Our Opportunities

As part of the Murphy acquisition, Pengrowth acquired a large land position of predominantly operated, high-working interest heavy oil properties. This represented Pengrowth’s first foray into heavy oil and provides both short and long-term growth prospects.

Heavy oil sells at a discount to light crude oil as a result of the lower relative market value of end products to the refiner. This discount can fluctuate depending on market conditions. In 2004, the price differential widened significantly at year-end due mainly to a surplus of heavy oil in the market place as well as outages at several upgraders in Western Canada. Canadian heavy oil prices (Lloyd Blend at Hardisty) still averaged Cdn $36.23 per barrel in 2004 as compared to Cdn $31.48 per barrel in 2003.

In the past, difficulties in producing heavy oil such as wellbore problems, frequent equipment breakdowns and salt water and sand disposal made the heavy oil business difficult and relatively costly. However, technological advances have reduced costs associated with production and overcome many of these difficulties. These advances, combined with the still favourable commodity price environment, have created beneficial conditions for Pengrowth to enter into this area of development.

PENGROWTH ENERGY TRUST   31   Annual Report 2004

Key Heavy Oil Properties
TANGLEFLAGS

As part of the Murphy acquisition, Pengrowth acquired a 50 percent working interest in the Canadian Natural Resources Limited (“CNRL”) operated Tangleflags North EOR project and various interests in adjacent primary heavy oil production, also operated by CNRL.

Located in west central Saskatchewan, approximately 25 miles northeast of Lloydminster, the property produces 12° API oil mainly from the Lloydminster sands under a Steam Assisted Gravity Drainage (SAGD) thermal recovery process. The EOR project area contains horizontal producing wells along with both vertical and horizontal steam injection wells and commenced operation in the late 1980’s. As steam is injected into the reservoir and oil and water is withdrawn, a steam chamber is created which expands vertically and laterally, heating the reservoir. This allows the oil to drain more easily to the horizontal producing wells located near the base of the reservoir. Ultimately, it is expected that in excess of 70 percent of the original oil-in-place will be recovered in the EOR project area. Cumulative production of over 35 million barrels represents approximately 50 percent recovery to date.

Stratigraphic wells drilled in 2003 identified a new part of the reservoir to the southeast of the main pool that was suitable for thermal development. Two SAGD well pairs were subsequently drilled in this area of the pool and steaming began in early 2004 with the producers put on stream by mid-year. As a result of this and other development and optimization activity during 2004, Pengrowth’s production at Tangleflags went from 1,800 boe per day at the time of the acquisition to over 2,200 boe per day by year-end. Although there are no further plans for additional SAGD development, optimization activities continue in an effort to maintain production and maximize recovery.

PENGROWTH ENERGY TRUST  32    Annual Report 2004

PLOVER, CACTUS AND BODO

The Plover, Cactus and Bodo heavy oil fields were acquired in the Murphy acquisition. The fields have several batteries to treat oil to pipeline specification, as well as a number of compressor stations to compress and process solution gas. An active waterflood is underway in East Bodo. During 2004, Pengrowth drilled six horizontal producing wells (4.5 net) in the South Bodo field ranging up to 1,000 metres in horizontal length. These wells were successfully drilled in an existing field with low reservoir pressure. Production from these wells added approximately 400 boe per day.

An additional four horizontal infill wells are proposed for 2005. Pengrowth is also examining the potential for EOR applications in its operated heavy oil fields to improve recovery.

Pengrowth continues to review uphole gas potential on the acquired lands and has successfully added processing volumes in existing facilities by aggressively pursuing third party opportunities.

PENGROWTH ENERGY TRUST   33   Annual Report 2004

Operations Statistical Review

OPERATIONS REVIEW

RESERVES

In 2003, the securities regulatory authorities in Canada (other than Quebec) adopted National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities which imposes oil and gas disclosure standards for Canadian public issuers engaged in oil and gas activities. Under the reserves categories, reserves are the estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, from a given date forward.

The reserves are classified according to the degree of certainty associated with the estimates. Proved reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

Probable reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves. The reported proved reserves should target at least a 90 percent probability that the quantities actually recovered will equal or exceed the estimated proved reserves and the estimated proved plus probable reserves should target at least a 50 percent probability that the quantities actually recovered will equal or exceed the sum of the estimated proved plus probable reserves. The effective date of the information in this section is December 31, 2004 and the information contained is based upon an evaluation by Gilbert Laustsen Jung Associates Ltd. (“GLJ”) dated February 15, 2005.

PENGROWTH ENERGY TRUST  34  Annual Report 2004

OPERATIONS REVIEW

Summary of Oil and Gas Reserves and Net Present Values of Future Net Revenue at December 31, 2004

Forecast Prices and Costs

				Oil and Gas Reserves

	Light and Medium Crude Oil			Heavy Oil			Natural Gas

	Pengrowth	Working		Pengrowth	Working		Pengrowth	Working
	Interest	Interest(1)	Net	Interest	Interest(1)	Net	Interest	Interest(1)	Net
Reserves Category	(mbbls)	(mbbls)	(mbbls)	(mbbls)	(mbbls)	(mbbls)	(bcf)	(bcf)	(bcf)

Proved Reserves
Proved Developed Producing	57,654	57,458	49,212	12,592	12,581	11,037	355.6	348.5	285.1
Proved Developed Non-Producing	548	546	465	72	72	62	23.0	22.5	17.6
Proved Undeveloped	15,973	15,960	13,894	1,958	1,958	1,633	48.7	46.9	38.7

Total Proved Reserves	74,175	73,965	63,572	14,622	14,611	12,733	427.3	417.9	341.4
Probable Reserves	19,891	19,847	16,871	3,623	3,621	3,065	94.1	91.0	74.1

Total Proved Plus Probable Reserves	94,066	93,812	80,443	18,245	18,232	15,798	521.4	508.9	415.4

	Oil and Gas Reserves

	Natural Gas Liquids			Total Oil Equivalent Basis(2)

	Pengrowth	Working		Pengrowth	Working
	Interest	Interest(1)	Net	Interest	Interest(1)	Net
Reserves Category	(mbbls)	(mbbls)	(mbbls)	(mboe)	(mboe)	(mboe)

Proved Reserves
Proved Developed Producing	12,841	12,643	9,037	142,353	140,767	116,798
Proved Developed Non-Producing	376	366	292	4,825	4,738	3,757
Proved Undeveloped	2,271	2,219	1,644	28,324	27,949	23,616

Total Proved Reserves	15,488	15,229	10,974	175,502	173,453	144,171
Probable Reserves	3,907	3,826	2,846	43,111	42,468	35,126

Total Proved Plus Probable Reserves	19,395	19,055	13,819	218,613	215,921	179,298

(1) Excludes royalty interests held by Pengrowth Corporation.

(2) Natural gas has been converted to barrels of oil equivalent on the basis of six mcf of natural gas being equal to one boe.

PENGROWTH ENERGY TRUST  35  Annual Report 2004

OPERATIONS REVIEW

Net Present Values of Future Net Revenue

Forecast Prices and Costs

	Before Income Taxes Discounted at (%/Year)
	0%	5%	10%	15%	20%
Reserves Category	($mm)	($mm)	($mm)	($mm)	($mm)

Proved Reserves
Proved Developed Producing	2,364.6	1,849.7	1,544.6	1,340.9	1,193.8
Proved Developed Non-Producing	109.6	78.0	60.9	50.0	42.4
Proved Undeveloped	458.1	302.1	208.8	148.8	108.0

Total Proved Reserves	2,932.3	2,229.8	1,814.2	1.539.7	1,344.2
Probable Reserves	904.3	520.6	352.9	261.7	205.0

Total Proved Plus Probable Reserves	3,836.5	2,750.4	2,167.1	1,801.4	1,549.2

Net Asset Value (NAV)

In the following table, Pengrowth’s net asset value is measured with reference to the present value of future net cash flows from reserves, as estimated by GLJ. The calculation is shown using both the GLJ forecast prices, and constant (year-end 2004) prices.

NAV at December 31, 2004

	GLJ	GLJ
$ Thousands, except per unit amounts	Forecast Prices	Constant Prices

Value of Proved plus Probable Reserves discounted at 10%	$2,167,082	$2,379,906
Undeveloped Lands (1)	35,326	35,326
Working Capital Deficit (2)	(8,090)	(8,090)
Reclamation Fund	8,309	8,309
Long-term Debt (3)	(383,616)	(383,616)
Asset Retirement Obligation (4)	(110,999)	(89,725)

Net Asset Value	$1,708,012	$1,942,110
Units Outstanding (000’s)	152,973	152,973

Net Asset Value per trust unit	$11.17	$12.70

(1)	Pengrowth’s internal estimate.

(2)	Working capital excludes distributions payable.

(3)	Long-term debt plus long-term portion of note payable and contract liabilities.

(4)	The Asset Retirement Obligation (“ARO”) is based on the same methodology used to calculate the ARO on Pengrowth’s year-end financial statements, except that the future expected ARO costs were inflated at 2% and discounted at 10% and well abandonment costs included in the GLJ report were deducted.

PENGROWTH ENERGY TRUST  36  Annual Report 2004

OPERATIONS REVIEW

Reserves Reconciliation 2004

Company Interest Volumes (before deduction of royalty burdens payable)

	Light and
	Medium	Heavy		Natural	Oil
	Crude Oil	Oil	NGLs	Gas	Equivalent
	(mbbl)	(mbbl)	(mbbl)	(bcf)	(mboe)

Proved Producing
December 31, 2003	59,677	—	12,774	272.8	117,937
Exploration and Development	93	304	401	10.9	2,611
Improved Recovery	3,125	—	(175)	17.2	5,813
Revisions	371	—	144	5.4	1,152
Acquisitions	2,007	13,590	1,886	102.1	34,495
Dispositions	—	—	—	—	—
Production	(7,619)	(1,302)	(2,190)	(52.8)	(19,655)

December 31, 2004	57,654	12,592	12,840	355.6	142,353

Total Proved
December 31, 2003	78,038	—	14,638	338.2	149,060
Exploration and Development	93	—	11	2.3	487
Improved Recovery	473	—	36	10.8	2,309
Revisions	1,168	—	771	7.1	3,124
Acquisitions	2,022	15,924	1,965	121.6	40,177
Dispositions	—	—	—	—	—
Production	(7,619)	(1,302)	(1,933)	(52.8)	(19,655)

December 31, 2004	74,175	14,622	15,488	427.3	175,501

Proved plus Probable
December 31, 2003	97,360	—	18,250	412.8	184,416
Exploration and Development	173	—	17	3.2	724
Improved Recovery	367	—	37	12.0	2,404
Revisions	1,442	—	762	3.8	2,838
Acquisitions	2,343	19,547	2,262	142.4	47,886
Dispositions	—	—	—	—	—
Production	(7,619)	(1,302)	(1,933)	(52.8)	(19,655)

December 31, 2004	94,066	18,245	19,395	521.4	218,613

PENGROWTH ENERGY TRUST  37  Annual Report 2004

OPERATIONS REVIEW

Gilbert Laustsen Jung Associates Ltd.

Summary of Pricing and Inflation Rate Assumptions

at January 1, 2005

									Inflation	Exchange
Year	Oil				Natural Gas	Natural Gas Liquids(1)			Rate(2)	Rate(3)

	WTI	Edmonton	Cromer	Hardisty
	Cushing	Par Price	Medium	Heavy	AECO Gas			Pentanes
	Oklahoma	40° API	29.3° API	12° API	Price	Propane	Butane	Plus
	($U.S./bbl)	($Cdn/bbl)	($Cdn/bbl)	($Cdn/bbl)	($Cdn/mmbtu)	($Cdn/bbl)	($Cdn/bbl)	($Cdn/bbl)	(%/Year)	($U.S./Cdn)

2005	42.00	50.25	43.75	27.50	6.60	32.25	37.25	50.75	2.0%	0.82
2006	40.00	47.75	41.50	28.50	6.35	30.50	35.25	48.25	2.0%	0.82
2007	38.00	45.50	39.50	28.75	6.15	29.00	33.75	46.00	2.0%	0.82
2008	36.00	43.25	37.75	28.25	6.00	27.75	32.00	43.75	2.0%	0.82
2009	34.00	40.75	35.50	25.50	6.00	26.00	30.25	41.25	2.0%	0.82
2010	33.00	39.50	34.25	24.75	6.00	25.25	29.25	40.00	2.0%	0.82
2011	33.00	39.50	34.25	24.75	6.00	25.25	29.25	40.00	2.0%	0.82
2012	33.00	39.50	34.25	24.75	6.00	25.25	29.25	40.00	2.0%	0.82
2013	33.50	40.00	34.75	24.75	6.10	25.50	29.50	40.50	2.0%	0.82
2014	34.00	40.75	35.50	25.50	6.20	26.00	30.25	41.25	2.0%	0.82
2015	34.50	41.25	36.00	25.75	6.30	26.50	30.50	41.75	2.0%	0.82
Thereafter	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	0.82

(1)	FOB Edmonton.

(2)	Inflation rates for forecasting prices and costs.

(3)	The exchange rates used to generate the benchmark reference prices in this table.

PENGROWTH ENERGY TRUST  38  Annual Report 2004

Community Initiatives

COMMUNITY INITIATIVES

Pengrowth is committed to protecting the health and safety of its employees and the public, preserving the quality of the environment and supporting the community.

HEALTH, SAFETY AND ENVIRONMENT

Pengrowth is committed to the ongoing health and safety of its employees and the general public. Despite continued growth, Pengrowth has consistently maintained a Certificate of Recognition (“COR”) certification and has continued to improve on the audit score.

A key component of the COR program is contractor safety management. By mid-year 2005 Pengrowth will be awarding new contracts with preference to contractors who are COR certified or are in the process of obtaining certification. This will help Pengrowth ensure contractors have a safety program in place and are functioning to a measured standard.

Pengrowth has also directed additional support towards the continual improvement of safety involvement in the field areas through ongoing optimization activities. These include the addition of personnel to support the administration of the safety program and the implementation of a new incident tracking system that generates more current reporting and increases automation. The package also offers foremen the capability to complete some of their work live within the system to minimize the circulation of hard copy data.

Pengrowth remains committed to meeting its responsibilities to protect the environment wherever it operates. The trust actively monitors its compliance with all provincial and federal legislation or other requirements in all jurisdictions in which it operates.

Pengrowth is an active participant in the Environment, Health and Stewardship Program initiated by the Canadian Association of Petroleum Producers (“CAPP”). Participation in this program symbolizes Pengrowth’s commitment to industry and individual company excellence in health, safety and environmental performance while facilitating open communication with all stakeholders. In 2004, Pengrowth received CAPP’s platinum level recognition in support of its achievements within the parameters of the program.

Pengrowth continues to monitor and track emissions at various facilities as part of a strong commitment to meet various reporting requirements including the National Pollutant Release Inventory, Alberta Green House Gas Report and the CAPP Benzene Emissions Report.

PENGROWTH ENERGY TRUST  39  Annual Report 2004

COMMUNITY INITIATIVES

Pengrowth utilizes employee awareness training and facility inspections to improve overall environmental awareness, reduce flared and vented volumes and lower environmental incident frequencies at operated facilities.

During 2004, Pengrowth maintained an active well abandonment and site restoration program under which the trust continued to assess and remediate sites impacted by historic operations, with a primary focus on flare pit and drill sump removal. Pengrowth Corporation received the Enterprise Award from the Peace River Watershed Management Group in connection with water conservation efforts in northeast British Columbia. The trust also initiated comprehensive inspection and upgrade programs targeted at improving the integrity of surface piping, storage tanks and underground pipelines in 2004.

During the year, third party environmental management system compliance audits were conducted at various facilities including Judy Creek, Nipisi and British Columbia facilities. Through this audit Pengrowth identified opportunities for improvement that are currently being addressed.

COMMUNITY

Pengrowth is committed to making a positive difference in the community at large. Pengrowth Management Limited continues to support numerous social and health related causes with the aim of ensuring that team members, unitholders and partners have a healthier and safer place to live and work.

The most significant partnership undertaken each year is the Rockyview General Hospital’s charity golf tournament. In 2004, in honour of Pengrowth’s stewardship and support, the hospital renamed the tournament the Pengrowth Rockyview Invitational. Due to Pengrowth’s leadership and dedication, the tournament reached a new milestone, becoming Canada’s largest one-day fund-raising tournament in which just over one million dollars was raised.

Another very exciting initiative is the partnership with the Calgary Flames and the Pengrowth Saddledome. In 2004, over 750 non-profit agencies had the opportunity to attend NHL games. This partnership made it possible for some of these agencies to raise over $200,000 through silent auctions and raffles.

Once again Pengrowth achieved Gold status for the 2004 United Way Campaign with more than 90 percent of team members pledging to support the work done by the various agencies that call upon the United Way for support.

PENGROWTH ENERGY TRUST  40  Annual Report 2004

Corporate Governance

ABOVE: Left to right standing: Michael S. Parrett, Stanley H. Wong, Thomas A. Cumming, Left to right sitting: John B. Zaozirny, James S. Kinnear, William R. Stedman.
Pengrowth Energy Trust is committed to the highest standards of corporate governance practices and procedures in both Canada and the United States.

PENGROWTH ENERGY TRUST  41  Annual Report 2004

CORPORATE GOVERNANCE

PENGROWTH CORPORATION

Board of Directors

JAMES S. KINNEAR, CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER

Mr. Kinnear graduated from the University of Toronto in 1969 with a B.Sc. degree and received a C.F.A. designation in 1979. In 1982 he founded Pengrowth Management Limited and in 1988 created Pengrowth Energy Trust. Prior to 1982 he worked in the securities sector in Montreal, Toronto and London, England. Mr. Kinnear was awarded the Ernst and Young, Prairies Region Entrepreneur of the Year award for 2001. He is currently a Director of the Calgary Chamber of Commerce and as of 2004 a Director of the National Arts Centre Foundation Board. Mr. Kinnear is Chairman of the Pengrowth Rockyview General Hospital Invitational Golf Tournament, a member of the Calgary Health Trust Development Council and a member of the Canadian Council of Chief Executives.

JOHN B. ZAOZIRNY, q.c., b.comm., ll.b., ll.m.

John Zaozirny is Counsel to McCarthy Tetrault and Vice Chairman of Canaccord Capital Corporation. He was Minister of Energy and Natural Resources for the Province of Alberta from 1982 to 1986. Mr. Zaozirny currently serves on the board of numerous Canadian and international corporations. He is also a Governor of the Business Council of British Columbia.

THOMAS A. CUMMING, ba. sc., p. eng.

Thomas Cumming joined Pengrowth Corporation’s Board of Directors in April 2000, having held the position of President and CEO of the Alberta Stock Exchange from 1988 to 1999. His career also includes 25 years with a major Canadian bank both nationally and internationally. He is currently Chairman of Alberta’s Electricity Balancing Pool, and serves as a Director of the Canadian Investor Protection Fund, the Alberta Capital Market Foundation and Western Lakota Energy Services Inc. He is also a past president of the Calgary Chamber of Commerce.

MICHAEL S. PARRETT, b.a. economics, ca

Michael Parrett, appointed to the Board of Directors of Pengrowth Corporation in April 2004, is currently an independent consultant providing advisory service to various public companies in Canada and the United States. Mr. Parrett is a member of the Board of Fording Inc. and is serving as a Trustee for Fording Canadian Coal Trust as well as a board member of Gabriel Resources Limited. He formerly was President of Rio Algom Limited and prior to that Chief Financial Officer of Rio Algom and Falconbridge Limited. He has participated as an instructor, panel member and guest speaker at various mining conferences, as well as, the Law Society of Upper Canada, the Insurance Institute of Ontario and the Canadian School of Management .

WILLIAM R. STEDMAN, b.sc., b. eng, mba

William Stedman has been the Chairman and CEO of ENTx Capital Corporation since its inception in 2001. ENTx is a private venture capital firm which specializes in the electric power industry. He currently sits on the Board of Directors of a number of private companies and on four publicly traded companies: Innicor Subsurface Technologies, Keyspan Facilities Income Fund, Masters Energy, Inc., and most recently Pengrowth Corporation. Prior to co-founding ENTx, Mr. Stedman was President and CEO of Pembina Pipeline Corporation, and played an important role in building Pembina Corporation into a substantial Canadian oil and gas exploration and production and liquids pipeline company.

STANLEY H. WONG, b.sc., p. eng.

Stanley Wong is President of Carbine Resources Ltd., a private oil and gas producing and engineering consulting company. He was Senior Engineer with Hudson’s Bay Oil & Gas for 10 years and employed by Total Petroleum for 15 years where he was Chief Engineer and later became Manager of Special Projects.

PENGROWTH ENERGY TRUST  42  Annual Report 2004

CORPORATE GOVERNANCE

Corporate Responsibility

Pengrowth Energy Trust is in business to provide returns to Pengrowth unitholders through competitive acquisitions and effective management of our petroleum and natural gas properties. As a good corporate citizen, we also recognize that economic performance is only one criteria on which Pengrowth is evaluated. Pengrowth conducts its business and operations in accordance with best corporate practices. Pengrowth also supports a broad base of charitable organizations and is actively involved in the community.

Corporate Governance Practices

The Board of Directors of Pengrowth Corporation seeks to comply with prevailing standards for Corporate Governance in both Canada and the United States. The trust units of Pengrowth Energy Trust are listed on both the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”). Pengrowth Energy Trust is a reporting issuer in all provinces of Canada and a foreign private issuer in the United States.

The Board of Directors of Pengrowth Corporation complies with the guidelines for effective Corporate Governance of the TSX and Pengrowth’s Corporate Governance practices in comparison with the TSX best practices are disclosed in Pengrowth’s annual proxy materials. These guidelines address the constitution of boards of directors and board committees as well as their functions, their independence from management and other means to promote sound Corporate Governance practices.

Pengrowth also considers the application of recent legislative changes and the recommendations of influential organizations and commentators on effective Corporate Governance and, where appropriate, modifies Corporate Governance rules in accordance with prevailing rules and best practices. On October 29, 2004, the Canadian Securities Administrators (“CSA”) published for comment proposed National Instrument 58-101 –Disclosure of Corporate Governance Practices and proposed National Policy 58-201 – Corporation Guidelines. In the United States, the two most significant recent developments relate to the Sarbanes-Oxley Act of 2002 (“SOX”) and the Corporate Governance Listing Standards of the NYSE. In general, foreign private issuers such as Pengrowth Energy Trust are subject to the same CEO and CFO certifications in

PENGROWTH ENERGY TRUST  43  Annual Report 2004

CORPORATE GOVERNANCE

their Forms 20-F and 40-F as are U.S. companies in their Form 10-K. The same executive loan prohibitions apply, as do the strong audit committee and auditor independence requirements, the specific revised financial disclosures and the improved whistleblower protections. The Corporate Governance Listings Standards establish mandatory Corporate Governance practices for issuers listed on the NYSE addressing issues such as board and committee independence and codes of conduct. Non-U.S. issuers listed on the NYSE are required only to comply with the audit committee requirement by July 31, 2006 although such issuers must disclose, either on their websites or in their annual reports, any significant differences between their Corporate Governance practices and those required for U.S. issuers.

The following are important elements of our current corporate governance practice:

•	The Board of Directors of the Corporation, Pengrowth Management Limited and senior management of the Corporation consider good corporate governance to be central to the effective and efficient operation of Pengrowth Energy Trust and Pengrowth Corporation.

•	Pengrowth Management Limited makes recommendations to the Board of Directors as to the strategic direction of Pengrowth Corporation and Pengrowth Energy Trust and as to acquisitions and divestitures. The Board of Directors considers these recommendations and assumes overall responsibility for the strategic direction of Pengrowth Corporation and Pengrowth Energy Trust.

•	The Board of Directors of Pengrowth Corporation also considers management development and succession programs, financing proposals including the issuance of trust units and other securities as well as those matters which require Board approval.

•	Two members of the Board of Directors are considered related to the Corporation and/or Pengrowth Energy Trust by virtue of their appointment by Pengrowth Management Limited and other factors. The remainder (presently four, but up to six) of the Directors are independent in that they have not worked for Pengrowth Corporation (or Pengrowth Management Limited), nor have they received remuneration from Pengrowth Corporation (or Pengrowth Management Limited), other than options or rights to acquire trust units, in excess of Directors’ fees payable by Pengrowth Corporation.

PENGROWTH ENERGY TRUST  44  Annual Report 2004

CORPORATE GOVERNANCE

•	The Board of Directors has established a Corporate Governance and Compensation committee. This committee is comprised of four independent directors and has activities that include:

▪	adoption of a charter for corporate governance, which has been ratified by the Board of Directors;

▪	nominating new members to the Board of Directors;

▪	development of procedures for assessing the effectiveness of the Board of Directors, committees and individual directors;

▪	undertaking responsibility for evaluating the performance of Pengrowth Management Limited; and

▪	adoption of a business code of ethics and policies on disclosure and insider trading.

•	The independent members of the Board of Directors meet separately at meetings of the Board under the chairmanship of the Lead Director, John B. Zaozirny.

•	The Audit Committee of the Board of Directors is comprised of three members of the Board. Tom Cumming (“Chairman”), Michael Parrett and William Stedman are considered independent and financially literate for the purpose of the specific SOX rules governing the composition of audit committees. The committee includes at least one person that would be considered an audit committee financial expert. The committee communicates directly with the auditors of Pengrowth Corporation and Pengrowth Energy Trust.

•	The Reserves Committee of the Board, comprised of two professional engineers, has been appointed to review Pengrowth’s standards for reporting reserves for its portfolio of oil and natural gas properties. The Reserves Committee communicates directly with Gilbert Laustsen Jung Associates Ltd., Pengrowth Corporation’s independent engineers.

•	The Board of Directors has established a Disclosure Committee, comprised of the Chief Executive Officer, Chief Financial Officer, Lead Director, Corporate Secretary and Manager of Investor Relations that is charged with reviewing press releases and other public disclosure documents prior to their release by Pengrowth Corporation.

•	All stock options and stock rights plans have been approved by the unitholders of Pengrowth Energy Trust.

PENGROWTH ENERGY TRUST  45  Annual Report 2004

CORPORATE GOVERNANCE

Structure and Function

The Board of Directors has general corporate authority over the business and affairs of Pengrowth Corporation and derives its authority with respect to Pengrowth Energy Trust by virtue of the delegation of powers of the Trustee to Pengrowth Corporation as administrator in accordance with the Trust Indenture. In accordance with the Royalty Indenture, Trust Indenture and Unanimous Shareholders’ Agreement, the Trust unitholders and Royalty unitholders empowered the Trustee and Pengrowth Corporation to delegate authority to Pengrowth Management Limited under the Management Agreement. As a result, neither Pengrowth Management Limited nor the Board of Directors has plenary authority over the business and affairs of Pengrowth Energy Trust or Pengrowth Corporation. Pengrowth Management Limited has broad discretion to administer and regulate the day-to-day operations of Pengrowth Energy Trust and Pengrowth Corporation and initiates acquisition and disposition activity. In practice, however, Pengrowth Management Limited defers to the Board of Directors on all matters material to Pengrowth Corporation and Pengrowth Energy Trust.

The Board of Directors represents a cross-section of experience in matters of oil and natural gas, finance and directors’ responsibilities. Three of the six current members of the Board of Directors have been directors since the formation of Pengrowth Corporation and Pengrowth Energy Trust. Thomas A. Cumming has been a Director since April 2000. Michael Parrett and William Stedman were elected as directors at the April 26th, 2004 Annual and Special Meeting.

Mandate of Computershare as Trustee

Computershare, as Trustee, has broad power over the administration and management of Pengrowth Energy Trust and the power to delegate those duties and responsibilities. This power is governed by the terms of the Trust Indenture between Pengrowth Corporation and Computershare, subject to the voting rights of the unitholders. All Trust unitholders are entitled to attend and vote upon all resolutions brought before meetings of the unitholders of Pengrowth Energy Trust on the basis of one vote for each trust unit.

PENGROWTH ENERGY TRUST  46  Annual Report 2004

MANAGEMENTS’S DISCUSSION & ANALYSIS

Management’s Discussion and Analysis

The following discussion and analysis of financial results should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2004 and is based on information available to March 4, 2005.

Note Regarding Forward-Looking Statements

This discussion and analysis contains forward-looking statements. These statements relate to future events or our future performance. In some cases, you can identify forward-looking statements by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “continue”, or the negative of these terms or other comparable terminology. These statements are only predictions. A number of factors, including the business risks discussed below, may cause actual results to vary materially from these estimates. Actual events or results may differ materially. In addition, this discussion contains forward-looking statements attributed to third party industry sources. Readers should not place undue reliance on these forward-looking statements.

Critical Accounting Estimates

As discussed in Note 2 to the financial statements, the preparation of financial statements in conformity with Canadian Generally Accepted Accounting Principles (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses for the period then ended.

The amounts recorded for depletion, depreciation and amortization of injectants and the provision for asset retirement obligations are based on estimates. The ceiling test calculation is based on estimates of proved reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions. As required by National Instrument 51-101 (“NI 51-101”), Pengrowth uses independent qualified reserve evaluators in the preparation of reserve evaluations. By their nature, these estimates are subject to measurement uncertainty and changes in these estimates may impact the consolidated financial statements of future periods.

Non-GAAP Financial Measures

This discussion and analysis refers to certain financial measures that are not determined in accordance with GAAP in Canada or the United States. These measures do not have standardized meanings and may not be comparable to similar measures presented by other trusts or corporations. Although such measures as distributable cash, distributable cash before withholding, and operating netbacks do not have standardized meanings prescribed by GAAP, distributable cash is determined by reference to the Distributions and Taxability of Distributions section of this report while the remaining measures are determined by reference to our financial statements. We discuss these measures, which have been applied on a consistent basis, because we believe that they facilitate the understanding of the results of our operations and financial position.

PENGROWTH ENERGY TRUST 47 Annual Report 2004

Conversion and Currency

When converting natural gas to equivalent barrels of oil within this discussion, Pengrowth has adopted the international standard of six thousand cubic feet (mcf) to one barrel of oil equivalent (boe). Barrels of oil equivalent may be misleading, particularly if used in isolation; a conversion ratio of six mcf of natural gas to one boe is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. All amounts are stated in Canadian dollars unless otherwise specified.

YEAR 2004 OVERVIEW

Robust commodity prices and seven months of incremental production from the Murphy Assets combined for another solid year of cash flow generation for Pengrowth. Funds generated from operations were up 13 percent from 2003 leading to an increase of 16 percent in the level of Distributable cash for the year ended December 31, 2004 compared to 2003. Financial hedging losses of $69.1 million on crude oil and natural gas offset some of the positive impact of the high benchmark prices for the year as did the seven percent depreciation of the U.S. dollar relative to the Canadian dollar.

PENGROWTH ENERGY TRUST 48 Annual Report 2004

MANAGEMENTS’S DISCUSSION & ANALYSIS

Highlights

▪	Oil and gas sales increased 16 percent to $801.2 million in 2004 from $691.0 million in 2003.

▪	Average production increased 10 percent to 53,702 boe per day for 2004 compared to 49,033 boe per day for 2003.

▪	Pengrowth’s average realized commodity price increased six percent to $40.76 per boe in 2004, from $38.61 in 2003.

▪	On May 31, 2004 Pengrowth acquired certain oil and natural gas assets in Alberta and Saskatchewan from Murphy Oil Corporation (the “Murphy Assets”) for $550.8 million. These properties increased Pengrowth’s proved plus probable reserves by 46.1 million boe and increased daily production by approximately 14,600 boe per day, representing an increase of 25 percent from Pengrowth’s opening reserve base and a contribution of approximately 31 percent to average daily production during the fourth quarter 2004.

▪	Pengrowth raised a total of $509.8 million in new equity during 2004, including a public offering of 10.9 million units on March 23, 2004 for gross proceeds of $200.6 million ($189.9 million net proceeds) and a public offering of 16.0 million Class B trust units for gross proceeds of $298.9 million ($283.3 million net proceeds) on December 30, 2004. An additional $36.6 million in net proceeds was raised under the Distribution Reinvestment Plan (“DRIP”) and the employee trust unit option and rights plans.

PENGROWTH ENERGY TRUST 49 Annual Report 2004

MANAGEMENTS’S DISCUSSION & ANALYSIS

▪	Pengrowth issued $325 million of new debt to fund the acquisition of the Murphy Assets. Of this amount, $220 million was comprised of an acquisition bridge facility with a one year term ending May 31, 2005 with the remaining $105 million drawn from a revolving credit facility with a renewal date of May 30, 2005. A portion of the proceeds from the December 30, 2004 Class B unit offering were used to fully repay the drawing on the bridge facility. Effective December 31, 2004, Pengrowth increased the amount available on its revolving unsecured credit facility to $375 million from $275 million. Approximately $246 million of the credit facility remained unutilized at December 31, 2004.

▪	With the closing of the Class B unit offering at the end of 2004, Pengrowth’s financial position remained strong with a long-term debt to debt-plus-equity ratio at a conservative 19 percent of total consolidated capitalization at book value, providing Pengrowth with sufficient borrowing capacity to fully fund its 2005 capital requirements.

▪	On July 27, 2004 Pengrowth Trust Units were reclassified into Class A and Class B trust units. The reclassification was initiated in response to restrictions on foreign ownership in mutual fund trusts. On December 6, 2004, subsequent to the reclassification, the Minister of Finance announced his intention to defer implementation of legislation proposed in the March 23, 2004 Federal Budget that would have further restricted foreign ownership to allow further consultation with industry participants. The reclassification positions Pengrowth to actively manage the level of foreign ownership in the Trust to comply with existing and possible future legislative requirements, thereby ensuring the Trust’s continued status as a mutual fund trust.

PENGROWTH ENERGY TRUST 50 Annual Report 2004

MANAGEMENTS’S DISCUSSION & ANALYSIS

▪	Pengrowth ended the year with proved plus probable reserves of 218.6 mmboe compared to 184.4 mmboe at year-end 2003. This represents an increase of 34.2 mmboe or over 18 percent resulting from acquisitions of 47.9 mmboe, largely attributable to the Murphy Assets, and 6.0 mmboe of positive reserve revisions and additions, offset by 19.7 mmboe of production.

▪	During the year Pengrowth spent a combined total of $161.1 million on maintenance and development projects with approximately $112.1 million of that amount directed specifically towards development activities which resulted in the addition of new proved plus probable reserves of 1.4 mmboe and the reclassification of 6.6 mmboe of reserves from the proved undeveloped to the proved developed category. Approximately 46 percent of expenditures were funded through a combination of the 10 percent holdback from distributions and equity proceeds received from the DRIP and the employee trust unit option and rights incentive plans.

▪	Operating costs decreased marginally to $8.13 per boe in 2004 from $8.33 per boe in 2003. The decrease was due mainly to the purchase of the Sable Offshore Energy Project (“SOEP”) facilities in May and December of 2003 which reduced operating costs on a year-over-year basis by approximately $19.4 million, offset in part by the impact of production declines at a number of Pengrowth’s properties and general cost increases in the industry.

PENGROWTH ENERGY TRUST 51 Annual Report 2004

MANAGEMENTS’S DISCUSSION & ANALYSIS

▪	Net income decreased to $153.7 million in 2004 from $189.3 million in 2003. The reduction in income resulted largely from lower unrealized foreign exchange gains on U.S. dollar debt (2004 — $18.9 million; 2003 — $30.9 million) and a higher per boe depletion rate in 2004 versus 2003 (2004 — $12.58 per boe; 2003 — $10.35 per boe). The 22 percent increase in the depletion rate per boe is reflective of relatively higher cost 2004 reserves acquisitions compared to the lower cost older reserves. In 2004, Pengrowth recognized a future income tax liability on the acquisition of the Murphy Assets. Net income in 2004 includes a $15.6 million future income tax expense which represents an increase in the future income tax liability subsequent to the acquisition.

▪	Distributable cash to unitholders increased to $363.1 million in 2004 from $313.4 million in 2003. Actual distributions paid or declared in respect of the 2004 production year were $2.63 per trust unit, a marginal decrease of two percent from $2.68 per trust unit in 2003.

PENGROWTH ENERGY TRUST 52 Annual Report 2004

MANAGEMENT’S DISCUSSION & ANALYSIS

FINANCIAL AND OPERATING HIGHLIGHTS

	Three Months ended December 31				Twelve Months ended December 31
				%				%
(thousands, except per unit amounts)	2004	2003		Change	2004	2003		Change

Income Statement
Oil and gas sales	$218,835	$154,139	(1)	42	$801,200	$691,020	(1)	16
Net income	$31,138	$37,355		(17)	$153,745	$189,297		(19)
Net income per unit	$0.23	$0.31		(26)	$1.15	$1.63		(29)
Distributable cash	$96,466	$71,469		35	$363,061	$313,415		16
Actual distributions paid or declared per unit	$0.69	$0.63		10	$2.63	$2.68		(2)
Weighted average number of trust units outstanding	136,916	122,326		12	133,395	115,912		15

Balance Sheet
Working capital					$(78,546)	$12,966		(706)
Property, plant and equipment and other assets					$1,989,288	$1,530,359		30
Long-term debt					$345,400	$259,300		33
Unitholders’ equity					$1,462,211	$1,159,433		26
Unitholders’ equity per unit					$9.56	$9.36		2
Number of units outstanding at year end					152,973	123,874		23

Daily Production
Crude oil (barrels)	20,118	22,193		(9)	20,817	23,337		(11)
Heavy oil (barrels)	5,819	—		—	3,558	—		—
Natural gas (thousands of cubic feet)	156,621	117,315		34	144,277	119,842		20
Natural gas liquids (barrels)	5,385	5,907		(9)	5,281	5,722		(8)

Total production (boe) 6:1	57,425	47,653		21	53,702	49,033		10

Total production (mboe) 6:1	5,283	4,384		21	19,655	17,897		10

Change in production (year-over-year) (%)	21%	(9%)			10%	12%

Production Profile
Crude oil	35%	47%			39%	47%
Heavy oil	10%	0%			6%	0%
Natural gas	46%	41%			45%	41%
Natural gas liquids	9%	12%			10%	12%

Average Prices
Crude oil (per barrel)	$44.76	$38.29	(1)	17	$43.21	$40.85	(1)	6
Heavy oil (per barrel)	$26.99	$—		—	$32.45	$—		—
Natural gas (per mcf)	$7.02	$5.50	(1)	28	$6.80	$6.35	(1)	7
Natural gas liquids (per barrel)	$48.04	$35.52	(1)	35	$42.21	$35.54	(1)	19
Average price per boe 6:1	$41.42	$35.16	(1)	18	$40.76	$38.61	(1)	6

Proved Plus Probable Reserves
Crude oil (mbbls)					94,066	97,360		(3)
Heavy oil (mbbls)					18,245	—		—
Natural gas (bcf)					521	413		26
Natural gas liquids (mbbls)					19,395	18,250		6
Total oil equivalent (mboe)					218,613	184,416		19

(1)	Restated to conform to presentation adopted in the current year.

PENGROWTH ENERGY TRUST 53 Annual Report 2004

MANAGEMENT’S DISCUSSION & ANALYSIS

Results of Operations

Production

Average daily production increased 10 percent to 53,702 boe per day in 2004 compared to 49,033 boe per day in 2003. This increase is attributable mainly to the acquisition of the Murphy Assets on May 31, 2004 which added approximately 14,600 boe per day commencing in June, comprised mainly of heavy oil and natural gas. At this time, Pengrowth is forecasting average 2005 production of 55,000 to 57,000 boe per day from our existing properties. This estimate incorporates anticipated production additions from the Swan Hills acquisition, scheduled to close on February 28, 2005, as well as our 2005 development program, offset by the impact of expected production declines from normal operations. The above estimate specifically excludes the acquisition of Crispin Energy Inc. announced on February 17, 2005 and the potential impact of any future acquisitions or divestitures.

DAILY PRODUCTION
	2004	2003	% Change

Light crude oil (bbl)	20,817	23,337	(11)
Heavy oil (bbl)	3,558	—	—
Natural gas (mcf)	144,277	119,842	20
Natural gas liquids (bbl)	5,281	5,722	(8)

Total production (boe)	53,702	49,033	10

Pricing and Commodity Price Hedging

The increase in U.S. based prices for North American crude oil and natural gas were partially offset by the negative impact of the rising Canadian dollar relative to the U.S. dollar and hedging losses.

BENCHMARK PRICING
	2004	2003	% Change

WTI crude oil (U.S.$/bbl)	$41.40	$30.99	34
AECO (monthly) natural gas ($/mcf)	$6.79	$6.70	1
NYMEX (Henry Hub close) natural gas (U.S.$/MMbtu)	$6.16	$5.39	14
Currency (U.S.$/Cdn$)	$0.77	$0.71	(7)

PENGROWTH’S AVERAGE REALIZED PRICES
(Adjusted for Hedging)	2004	2003	% Change

Crude oil ($/bbl)	$43.21	$40.85	6
Heavy oil ($/bbl)	$32.45	—	—
Natural gas ($/mcf)	$6.80	$6.35	7
Natural gas liquids ($/bbl)	$42.21	$35.54	19
Average price ($/boe) 6:1	$40.76	$38.61	6

PENGROWTH ENERGY TRUST 54 Annual Report 2004

MANAGEMENT’S DISCUSSION & ANALYSIS

OIL AND GAS SALES
($ millions)	2004	2003	% Change

Crude oil	$329.2	$348.0	(5)
Heavy oil	42.3	—	—
Natural gas	359.3	277.8	29
Natural gas liquids	81.6	74.2	10
Less: gross overriding royalties	(14.6)	(11.7)	24
Gas marketing, brokering income and sulphur	3.4	2.7	27

Total oil and gas sales	$801.2	$691.0	16

The following table illustrates the effect of changes in prices and volumes on the components of oil and gas sales, including the impact of hedges which expired during the period.

OIL AND GAS SALES - PRICE AND VOLUME ANALYSIS
($ millions)	Light Oil	Heavy Oil	Natural Gas	NGL	GORR	Other	Total

Year ended December 31, 2003	$348.0	$—	$277.8	$74.2	$(11.7)	$2.7	$691.0
Effect of changes in sales volumes	(36.8)	42.3	57.6	(5.5)	—	—	57.6
Effect of increase in product prices	18.0	—	23.9	12.9	—	—	54.8
Other	—	—	—	—	(2.9)	0.7	(2.2)

Year ended December 31, 2004	$329.2	$42.3	$359.3	$81.6	$(14.6)	$3.4	$801.2

Royalties

Crown royalties (net of incentives), freehold royalties and mineral taxes increased to $145.8 million in 2004 from $114.9 million in 2003. Royalties as a percentage of oil and gas sales increased to 18.2 percent from 16.6 percent in 2003 as a result of higher commodity prices. Also affecting royalties was an adjustment to the Enhanced Oil Recovery Relief (“EOR”)as a result of solvent injection costs being $6.5 million lower than expected at Judy Creek due to shutdowns and changes in injection strategy.

Operating Expenses

Operating expenses increased to $159.7 million in 2004 compared to $149.0 million in 2003. The increase is due mainly to the purchase of the Murphy Assets offset in part by a decrease in operating costs at the Sable Offshore Energy Project (“SOEP”) due to the elimination of processing fees as a result of the purchase of an interest in the processing facilities in May and December of 2003.

Operating costs per boe decreased to $8.13 per boe in 2004 from $8.33 per boe in 2003. The decrease was due mainly to the elimination of SOEP processing fees, offset in part by the impact of production declines at a number of Pengrowth’s properties and general cost increases in the industry.

PENGROWTH ENERGY TRUST 55 Annual Report 2004

MANAGEMENT’S DISCUSSION & ANALYSIS

Amortization of Injectants for Miscible Floods

The cost of injectants (primarily ethane and methane) purchased for injection in miscible flood programs is amortized over the period of expected future economic benefit. Prior to 2005, the expected future economic benefit from injection was estimated at 30 months, based on the results of previous flood patterns. Commencing in 2005 the response period for additional new patterns being developed is expected to be somewhat shorter relative to the historical miscible patterns in the project. Accordingly, the cost of injectants purchased in 2005 will be amortized over a 24 month period while costs incurred for the purchase of injectants in prior periods will continue to be amortized over 30 months. The total cost of purchased injectants decreased to $20.4 million in 2004 from $23.0 million in 2003. In 2004, $19.7 million was amortized and deducted from distributable cash (2003 - $32.5 million). As at December 31, 2004, Pengrowth had deferred injectant costs of $25.0 million, which will be amortized and charged against distributable cash of future periods.

The value of Pengrowth’s proprietary injectants is not recorded until reproduced from the flood and sold, although the cost of producing these injectants is included in operating costs. Pengrowth currently anticipates lower injection volumes through 2005, however, this is expected to be offset somewhat by higher forecast prices for natural gas and ethane and the increase in Pengrowth’s working interest in Swan Hills resulting in anticipated total injectant costs for 2005 relatively unchanged from those incurred in 2004. The amount of injectants amortized against net income is expected to increase in 2005 as a result of a shorter amortization period and the acquisition of the additional interest in Swan Hills Unit No. 1.

Interest

Pengrowth’s average long-term debt balances increased by approximately 58.0 percent in 2004 compared to 2003. As a result, interest expense increased by 65.0 percent to $29.9 million in 2004 from $18.2 million in 2003, reflecting a higher average debt level and higher standby fees and debt amortization costs. Standby fees related to the set-up of bridge financing utilized for the Murphy acquisition amounted to $3.9 million (2003 - nil). Interest expense also includes $0.3 million of fees related to the amortization of U.S. debt issue costs (2003 - $0.2 million). Imputed interest on the note payable to Emera was also recorded in the amount of $1.6 million (2003 - nil).

The average interest rate on Pengrowth’s long-term debt outstanding at December 31, 2004 is 4.56 percent. Approximately 70.0 percent of Pengrowth’s outstanding debt as at December 31, 2004 incurs interest expense payable in U.S. dollars and therefore remains subject to fluctuations in the exchange rate. The Note Payable is non-interest bearing.

Foreign Currency Gains and Losses

Pengrowth recorded a foreign exchange gain of $17.3 million in 2004, compared to a foreign exchange gain of $29.9 million in 2003. Included in the 2004 gain of $17.3 million is an $18.9 million unrealized foreign exchange gain related to the U.S. dollar denominated debt. This gain

PENGROWTH ENERGY TRUST 56 Annual Report 2004

MANAGEMENT’S DISCUSSION & ANALYSIS

arises as a result of the increase in the Canadian to U.S. dollar exchange rate in 2004 from a rate of approximately $0.77 at December 31, 2003 to a rate of approximately $0.83 at December 31, 2004. The balance, a foreign exchange loss of $1.6 million relates mainly to U.S. dollar denominated natural gas sales from SOEP. Pengrowth had hedged the exchange rate on a portion of these U.S. dollar denominated gas sales. Revenues are recorded at the average exchange rate for the production month in which they accrue, with payment being received on or about the 25th of the following month. As a result of the increase in the Canadian dollar relative to the U.S. dollar over the course of the year, a foreign exchange loss was recorded to the extent that there was a difference between the average exchange rate for the month of production and the exchange rate at the date the payments were received on that portion of production sales that were un-hedged. Pengrowth has arranged a significant portion of its long-term debt in U.S. dollars as a natural hedge against a stronger Canadian dollar, as the negative impact on oil and gas sales is somewhat offset by a reduction in the U.S. dollar denominated interest cost.

General and Administrative

General and administrative expenses (“G&A”) increased to $24.4 million ($1.24 per boe) from $16.0 million ($0.89 per boe) in 2003. Included in 2004 G&A is $2.3 million (2003 - $0.2 million) in non-cash compensation expense related to the value of trust unit options and rights (see Note 2 and Note 10 to the Financial Statements for details). Also included in 2004 G&A is $0.8 million for estimated reimbursement of G&A expenses incurred by the Manager, pursuant to the Management Agreement. Excluding the non-cash component of G&A, and the reimbursement of Manager expenses, 2004 year-to-date G&A increased by $5.5 million over 2003 levels. G&A costs increased due to a number of factors including the addition of personnel and office space in conjunction with the purchase of the Murphy Assets and costs incurred in conjunction with the restructuring of the Class A and B units. Other ongoing factors contributing to a general increase in G&A costs include increasing financial reporting, legal and regulatory costs from the growth in our unitholder base, and increasing regulatory requirements including preparing for compliance with Section 404 of the Sarbanes Oxley Act when it becomes applicable.

Management Fees

Management fees paid to Pengrowth Management Limited (“the Manager”) increased to $12.9 million in 2004 from $10.2 million in 2003. The base fees paid to the Manager totaled $6.8 million and are calculated as a fixed percentage of “net operating income” (oil and gas sales and other income, less royalties, operating costs, solvent amortization and reclamation funding). Although the fixed percentage rates at which base fees are calculated decreased by 47 percent from an average rate of 2.7 percent to 1.4 percent under the new Management Agreement effective July 1, 2003, there was an increase in total Management fees due to the higher level of net operating income in 2004.

PENGROWTH ENERGY TRUST 57 Annual Report 2004

MANAGEMENT’S DISCUSSION & ANALYSIS

Management fees for 2004 also include a performance fee of $6.1 million, which combined with the base fee for the year is equivalent to the cap of 80 percent of total fees that would have been earned by the Manager for the year pursuant to the old Management Agreement. The Manager earned the maximum performance fee by meeting or exceeding the performance criteria for a rolling three year average total return in excess of 8 percent. The Manager achieved a three year average return of 27 percent as at the end of 2004.

Related Party Transactions

Details of related party transactions incurred in 2004 and 2003 are provided in Note 15 to the financial statements. These transactions include the Management fees paid to the Manager, as discussed in the preceding paragraphs. The Manager is controlled by James S. Kinnear, the Chairman, President and Chief Executive Officer of Pengrowth Corporation. As discussed above, the management fees paid to the Manager are pursuant to a Management Agreement which has been approved by the trust unitholders. Mr. Kinnear is not entitled to receive any salary or bonus in his capacity as a director and officer of Pengrowth Corporation.

Related party transactions in 2004 also include $841,457 (2003 — $ 675,692) paid to a firm controlled by the Corporate Secretary of Pengrowth Corporation, Mr. Charles V. Selby. These fees are paid in respect of legal and advisory services provided by the Corporate Secretary.

Taxes

In determining its taxable income, Pengrowth Corporation deducts royalty payments to unitholders, and historically, this has been sufficient to reduce taxable income to nil. As a result of Pengrowth’s distribution approach, whereby approximately 10 percent of funds available for distribution are withheld to repay debt or fund future capital expenditures, the Corporation could become subject to taxation on a portion of its income within the Corporation at some point in the future. However the Corporation believes there are sufficient tax pools available in the Corporation at present to offset the expected level of income to be retained.

Capital taxes of $4.6 million in 2004 (2003 — $1.8 million) include Federal Large Corporations Tax (LCT) of $1.3 million (2003 — $0.6 million) and Saskatchewan Capital Tax and Resource Surcharge of $3.2 million (2003 — $1.2 million).

Depletion and Depreciation

Depletion and depreciation of property, plant and equipment and other assets is provided on the unit of production method based on total proved reserves. The provision for depletion and depreciation increased 33 percent in 2004 to $247.3 million from $185.3 million in 2003 due to a larger depletable asset base and a higher depletion rate (production as a percentage of total proved reserves). On a unit of production basis, depletion increased 22 percent to $12.58 per boe in 2004 from $10.35 per boe in 2003. The increase in the per boe depletion amount in 2004 reflects the acquisition of the Murphy Assets.

PENGROWTH ENERGY TRUST 58 Annual Report 2004

MANAGEMENT’S DISCUSSION & ANALYSIS

Ceiling Test

Under Canadian GAAP, a ceiling test is applied to the carrying value of the property, plant and equipment and other assets. The carrying value is assessed to be recoverable when the sum of the undiscounted cash flows expected from the production of proved reserves, the lower of cost and market of unproved properties and the cost of major development projects exceeds the carrying value. When the carrying value is not assessed to be recoverable, an impairment loss is recognized to the extent that the carrying value of assets exceeds the sum of the discounted cash flows expected from the production of proved and probable reserves, the lower of cost and market of unproved properties and the cost of major development projects. The cash flows are estimated using expected future product prices and costs and are discounted using a risk-free interest rate. There was a significant surplus in the ceiling test at year-end 2004.

Asset Retirement Obligations

In 2003, the CICA issued Section 3110, Asset Retirement Obligations (“ARO”) which harmonizes Canadian GAAP requirements with the corresponding U.S. GAAP requirements under SFAS 143. Under these standards, the fair value of a liability for ARO must be recognized in the period in which it is incurred, and a corresponding asset retirement cost is to be added to the carrying amount of the related asset. The capitalized amount is depleted on the unit-of-production method based on proved reserves. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is expensed to income in the period. Actual costs incurred upon the settlement of the ARO are charged against the ARO. The new Canadian standard was effective for fiscal years beginning on or after January 1, 2004 with earlier adoption encouraged. Pengrowth elected to early adopt this standard in 2003.

The total future ARO were estimated by management based on Pengrowth’s working interest in wells and facilities, estimated costs to remediate, reclaim and abandon the wells and facilities and the estimated timing of the costs to be incurred in future periods. Pengrowth has estimated the net present value of its total ARO to be $172.0 million as at December 31, 2004 (2003 – $103 million), based on a total future liability of $551.0 million (2003 – $352 million). These costs are expected to be incurred over 50 years with the majority of the costs incurred between 2014 and 2037. Pengrowth’s credit adjusted risk free rate of eight percent and an inflation rate of 1.5 percent were used to calculate the net present value of the ARO.

PENGROWTH ENERGY TRUST 59 Annual Report 2004

MANAGEMENT’S DISCUSSION & ANALYSIS

Remediation Trust Funds & Remediation and Abandonment Expenses

During 2004, Pengrowth contributed $1.5 million into trust funds established to fund certain abandonment and reclamation costs associated with Judy Creek, Swan Hills and SOEP. The balance in these remediation trust funds was $8.3 million at December 31, 2004.

Pengrowth takes a proactive approach to managing our well abandonment and site restoration obligations. We have an on-going program to abandon wells and reclaim well and facility sites on the properties we operate. In 2004, Pengrowth spent $ 4.4 million on abandonment and reclamation (2003 – $3.2 million). Pengrowth expects to spend approximately $8.2 million per year, prior to inflation, over the next 10 years on remediation and abandonment expenses at operated properties.

Future Tax Liability

As required by Canadian GAAP, Pengrowth recorded a $75.6 million future tax liability related to the acquisition of the Murphy Assets. The tax liability arises due to the deficiency in tax pools of the Murphy Assets acquired offset in part by excess tax pools (compared to book value) from past acquisitions. The future tax liability represents the income taxes that would arise, based on the enacted income tax rates, if the operating company’s assets and liabilities were disposed of or settled at book value. Because of the tax structure of the Trust, Pengrowth does not expect to pay cash income taxes in the operating companies in the foreseeable future.

Goodwill

In accordance with Canadian GAAP, Pengrowth was also required to record goodwill of $170.6 million upon acquisition of the Murphy Assets. The goodwill value was determined based on the excess of total consideration paid less the net value assigned to other identifiable assets and liabilities, including the future income tax liability. Details of the acquisition are provided in Note 5 of the financial statements.

Netbacks

There is no standardized measure of operating netbacks and therefore operating netbacks, as presented below may not be comparable to similar measures presented by other companies. Certain assumptions have been made in allocating operating expenses, other production income, other income and royalty injection credits between light crude, heavy oil, natural gas and natural gas liquids production.

While light crude prices rose six percent for the year above 2003 levels, netbacks only improved by four percent due to increasing effective royalty rates at the higher price levels and operating cost increases of eight percent over the previous year.

Heavy oil netbacks declined in the fourth quarter (relative to the 2004 year average) due to an increased pricing differential below the level of light oil prices. This increasing differential was due to a shortage of available heavy oil upgrading capacity in the fourth quarter.

PENGROWTH ENERGY TRUST 60 Annual Report 2004

MANAGEMENT’S DISCUSSION & ANALYSIS

Natural gas prices improved by seven percent from 2003 levels while netbacks improved even further with a 15 percent increase resulting from reduced operating costs. Most of the decrease in operating costs was achieved at SOEP and was due to the elimination of processing fees as a result of the purchase of an interest in the processing facilities in May and December of 2003. This reduction at SOEP also reduced operating costs associated with NGL netbacks which improved 43 percent over 2003 levels.

On a combined basis, netbacks increased 11 percent or $2.34 per boe from $22.17 per boe in 2003 to $24.51 per boe in 2004. The principal contributing factor was higher average commodity priced of $2.22 per boe – further complemented by declining operating costs of $0.20 per boe. The amortization of solvent injection costs also decreased by $0.82 per boe from 2003 levels due to a reduction in total injected volumes at Judy Creek and an increase in the use of proprietary injectants.

The tables below show the netbacks for each commodity and on a compound basis per boe.

LIGHT CRUDE NETBACKS

	Three Months Ended		Twelve Months Ended

($ per bbl)	Dec. 31, 2004	Dec 31, 2003	Dec 31, 2004	Dec 31, 2003

Sales price	$44.76	$38.29	$43.21	$40.85
Other production income	0.48	0.25	0.45	0.31
GORR royalties	(0.90)	(0.54)	(0.76)	(0.54)

	44.34	38.00	42.90	40.62
Other income	0.51	0.43	0.46	0.35
Crown and Freehold royalties	(8.75)	(2.77)	(6.86)	(4.94)
Operating costs	(9.17)	(9.65)	(9.31)	(8.60)
Transportation costs	(0.23)	(0.21)	(0.23)	(0.21)
Amortization of injectants	(2.67)	(2.96)	(2.58)	(3.82)

Operating netback	$24.03	$22.84	$24.38	$23.40

HEAVY OIL NETBACKS

	Three Months Ended		Twelve Months Ended

($ per bbl)	Dec. 31, 2004	Dec 31, 2003	Dec 31, 2004	Dec 31, 2003

Sales price	$26.99	$–	$32.45	$–
GORR royalties	(0.27)	–	(0.21)	–

	26.72	–	32.24	–
Crown and Freehold royalties	(3.92)	–	(4.66)	–
Operating costs	(9.44)	–	(9.85)	–

Operating netback	$13.36	$–	$17.73	$–

PENGROWTH ENERGY TRUST 61 Annual Report 2004

MANAGEMENTS’S DISCUSSION & ANALYSIS

NATURAL GAS NETBACKS

	Three Months Ended		Twelve Months Ended

($ per mcf)	Dec. 31, 2004	Dec 31, 2003	Dec 31, 2004	Dec 31, 2003

Sales price	$7.02	$5.50	$6.80	$6.35
GORR royalties	(0.14)	(0.15)	(0.13)	(0.12)

	6.88	5.35	6.67	6.23
Other income	0.24	0.17	0.20	0.17
Crown and Freehold royalties	(1.20)	(0.87)	(1.13)	(1.06)
Operating costs	(1.16)	(1.32)	(1.15)	(1.31)
Transportation costs	(0.14)	(0.15)	(0.12)	(0.14)

Operating netback	$4.62	$3.18	$4.47	$3.89

NGL NETBACKS

	Three Months Ended		Twelve Months Ended

($ per bbl)	Dec. 31, 2004	Dec 31, 2003	Dec 31, 2004	Dec 31, 2003

Sales price	$48.04	$35.52	$42.21	$35.54
GORR royalties	(1.02)	(0.92)	(0.92)	(0.87)

	47.02	34.60	41.29	34.67
Crown and Freehold royalties	(18.35)	(9.38)	(14.51)	(12.56)
Operating costs	(7.87)	(9.46)	(7.94)	(8.94)
Transportation costs	(0.10)	(0.07)	(0.10)	(0.08)

Operating netback	$20.70	$15.70	$18.74	$13.09

COMBINED NETBACKS

	Three Months Ended		Twelve Months Ended

($ per bbl)	Dec. 31, 2004	Dec 31, 2003	Dec 31, 2004	Dec 31, 2003

Sales price	$42.08	$35.78	$41.33	$39.11
Other production income	0.17	0.12	0.17	0.15
GORR royalties	(0.82)	(0.73)	(0.74)	(0.65)

	41.42	35.16	40.76	38.61
Other income	0.83	0.63	0.72	0.59
Crown and Freehold royalties	(8.47)	(4.60)	(7.42)	(6.42)
Operating costs	(8.06)	(8.91)	(8.13)	(8.33)
Transportation costs	(0.47)	(0.47)	(0.42)	(0.46)
Amortization of injectants	(0.94)	(1.38)	(1.00)	(1.82)

Operating netback	$24.31	$20.43	$24.51	$22.17

Distributions and Taxability of Distributions

Pengrowth generated $363.1 million ($2.63 per unit) of distributable cash related to 2004 operations, compared to $313.4 million ($2.68 per unit) in 2003. This equates to 90 percent of funds generated from operations, compared to 88 percent in 2003.

PENGROWTH ENERGY TRUST 62 Annual Report 2004

MANAGEMENT’S DISCUSSION & ANALYSIS

Pengrowth currently withholds approximately 10 percent of cash available for distribution to repay debt and/or contribute to capital spending. The Board of Directors may decide to increase (or decrease) the amount withheld in the future, depending on a number of factors, including future commodity prices, capital expenditure requirements, and the availability of debt and equity capital. Board discretion with respect to withholding is subject to a maximum withholding amount of 20 percent of gross revenues, as approved by unitholders at the 2003 annual general meeting.

Cash distributions are paid to unitholders on the 15th day of the second month following the month of production. Pengrowth paid $2.59 per unit as cash distributions during the 2004 calendar year. For Canadian tax purposes 55.32 percent of these distributions or $1.4328 per unit is taxable income to unitholders for the 2004 tax year. The remaining 44.68 percent or $1.1572 per unit is a tax deferred return of capital which will reduce the unitholder’s cost base of the trust unit for purposes of calculating a capital gain or loss upon ultimate disposition of the trust units.

There is no standardized measure of distributable cash and therefore distributable cash, as reported by Pengrowth, may not be comparable to similar measures presented by other trusts. The following table provides a reconciliation of distributable cash for fiscal years 2004 and 2003.

($ thousands, except per unit amounts)	2004	2003

Funds generated from operations	$402,994	$356,414
Change in deferred injectants	746	(9,504)
Change in Remediation Trust Funds	(917)	(713)
Amortization of deferred charges	(1,893)	(204)
Gain (loss) on sale of marketable securities	248	(94)

Distributable cash before withholding	401,178	345,899
Cash withheld	(38,117)	(32,484)

Distributable cash	363,061	313,415
Less: Actual distributions paid or declared	(363,001)	(313,381)

Balance to be distributed	$60	$34
Actual distributions paid or declared per unit	$2.63	$2.68

At December 31, 2004, the trust had unused tax deductions of $7.66 per unit (2003 – $10.27 per unit). At this time, Pengrowth anticipates that approximately 70-75 percent of 2005 distributions will be taxable; this estimate is subject to change depending on a number of factors including, but not limited to, the level of commodity prices, acquisitions, dispositions, and new equity offerings.

Acquisitions and Dispositions

On May 31, 2004, Pengrowth acquired the Murphy Assets which consist of oil and natural gas assets in Alberta and Saskatchewan from a subsidiary of Murphy Oil Corporation for a purchase price of $550.8 million. The reserves associated with this acquisition include total proved reserves of 38.6 million boe and proved plus probable reserves of 46.1 million boe.

PENGROWTH ENERGY TRUST 63 Annual Report 2004

MANAGEMENT’S DISCUSSION & ANALYSIS

As required by Canadian GAAP, Pengrowth recorded a future tax liability upon acquisition of the Murphy Assets. The tax liability arises due to the deficiency in tax pools of the Murphy Assets acquired, offset in part by excess tax pools (compared to book value) from past acquisitions. The future tax liability represents the income taxes that would arise, based on the enacted income tax rates, if the operating company’s assets and liabilities were disposed of or settled at book value. Because of the tax structure of the Trust, Pengrowth does not expect to pay cash income taxes in the operating companies in the foreseeable future.

In accordance with Canadian GAAP, Pengrowth was required to record goodwill of $170.6 million upon acquisition of the Murphy Assets. The goodwill value was determined based on the excess of total consideration paid less the net value assigned to other identifiable assets and liabilities, including the future income tax liability. Details of the acquisition are provided in Note 5 of the financial statements.

On August 12, 2004, Pengrowth acquired an additional 34.34 percent interest in Kaybob Notikewin Unit No. 1 for a gross purchase price of $20.0 million, bringing Pengrowth’s total working interest in this unit to just under 99 percent. The acquisition added approximately 415 boe per day of production and approximately 1.8 mmboe of proved plus probable reserves.

Capital Expenditures

During 2004, Pengrowth spent $161.1 million on development and optimization activities. The largest expenditures were in Judy Creek ($38.3 million), SOEP ($31.9 million), Monogram ($17.7 million), Weyburn ($5.4 million) and Squirrel ($5.3 million). Pengrowth does not typically participate in exploration activities and in 2004 most of the capital spent on development was directed towards arresting production declines and improving recovery by infill drilling, rather than finding new reserves.

Budgeted expenditures for 2005 total approximately $171 million on maintenance and development opportunities at our existing properties. Approximately one-half of the expected 2005 expenditures are planned for the SOEP and the Judy Creek properties.

PENGROWTH ENERGY TRUST 64 Annual Report 2004

MANAGEMENT’S DISCUSSION & ANALYSIS

The following table provides further detail regarding Pengrowth’s capital expenditures by major property for 2004. Capital expenditures for 2003 are also provided for purposes of comparison.

CAPITAL EXPENDITURES

Year ended December 31	2004			2003

($ million)	Development	Dec 31, 2003	Total Capital	Total Capital
Property	Drilling	Facilities	Expenditures	Expenditures

Judy Creek	35.2	3.1	38.3	21.5
SOEP	8.1	23.8	31.9	15.0
Monogram	12.4	5.3	17.7	0.1
Weyburn	3.5	1.9	5.4	8.7
Squirrel	4.8	0.5	5.3	0.4
Princess	4.2	0.3	4.5	—
Dunvegan	3.3	0.7	4.0	1.5
McLeod River	4.4	0.1	4.5	6.0
Swan Hills	2.9	1.0	3.9	1.1
Bodo	3.3	—	3.3	—
Oak	2.0	1.2	3.2	6.1
Weasel	2.6	0.3	2.9	0.2
Tilley	2.2	0.4	2.6	0.9
Laprise	2.4	0.1	2.5	1.3
Countess	0.2	2.2	2.4	—
Tangleflags	1.9	0.5	2.4	—
House Mountain	2.2	—	2.2	2.8
Tupper	1.1	0.9	2.0	1.8
Elm	1.5	0.1	1.6	2.4
Redeye	0.6	0.1	0.7	1.3
Cessford	0.1	0.2	0.3	7.2
Other	13.2	6.3	19.5	7.4

	112.1	49.0	161.1	85.7

Reserves

Pengrowth reported year-end Proved plus Probable reserves of 218.6 mmboe compared to 184.4 mmboe at year-end 2003. Further details of Pengrowth’s 2004 year-end reserves are provided on pages 34-38 of this annual report.

Working Capital

Working capital declined by $91.5 million from a positive balance of $13.0 million in 2003 to a working capital deficiency of $78.5 million as at December 31, 2004. Of the decline of $91.5 million, $64.2 million is attributable to the cash and term deposits held at the end of 2003. Most of the balance of the working capital decline is attributable to an increase in the current portion of the note payable and contract liabilities, and a higher level of distributions payable to unitholders as at December 31, 2004.

PENGROWTH ENERGY TRUST 65 Annual Report 2004

MANAGEMENT’S DISCUSSION & ANALYSIS

Pengrowth frequently operates with a working capital deficiency as a result of the fact that distributions related to two production months of distributable cash are payable to unitholders at the end of any month, but only one month of production is still receivable. For example, at the end of December, distributions related to November and December production months were payable on January 15 and February 15 respectively. November’s production revenue, received on December 25, is temporarily applied against Pengrowth’s revolving credit facility until the distribution payment on January 15.

Financial Resources and Liquidity

At year-end 2004, Pengrowth had a long-term debt to debt-plus-equity at book value ratio of 0.2 and maintained $375.0 million in committed credit facilities which were reduced by drawings of $106.0 million and by $23.0 million in letters of credit outstanding at year end. In addition, Pengrowth maintains a $35.0 million demand operating line of credit. Pengrowth remains well positioned to fund its 2005 development program and to take advantage of acquisition opportunities as they arise.

Long-term debt at December 31, 2004 included fixed rate term debt denominated in U.S. dollars and translated to Cdn $240.4 million. Due to the improvement in the Canadian to U.S. dollar exchange rate, an unrealized gain of Cdn $49.8 million has been recorded since the U.S. dollar denominated debt was issued in April of 2003.

Pengrowth’s long-term debt increased by $86.1 million in fiscal 2004 to $345.4 million at December 31, 2004. At the end of 2004 Pengrowth also had a $35.0 million non-interest-bearing note payable to Emera Offshore Incorporated (“Emera”) related to the purchase of the SOEP offshore facilities from Emera on December 31, 2003. The terms of this note are provided in Note 8 to the financial statements.

During the year Pengrowth incurred $325.0 million of new debt to fund the acquisition of the Murphy Assets. Of this amount, $220.0 million was comprised of an acquisition bridge facility with a one year-term ending May 31, 2005 with the remaining $105.0 million drawn from a revolving credit facility with a renewal date of May 30, 2005. A portion of the proceeds from the December 30, 2004 Class B trust unit offering was used to fully repay the drawing on the bridge facility.

At December 31, 2004 Pengrowth also had a $35.0 million non-interest-bearing note payable to Emera Offshore Incorporated (“Emera”) related to installments due upon the purchase of the SOEP offshore facilities from Emera on December 31, 2003. The terms of this note are provided in Note 8 to the financial statements.

FINANCIAL LEVERAGE AND COVERAGE

	2004	2003

Distributable cash to interest expense (times)	12	17
Long-term debt to distributable cash (times)	1.0	0.8
Long-term debt-to-debt plus-equity	19%	18%

PENGROWTH ENERGY TRUST 66 Annual Report 2004

MANAGEMENT’S DISCUSSION & ANALYSIS

Class A and Class B Trust Unit Reclassification

Generally speaking, the Income Tax Act (Canada) provides that a trust will permanently lose its mutual fund trust status if it is established or maintained primarily for the benefit of non-residents of Canada (which is generally interpreted to mean that the majority of unitholders must not be non-residents of Canada) (the “Benefit Test”), unless at all times after February 21, 1990, “all or substantially all” of the Trust’s property consisted of property other than taxable Canadian property (the “TCP Exception”).

The Federal Budget tabled by the Minister of Finance on March 23, 2004 proposed several changes to Subsection 132 (7) of the Tax Act to the effect that the TCP Exception would generally no longer be available to royalty trusts after December 31, 2004.

On April 22, 2004, Pengrowth Energy Trust sought and obtained the approval of its unitholders for the reclassification of its trust units as Class A trust units and Class B trust units (the “A/B Structure”). The purpose of the A/B Structure was to enable Pengrowth Energy Trust to satisfy the Benefit Test by providing a mechanism to ensure that the majority of trust units, distributions, votes and entitlements to the capital of Pengrowth Energy Trust would be held by residents of Canada. The A/B Structure was implemented by Pengrowth Energy Trust on July 27, 2004, but the ownership threshold has not yet been achieved. As of December 31, 2004, the outstanding Class A trust units of Pengrowth Energy Trust represented approximately 50.2 percent of the total outstanding trust units. The Trust Indenture of Pengrowth Energy Trust currently stipulates that an ownership threshold of a maximum of 49.75 percent represented by Class A trust units must be achieved by June 1, 2005. It is anticipated that the ownership threshold will be achieved prior to June 1, 2005 due to the issuance of Class B trust units under the Arrangement with Crispin and through the issuance of Class B trust units through the DRIP and employee trust unit option and rights incentive plans.

	2004	2003

Class A trust units	50.20%	0.00%
Class B trust units	49.75%	0.00%
Trust units prior to reclassification	0.05%	100.00%

On November 26, 2004, Pengrowth Energy Trust received a customary form of comfort letter from the Department of Finance (Canada) (the “November Finance Letter”) stating that the Department of Finance will recommend to the Minister of Finance that an amendment be made to the TCP Exception that would clarify Pengrowth Energy Trust’s ability to rely upon that exception and would effectively remove any significant risk regarding the status of Pengrowth Energy Trust as a Mutual Fund Trust. The November Finance Letter is subject to acceptance of the recommendations therein by the Minister of Finance and Parliament, which Pengrowth Energy Trust believes is reasonable to assume will occur.

PENGROWTH ENERGY TRUST 67 Annual Report 2004

MANAGEMENT’S DISCUSSION & ANALYSIS

On December 6, 2004, the Minister of Finance tabled a Notice of Ways and Means Motion in the House of Commons to implement measures proposed in the March 23, 2004 Federal Budget. However, the changes to the Mutual Fund Trust provisions proposed in the March 23, 2004 Federal Budget to remove the TCP Exception were not included. The Minister of Finance indicated that further discussions would be pursued with the private sector concerning the appropriate tax treatment of non-residents investing in resource property through mutual funds. Therefore, uncertainty remains as to whether or not the TCP Exception will be available to royalty trusts such as Pengrowth Energy Trust indefinitely.

To the extent that Class A trust units in the future represent less than the ownership threshold of 49.75 percent, conversions of Class B trust units to Class A trust units will be permissible under the Trust Indenture. Pengrowth intends to implement a new form of reservation system in order to provide all unitholders with an equal and orderly opportunity to convert Class B trust units into Class A trust units. All registered and beneficial unitholders will have the opportunity to participate in the reservation system by providing an appropriate form to Computershare Trust Company of Canada (“Computershare”). Computershare will, at a specified time, select unitholders from within the reservation system using a random selection process that essentially provides an equal opportunity to all unitholders within the system. Each selection will entitle a unitholder to convert up to 1,000 Class B trust units into Class A trust units on a one-for-one basis. Unitholders will remain in the reservation system until they receive reservation numbers in respect of all of their Class B trust units within the system or until the reservation expires in accordance with its terms. It is anticipated that selections will occur monthly, but they may occur more or less frequently as determined by the Board of Directors of Pengrowth. At each periodic selection, the number of unitholders that will be selected will be determined by the number of Class B trust units that may be converted into Class A trust units without exceeding the ownership threshold. Further details regarding the reservation system, including certain income tax consequences of exercising the conversion option, will be provided sufficiently in advance of the first selection process so that all interested unitholders will have an equal opportunity to participate.

PENGROWTH ENERGY TRUST 68 Annual Report 2004

MANAGEMENT’S DISCUSSION & ANALYSIS

COMMITMENTS AND CONTRACTUAL OBLIGATIONS

($ thousands)	2005	2006	2007	2008	2009	thereafter	Total

Long-term debt(1)	—	—	—	—	—	345,400	345,400
Interest payments on long-term debt(2)	12,176	12,176	12,176	12,176	12,176	13,632	74,512
Note payable	15,000	20,000	—	—	—	—	35,000
Operating leases
Office rent	1,235	469	—	—	—	—	1,704
Vehicle leases	745	700	567	342	95	—	2,449

	1,980	1,169	567	342	95	—	4,153
Purchase obligations
Pipeline transportation	41,475	41,281	40,192	33,420	29,728	63,894	249,990
Capital expenditures	36,900	34,800	6,600	—	—	—	78,300
CO2 purchases	5,976	5,236	4,418	4,254	4,289	23,513	47,686

	84,351	81,317	51,210	37,674	34,017	87,407	375,976
Remediation trust fund payments	250	250	250	250	250	—	1,250

	113,757	114,912	64,203	50,442	46,538	446,439	836,291

(1) U.S. dollar denominated debt due as follows: $150M on April 2010 and $50M on April 2013, translated at the Dec. 31, 2004 foreign exchange rate of 1.2020 Cdn/U.S.

(2) Interest payments on U.S. denominated debt, calculated based on Dec. 31, 2004 foreign exchange rate.

Price Risk Management

Pengrowth uses forward and futures contracts to manage its exposure to commodity price fluctuations. Commodity price hedges in place at December 31, 2004 are provided in Note 17 to the Financial Statements. Pengrowth has not entered into any additional contracts subsequent to year end.

PENGROWTH ENERGY TRUST 69 Annual Report 2004

MANAGEMENT’S DISCUSSION & ANALYSIS

Trust Unit Information

TRUST UNIT TRADING – AFTER RE-CLASSIFICATION (1)

	High	Low	Close	Volume (000s)	Value ($ millions)

TSX - PGF.A ($Cdn)
2004 1st quarter
2nd quarter
3rd quarter	$24.19	$19.10	$22.67	1,672	$35.50
4th quarter	26.33	20.03	24.93	2,607	58.90
Year	$26.33	$19.10	$24.93	4,279	$94.40
TSX - PGF.B ($Cdn)
2004 1st quarter
2nd quarter
3rd quarter	$20.00	$18.03	$18.87	5,588	$105.60
4th quarter	20.04	17.51	18.50	16,007	301.80
Year	$20.04	$17.51	$18.50	21,595	$407.40
NYSE - PGH ($U.S.)
2004 1st quarter
2nd quarter
3rd quarter	$18.94	$14.40	$17.93	21,200	$350.40
4th quarter	21.24	15.85	20.82	31,174	574.70
Year	$21.24	$14.40	$20.82	52,374	$925.10

TRUST UNIT TRADING – BEFORE RE-CLASSIFICATION (1)

	High	Low	Close	Volume (000s)	Value ($ millions)

TSX - PGF.UN ($Cdn)
2004 1st quarter	$21.25	$15.55	$17.98	30,620	$567.80
2nd quarter	19.15	16.15	18.67	18,145	328.50
3rd quarter	19.75	18.52	19.42	3,554	68.50
4th quarter
Year	$21.25	$15.55	$19.42	52,319	$964.80
2003 1st quarter	$15.90	$13.39	$14.25	20,122	$297.60
2nd quarter	18.22	13.95	17.25	32,575	519.00
3rd quarter	17.87	16.20	17.25	20,476	349.50
4th quarter	22.22	16.75	21.25	24,220	451.60
Year	$22.22	$13.39	$21.25	97,393	$1,617.70
NYSE - PGH ($U.S.)
2004 1st quarter	$16.60	$12.10	$13.70	36,899	$525.60
2nd quarter	14.24	11.62	13.98	22,194	295.90
3rd quarter	14.95	13.84	14.64	5,797	84.50
4th quarter
Year	$14.95	$11.62	$14.64	64,890	$906.00
2003 1st quarter	$10.67	$9.07	$9.71	8,168	$80.80
2nd quarter	13.80	9.40	12.83	22,500	271.10
3rd quarter	13.13	11.55	12.81	18,614	230.20
4th quarter	17.00	12.50	16.40	24,721	340.80
Year	$17.00	$9.07	$16.40	74,003	$922.90

(1) July 27, 2004, trust units were re-classified as Class A or Class B trust units.

Class A trust units trade on the New York Stock Exchange (“NYSE”) under PGH and on the Toronto Stock Exchange (“TSX”) under PGF.A. Class B trust units trade only on the TSX under PGF.B.

PENGROWTH ENERGY TRUST  70  Annual Report 2004

MANAGEMENT’S DISCUSSION & ANALYSIS

Pengrowth had 152,972,555 trust units outstanding at December 31, 2004, compared to 123,873,651 trust units at December 31, 2003. The weighted average number of units during the year was 133,395,485 (2003 – 115,912,374).

In 2004, Pengrowth raised a total of $509.8 million in new equity proceeds, issuing a total of 29.1 million additional trust units. On March 23, 2004 Pengrowth completed a public offering of 10.9 million units at $18.40 per trust unit to raise total gross proceeds of $200.6 million, and net proceeds of $189.9 million, on December 30, 2004 Pengrowth completed a public offering of 16.0 million Class B trust units at $18.70 per trust unit to raise total gross proceeds of $298.9 million, and net proceeds of $283.3 million. During 2004, 0.9 million trust units were issued under the DRIP plan at an average price of $17.84 per unit, raising additional equity of $16.4 million, and 1.3 million trust units were issued under the employee trust unit option and rights plans, at an average price of $15.63 per trust unit, to raise an additional $20.3 million in new equity.

Fourth Quarter Results

Oil and gas sales increased 42 percent to $218.8 million in the fourth quarter of 2004, compared to $154.1 million recorded in the fourth quarter of 2003, as a result of a 21 percent increase in volumes and an 18 percent increase in Pengrowth’s average realized price per boe. Volumes for the fourth quarter of 2004 averaged 57,425 boe per day compared to 47,653 boe per day in the fourth quarter of 2003. The increase of 9,772 boe per day was due mainly to the addition of production volumes from the Murphy Assets which averaged approximately 14,400 boe per day in the fourth quarter of 2004, offset in part by an overall production decline at other properties. Operating costs increased to $42.6 million compared to $39.1 million in the fourth quarter of 2003 mainly due to the addition of the Murphy properties, offset in part by a reduction of processing fees at SOEP. Funds generated from operations increase 31 percent to $101.9 million in the fourth quarter of 2004 compared to $77.5 million in the fourth quarter of 2003, and distributable cash increased 35 percent to $96.5 million. An increase in depletion and depreciation, interest expense, general and administrative costs and income tax expense contributed to a 17 percent decrease in net income for the fourth quarter of 2004 compared to the same period in the prior year. Future taxes of $14.9 million recorded in the fourth quarter of 2004 relate mainly to recently proposed tax changes to resource allowance and the deductibility of crown charges.

PENGROWTH ENERGY TRUST  71  Annual Report 2004

MANAGEMENT’S DISCUSSION & ANALYSIS

Summary of Quarterly Results

The following table is a summary of quarterly results for 2004 and 2003. As this table illustrates, production and Distributable cash were impacted positively by the acquisition of the Murphy Assets in the second quarter of 2004.

This table also shows the relatively high commodity prices sustained throughout 2003 and 2004, which have had a positive impact on net income and Distributable cash.

Net income in the second quarter of 2004 decreased $6.0 million to $32.7 million ($0.24 per trust unit) from $38.7 million ($0.31 per trust unit) in the first quarter of 2004. An increase in net revenue from the Murphy Assets for one month in the second quarter was more than offset by incremental expenses, resulting in lower net income in the second quarter. An increase of $3.6 million in interest costs associated with incremental debt raised for the Murphy acquisition in May 2004, $3.5 million higher management fees accrued in relation to the performance fee associated with the Murphy acquisition, future income taxes recorded of $3.5  million in the second quarter and an increase in foreign exchange losses of $1.5 million on translation of the U.S. dollar debt to Canadian dollars at higher U.S. dollar exchange rates contributed to the decrease in net income. The partial pre-funding of the Murphy acquisition, through the issuance of 10.9 million trust units on March 23, 2004 also contributed to lower net income per unit in the second quarter.

The decrease in net income in the third quarter of 2003 to $34.8 million ($0.29 per trust unit) compared to $54.2 million ($0.49 per trust unit) in the second quarter of 2003 is due mainly to an unrealized foreign exchange gain of $20.7 million recorded on the translation of U.S. denominated debt issued on April 23, 2003. An increase in the average units outstanding from 111.5 million in the second quarter to 118.9 million units outstanding in the third quarter also contributed to the decline in net income per unit amounts. This increase was due to the July 23, 2003 issue of a further 8.5 million trust units and further impacted the per unit amounts in the fourth quarter of 2003.

SUMMARY OF QUARTERLY RESULTS
( $ thousands)	2004
	Q1	Q2	Q3	Q4	Total

Oil and gas sales (1)	$165,880	$193,637	$222,848	$218,835	$801,200
Net income	$38,652	$32,684	$51,271	$31,138	$153,745
Net income per unit	$0.31	$0.24	$0.38	$0.23	$1.15
Net income per unit – diluted	$0.31	$0.24	$0.38	$0.23	$1.15
Distributable cash	$83,606	$89,119	$93,870	$96,466	$363,061
Actual distributions paid or declared per unit	$0.63	$0.64	$0.67	$0.69	$2.63
Daily production (boe)	45,668	51,451	60,151	57,425	53,702
Total production mboe (6:1)	4,156	4,682	5,534	5,283	19,655
Average price per boe	$39.91	$41.36	$40.27	$41.42	$40.76
Operating netback per boe	$25.71	$25.71	$22.77	$24.31	$24.51

(1)	Restated to conform to presentation adopted in the current year.

PENGROWTH ENERGY TRUST  72  Annual Report 2004

MANAGEMENT’S DISCUSSION & ANALYSIS

SUMMARY OF QUARTERLY RESULTS
( $ thousands)	2003

	Q1	Q2	Q3	Q4	Total

Oil and gas sales (1)	$204,824	$169,238	$162,819	$154,140	$691,021
Net income	$62,920	$54,214	$34,808	$37,355	$189,297
Net income per unit	$0.57	$0.49	$0.29	$0.31	$1.66
Net income per unit – diluted	$0.57	$0.48	$0.29	$0.30	$1.64
Distributable cash	$97,221	$71,774	$72,951	$71,469	$313,415
Actual distributions paid or declared per unit	$0.75	$0.67	$0.63	$0.63	$2.68
Daily production (boe)	50,827	48,839	48,850	47,653	49,030
Total production mboe (6:1)	4,574	4,444	4,494	4,384	17,896
Average price per boe	$44.78	$38.08	$36.22	$35.16	$38.61
Operating netback per boe	$26.50	$21.11	$20.54	$20.43	$22.17

(1)	Restated to conform to presentation adopted in the current year.

FINANCIAL RESULTS
($ thousands)
	2004	2003	2002

Oil and gas sales	$801,200	$691,020	$482,301
Net income	$153,745	$189,297	$56,955
Net income per unit	$1.15	$1.63	$0.63
Distributable cash	$363,061	$313,415	$194,458
Actual distributions paid or declared per unit	$2.63	$2.68	$2.07
Total assets	$2,276,534	$1,673,718	$1,552,651
Long-term financial liabilities (1)	$383,616	$294,300	$316,501
Unitholders’ equity	$1,462,211	$1,159,433	$1,073,164
Number of units outstanding at year end (thousands)	152,973	123,874	110,562

(1)	Long-term debt plus long-term portion of note payable and contract liabilities.

Business Risks

The amount of distributable cash available to unitholders and the value of Pengrowth trust units are subject to numerous risk factors. As the trust units allow investors to participate in the distributable cash from Pengrowth’s portfolio of producing oil and natural gas properties, the principal risk factors that are associated with the oil and gas business include, but are not limited to, the following influences:

▪	The prices of Pengrowth’s products (oil, natural gas, and NGLs) fluctuate due to many factors including local and global market supply and demand, weather patterns, pipeline transportation, and political stability.

▪	The marketability of our production depends in part upon the availability, proximity and capacity of gathering systems, pipelines and processing facilities. Operational or economic factors may result in the inability to deliver our products to market.

PENGROWTH ENERGY TRUST  73  Annual Report 2004

MANAGEMENT’S DISCUSSION & ANALYSIS

▪	Geological and operational risks affect the quantity and quality of reserves and the costs of recovering those reserves. Our actual results will vary from our reserve estimates, and those variations could be material.

▪	Government royalties, income taxes, commodity taxes, and other taxes, levies and fees have a significant economic impact on Pengrowth’s financial results. Changes to federal and provincial legislation governing such royalties, taxes and fees could have a material impact on Pengrowth’s financial results and the value of Pengrowth trust units.

▪	Environmental laws and regulatory initiatives impact Pengrowth financially and operationally. We may incur substantial capital and operating costs to comply with increasingly complex laws and regulations covering the protection of the environment and human health and safety. In particular, we may be required to incur significant costs to comply with the 1997 Kyoto Protocol to the United Nations Framework Convention on Climate Change (the “Kyoto Protocol”).

▪	Pengrowth’s oil and gas reserves will be depleted over time and our level of distributable cash and the value of our trust units could be reduced if reserves and production are not replaced. The ability to replace production depends on Pengrowth’s success in developing existing reserves, acquiring new reserves and financing this development and acquisition activity within the context of the capital markets.

▪	A significant portion of our properties are operated by third parties. If these operators fail to perform their duties properly, or become insolvent, we may experience interruptions in production and revenues from these properties or incur additional liabilities and expenses as a result of the default of these third party operators.

▪	Increased activity within the oil and gas sector can increase the cost of goods and services and make it more difficult to hire and retain professional staff.

▪	Changing interest rates influence borrowing costs and the availability of capital.

▪	Investors’ interest in the oil and gas sector may change over time which would affect the availability of capital and the value of Pengrowth trust units.

▪	Inflation may result in escalating costs which could impact unitholder distributions and the value of Pengrowth trust units.

▪	Canadian/U.S. exchange rates influence revenues and, to a lesser extent, operating and capital costs.

▪	The value of Pengrowth trust units is impacted directly by the related tax treatment of the trust units and the trust unit distributions, and indirectly by the tax treatment of alternative equity investments. Changes in Canadian or U.S. tax legislation could adversely affect the value of our trust units.

PENGROWTH ENERGY TRUST  74  Annual Report 2004

MANAGEMENT’S DISCUSSION & ANALYSIS

Pengrowth mitigates some of these risks by:

▪	Fixing the price on a portion of its future crude oil and natural gas production.

▪	Fixing the Canadian/U.S. exchange rate through financial hedging contracts or by fixing commodity prices in Canadian dollars.

▪	Offering competitive incentive-based compensation packages to attract and retain highly qualified and motivated professional staff.

▪	Adhering to strict investment criteria for acquisitions.

▪	Acquiring mature production with long life reserves and proven production.

▪	Performing extensive geological, geophysical, engineering and environmental analysis before committing to capital development projects.

▪	Geographically diversifying its portfolio.

▪	Controlling costs to maximize profitability.

▪	Developing and adhering to policies and practices that protect the environment and meet or exceed the regulations imposed by the government.

▪	Developing and adhering to safety policies and practices that meet or exceed regulatory standards.

▪	Ensuring strong third-party operators for non-operated properties.

▪	Carrying insurance to cover physical losses and business interruption.

Subsequent Events

On January 21, 2005, Pengrowth announced it had entered into an agreement to purchase an additional 12.5 percent working interest in Swan Hills Unit No. 1 for a purchase price of $90 million, before adjustments. The transaction, which is subject to Rights of First Refusal, is effective October 1, 2004 and closed February 28, 2005. The acquisition increases Pengrowth’s working interest in Swan Hills Unit No. 1 to 22.7 percent.

On February 17, 2005, Pengrowth announced an Arrangement Agreement (“the Arrangement”) with Crispin Energy Inc. (“Crispin”) under which Pengrowth will acquire all of the issued and outstanding shares of Crispin on the basis of 0.0725 Class B trust units of EnergyTrust for each share held by Canadian resident shareholders of Crispin and 0.0512 Class A trust units of EnergyTrust for each share held by non-Canadian resident shareholders of Crispin. The Board of Directors of Crispin will call a Special Meeting of Shareholders in mid to late April 2005 for approval of the Arrangement. The Arrangement will require the approval of 66 2/3 percent of the votes cast by shareholders and optionholders of Crispin voting as a single class, the approval of the majority of shareholders excluding certain management personnel and the approval of the majority of shareholders excluding certain management personnel and the approval of the Court of Queen’s Bench of Alberta and certain regulatory agencies. Completion of the Arrangement is expected to close prior to the end of April 2005.

PENGROWTH ENERGY TRUST  75  Annual Report 2004

MANAGEMENT’S DISCUSSION & ANALYSIS

Outlook

Unitholders of Pengrowth Energy Trust saw Pengrowth complete one of its largest acquisitions with the purchase of the Murphy Assets in May 2004. The Murphy Assets were funded through two equity issues allowing Pengrowth to continue to maintain a prudent and flexible financial structure.

Pengrowth will strive to provide attractive long-term returns for unitholders. Our business objectives include:

▪	Maintaining a balanced portfolio of oil and gas properties in our key focus areas;

▪	Growing production and reserves through accretive acquisitions and low risk development drilling;

▪	Farming out undeveloped land with higher risk exploration potential;

▪	Continuing to optimize costs and maximize netbacks;

▪	The selective disposition of oil and gas properties that do not meet our return objectives;

▪	Operating our properties in a safe and prudent manner in order to protect our employees, the public, the environment and our investment;

Continuing to maintain a stable distribution policy while withholding a portion of distributable cash to fund future capital programs.

At this time, Pengrowth is forecasting average 2005 production of 55,000 to 57,000 boe per day from our existing properties. This estimate incorporates anticipated production additions from the Swan Hills acquisition, which closed on February 28, 2005, as well as our 2005 development program, offset by the impact of expected production declines from normal operations. The above estimate excludes the potential impact of any future acquisitions or divestitures, including the acquisition of Crispin.

Total operating costs for 2005 are expected to increase to approximately $200.0 million. This increase is due to the addition of a full year of operating expenses associated with the Murphy Assets, Pengrowth’s increased working interest in Swan Hills Unit No. 1 and the prospective addition of operating expenses associated with the recently announced acquisition of Crispin. Assuming Pengrowth’s average production at the end of 2005 results largely as forecast above, Pengrowth currently estimates 2005 operating costs between $9.61 and $9.96 and combined G&A and Management fees of approximately $1.81 per boe.

Budgeted capital expenditures for 2005 total approximately $171.0 million for maintenance and development opportunities at existing properties. Approximately one-half of the expected 2005 expenditures are planned for the SOEP and Judy Creek properties. The above estimate does not take into account any incremental expenditures which may be incurred in association with the recently announced acquisitions of Swan Hills Unit No. 1 and Crispin. Pengrowth currently anticipates a successful completion of the acquisition of Crispin on or before April 30, 2005.

PENGROWTH ENERGY TRUST 76 Annual Report 2004

Management’s Report to Shareholders

Management’s Responsibility to the Unitholders

The financial statements are the responsibility of the management of Pengrowth Energy Trust. They have been prepared in accordance with generally accepted accounting principles, using management’s best estimates and judgements, where appropriate.

Management is responsible for the reliability and integrity of the financial statements, the notes to the financial statements, and other financial information contained in this report. In the preparation of these statements, estimates are sometimes necessary because a precise determination of certain assets and liabilities is dependent on future events. Management believes such estimates have been based on careful judgements and have been properly reflected in the accompanying financial statements.

Management is also responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The Board is assisted in exercising its responsibilities through the Audit Committee of the Board, which is composed of three non-management directors. The Committee meets periodically with management and the auditors to satisfy itself that management’s responsibilities are properly discharged, to review the financial statements and to recommend approval of the financial statements to the Board.

KPMG LLP, the independent auditors appointed by the unitholders, have audited Pengrowth Energy Trust’s consolidated financial statements in accordance with generally accepted auditing standards and provided an independent professional opinion. The auditors have full and unrestricted access to the Audit Committee to discuss their audit and their related findings as to the integrity of the financial reporting process.

James S. Kinnear	Chris Webster
Chairman, President and	Vice President, Treasurer
Chief Executive Officer	Interim Chief Financial Officer
March 4, 2005

PENGROWTH ENERGY TRUST  77  Annual Report 2004

Auditors’ Report to Shareholders

To the Unitholders of Pengrowth Energy Trust

We have audited the consolidated balance sheets of Pengrowth Energy Trust as at December 31, 2004 and 2003 and the consolidated statements of income and accumulated earnings and cash flow for the years then ended. These financial statements are the responsibility of the Trust’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Trust as at December 31, 2004 and 2003 and the results of its operations and its cash flow for the years then ended in accordance with Canadian generally accepted accounting principles.

Chartered Accountants
Calgary, Canada
March 4, 2005

PENGROWTH ENERGY TRUST  78  Annual Report 2004

Consolidated Balance Sheets

(Stated in thousands of dollars)
As at December 31	2004	2003

Assets
Current Assets
Cash and term deposits	$—	$64,154
Accounts receivable	104,228	65,570
Inventory	439	699

	104,667	130,423
Remediation Trust Funds (Note 4)	8,309	7,392
Deferred Charges (Note 11)	3,651	5,544
Goodwill (Note 5)	170,619	—
Property, Plant and Equipment and Other Assets (Note 6)	1,989,288	1,530,359

	$2,276,534	$1,673,718

Liabilities and Unitholders’ Equity
Current Liabilities
Bank indebtedness	$4,214	$—
Accounts payable and accrued liabilities	80,423	54,196
Distributions payable to unitholders	70,456	52,139
Due to Pengrowth Management Limited	7,325	1,122
Note payable (Note 8)	15,000	10,000
Current portion of contract liabilities (Note 5)	5,795	—

	183,213	117,457
Note Payable (Note 8)	20,000	35,000
Contract Liabilities (Note 5)	18,216	—
Long-Term Debt (Note 9)	345,400	259,300
Asset Retirement Obligations (Note 7)	171,866	102,528
Future Income Taxes (Note 14)	75,628	—

Trust Unitholders’ Equity
Trust Unitholders’ capital (Note 10)	2,383,284	1,872,924
Contributed surplus (Note 10)	1,923	189
Accumulated earnings	727,057	573,312
Accumulated distributable cash	(1,650,053)	(1,286,992)

	1,462,211	1,159,433
Commitments (Note 18)
Subsequent Events (Note 19)
	$2,276,534	$1,673,718

See accompanying notes to the consolidated financial statements.

Approved on behalf of Pengrowth Energy Trust
by Pengrowth Corporation, as Administrator:

Director	Director

PENGROWTH ENERGY TRUST   79   Annual Report 2004

Consolidated Statements of Income and Accumulated Earnings

(Stated in thousands of dollars)
Years ended December 31	2004	2003

Revenues
Oil and gas sales	$801,200	$691,020
Processing and other income	12,390	9,726
Crown royalties, net of incentives	(133,952)	(108,325)
Freehold royalties and mineral taxes	(11,848)	(6,580)

	667,790	585,841
Interest and other income	1,770	840

Net Revenue	669,560	586,681

Expenses
Operating	159,742	149,032
Transportation	8,274	8,225
Amortization of injectants for miscible floods	19,669	32,541
Interest	29,924	18,153
General and administrative	24,448	15,997
Management fee (Note 15)	12,874	10,181
Foreign exchange gain (Note 12)	(17,300)	(29,911)
Depletion and depreciation	247,332	185,270
Accretion (Note 7)	10,642	6,039

	495,605	395,527

Income Before Taxes	173,955	191,154
Income tax expense (Note 14)
Capital	4,594	1,857
Future	15,616	—

	20,210	1,857

Net Income	$153,745	$189,297
Accumulated earnings, beginning of year	573,312	384,015

Accumulated Earnings, end of year	$727,057	$573,312

Net Income per Unit (Note 16)
Basic	$1.153	$1.633
Diluted	$1.147	$1.625

See accompanying notes to the consolidated financial statements.

PENGROWTH ENERGY TRUST   80   Annual Report 2004

Consolidated Statements of Cash Flow

(Stated in thousands of dollars)
Years ended December 31	2004	2003

Cash Provided by (used for):
Operating
Net income	$153,745	$189,297
Depletion, depreciation and accretion	257,974	191,309
Future income taxes	15,616	—
Contract liability amortization	(4,164)	—
Amortization of injectants	19,669	32,541
Purchase of injectants	(20,415)	(23,037)
Expenditures on remediation	(4,440)	(3,243)
Unrealized foreign exchange gain (Note 12)	(18,900)	(30,940)
Trust unit based compensation (Note 10)	2,264	189
Amortization of deferred charges (Note 11)	1,893	204
(Gain) loss on sale of marketable securities	(248)	94

Funds generated from operations	402,994	356,414
Changes in non-cash operating working capital (Note 13)	1,173	(9,863)

	404,167	346,551

Financing
Distributions	(344,744)	(306,591)
Change in long-term debt	105,000	(26,261)
Note payable (Note 8)	(10,000)	41,393
Proceeds from issue of trust units	509,830	210,198

	260,086	(81,261)
Investing
Expenditures on property acquisitions	(572,980)	(122,964)
Expenditures on property, plant and equipment	(161,141)	(85,718)
Proceeds on property dispositions	—	2,835
Deferred Charges	—	(2,141)
Change in Remediation Trust Fund	(917)	(713)
Purchase of marketable securities	(2,680)	—
Proceeds from sale of marketable securities	2,928	1,812
Change in non-cash investing working capital (Note 13)	2,169	(2,539)

	(732,621)	(209,428)

Increase (Decrease) in Cash and Term Deposits	(68,368)	55,862
Cash and Term Deposits at Beginning of Year	64,154	8,292

Cash and Term Deposits
(Bank Indebtedness) At End Of Year	$(4,214)	$64,154

See accompanying notes to the consolidated financial statements.

PENGROWTH ENERGY TRUST   81   Annual Report 2004

Notes to Consolidated Financial Statements

Years ended December 31, 2004 and 2003
(Tabular amounts are stated in thousands of dollars except per unit amounts.)

1. Structure of the Trust

Pengrowth Energy Trust (“EnergyTrust”) is a closed-end investment trust created under the laws of the Province of Alberta pursuant to a Trust Indenture dated December 2, 1988 (as amended) between Pengrowth Corporation (“Corporation”) and ComputerShare Investor Services Inc. (“Computershare”). Operations commenced on December 30, 1988. The beneficiaries of EnergyTrust are the holders of trust units (the “unitholders”).

EnergyTrust acquires and holds royalty units and notes issued by the Corporation, which entitles EnergyTrust to the net income generated by the Corporation and its subsidiaries’ petroleum and natural gas properties less certain charges, as defined in the Royalty Indenture. In addition, unitholders are entitled to receive the net income from other investments that are held directly by EnergyTrust. EnergyTrust owns approximately 99.9 percent of the royalty units issued by the Corporation.

Pengrowth Management Limited (the “Manager”) is responsible for the management of the business affairs of the Corporation and the administration of EnergyTrust. The Manager owns nine percent of the common shares of Corporation, and the Manager is controlled by an officer and a director of the Corporation. The remaining 91 percent of the common shares of the Corporation are owned by EnergyTrust.

Under the terms of the Royalty Indenture, the Corporation is entitled to retain a one percent share of royalty income and all miscellaneous income (the “Residual Interest”) to the extent this amount exceeds the aggregate of debt service charges, general and administrative expenses, and management fees. In 2004 and 2003, this Residual Interest, as computed, did not result in any income retained by Pengrowth Corporation.

2. Significant Accounting Policies

Basis of Presentation

EnergyTrust’s consolidated financial statements have been prepared in accordance with Generally Accepted Accounting Principles (“GAAP”) in Canada and they include the accounts of EnergyTrust, the Corporation and its subsidiaries (collectively referred to as “Pengrowth”). All inter-entity transactions have been eliminated. These financial statements do not contain the accounts of the Manager.

PENGROWTH ENERGY TRUST   82   Annual Report 2004

EnergyTrust owns 91 percent of the shares of Corporation and, through the royalty, obtains substantially all the economic benefits of Corporation. In addition, the unitholders of EnergyTrust have the right to elect the majority of the board of directors of Corporation.

Joint Interest Operations

A significant proportion of Pengrowth’s petroleum and natural gas development and production activities are conducted with others and accordingly the accounts reflect only Pengrowth’s proportionate interest in such activities.

Property Plant and Equipment

Pengrowth follows the full cost method of accounting for oil and gas properties and facilities whereby all costs of developing and acquiring oil and gas properties are capitalized and depleted on the unit of production method based on proved reserves before royalties as estimated by independent engineers. The fair value of future estimated asset retirement obligations associated with properties and facilities are also capitalized and depleted on the unit of production method. The associated asset retirement obligations on future development capital costs are also included in the cost base subject to depletion. Natural gas production and reserves are converted to equivalent units of crude oil using their relative energy content.

General and administrative costs are not capitalized other than to the extent they are directly related to a successful acquisition, or to the extent of Pengrowth’s working interest in capital expenditure programs to which overhead fees can be recovered from partners. Overhead fees are not charged on 100 percent owned projects.

Proceeds from disposals of oil and gas properties and equipment are credited against capitalized costs unless the disposal would alter the rate of depletion and depreciation by more than 20 percent, in which case a gain or loss on disposal is recorded.

Pengrowth places a limit on the carrying value of property, plant and equipment and other assets, which may be depleted against revenues of future periods (the “ceiling test”). The carrying value is assessed to be recoverable when the sum of the undiscounted cash flows expected from the production of proved reserves, the lower of cost and market of unproved properties and the cost of major development projects exceeds the carrying value. When the carrying value is not assessed to be recoverable, an impairment loss is recognized to the extent that the carrying value of assets exceeds the sum of the discounted cash flows expected from the production of proved and probable reserves, the lower of cost and market of unproved properties and the cost of major development projects. The cash flows are estimated using expected future product prices and costs and are discounted using a risk-free interest rate. The carrying value of property, plant and equipment and other assets subject to the ceiling test includes asset retirement costs.

Repairs and maintenance costs are expensed as incurred.

PENGROWTH ENERGY TRUST   83   Annual Report 2004

Goodwill

Goodwill, which represents the excess of the total purchase price over the estimated fair value of the net identifiable assets and liabilities acquired, is not amortized but instead is assessed for impairment annually or as events occur that could result in impairment. Impairment is assessed by determining the fair value of the reporting entity (consolidated EnergyTrust) and comparing this fair value to the book value of the reporting entity. If the fair value of the reporting entity is less than the book value, impairment is measured by allocating the fair value of the reporting entity to the identifiable assets and liabilities of the reporting entity as if the reporting entity had been acquired in a business combination for a purchase price equal to its fair value. The excess of the fair value of the reporting entity over the assigned values of the identifiable assets and liabilities is the fair value of the goodwill. Any excess of the book value of goodwill over this implied fair value is the impairment amount. Impairment is charged to earnings in the period in which it occurs.

Goodwill is stated at cost less impairment.

Injectant Costs

Injectants (mostly ethane and methane) are used in miscible flood programs to stimulate incremental oil recovery. The cost of injectants purchased from third parties for miscible flood projects is deferred and amortized over the period of expected future economic benefit which is estimated as 24 to 30 months.

Inventory

Inventories of crude oil, natural gas and natural gas liquids are stated at the lower of average cost and net realizable value.

Asset Retirement Obligations

Pengrowth recognizes the fair value of an Asset Retirement Obligation (“ARO”) in the period in which it is incurred when a reasonable estimate of the fair value can be made. The fair value of the estimated ARO is recorded as a liability, with a corresponding increase in the carrying amount of the related asset. The capitalized amount is depleted on the unit of production method based on proved reserves. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is expensed to income in the period. Actual costs incurred upon the settlement of the ARO are charged against the ARO.

Pengrowth has placed cash in segregated remediation trust accounts to fund certain ARO for the Judy Creek and Swan Hills properties, and the Sable Offshore Energy Project (“SOEP”). Contributions to these remediation trust accounts and expenditures on ARO not funded by the trust accounts are charged against actual cash distributions in the period incurred.

PENGROWTH ENERGY TRUST   84   Annual Report 2004

Income Taxes

EnergyTrust is a taxable trust under the Canadian Income Tax Act. As income taxes are the responsibility of the individual unitholders and EnergyTrust distributes all of its taxable income to its unitholders, no provision has been made for income taxes by EnergyTrust in these financial statements.

The Corporation follows the tax liability method of accounting for income taxes. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the financial statements of the Corporation and its subsidiaries and their respective tax bases, using enacted income tax rates. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs.

Trust Unit Compensation Plans

Pengrowth has unit based compensation plans, which are described in Note 10. Compensation expense associated with unit based compensation plans is recognized in income over the vesting period of the plan with a corresponding increase in contributed surplus. The amount of compensation expense and contributed surplus is reduced for options and rights that are cancelled prior to vesting. Any consideration received upon the exercise of the unit based compensation together with the amount of non-cash compensation expense recognized in contributed surplus is recorded as an increase in trust unitholders’ capital. Compensation expense is based on the fair value of the unit based compensation at the date of grant using a modified Black-Scholes option pricing model.

Pengrowth does not have any outstanding unit compensation plans that call for settlement in cash or other assets. Grants of such items, if any, will be recorded as expenses and liabilities based on the intrinsic value.

Risk Management

Financial instruments are utilized by Pengrowth to manage its exposure to commodity price fluctuations, foreign currency and interest rate exposures. Pengrowth’s practice is not to utilize financial instruments for trading or speculative purposes.

Pengrowth formally documents relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. Pengrowth also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair value or cash flows of hedged items.

PENGROWTH ENERGY TRUST   85   Annual Report 2004

Pengrowth uses forward, futures and swap contracts to manage its exposure to commodity price fluctuations. The net receipts or payments arising from these contracts are recognized in income as a component of oil and gas sales during the same period as the corresponding hedged position.

Foreign exchange gains and losses on foreign currency exchange swaps used to hedge U.S. dollar denominated gas sales are recognized in income as a component of natural gas sales during the same period as the corresponding hedged position.

Interest rate swap agreements are used as part of Pengrowth’s program to manage the fixed and floating interest rate mix of Pengrowth’s total debt portfolio and related overall cost of borrowing. The interest rate swap agreements involve the periodic exchange of payments without the exchange of the notional principal amount upon which the payments are based, and are recorded as an adjustment of interest expense on the hedged debt instrument.

Measurement Uncertainty

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses for the period then ended.

The amounts recorded for depletion, depreciation, amortization of injectants and the ARO are based on estimates. The ceiling test calculation is based on estimates of proved reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and may impact the consolidated financial statements of future periods.

Earnings per Unit

In calculating diluted net income per unit, Pengrowth follows the treasury stock method to determine the dilutive effect of trust unit options and other dilutive instruments. Under the treasury stock method, only “in the money” dilutive instruments impact the diluted calculations.

Cash and Term Deposits

Pengrowth considers term deposits with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

Revenue from the sale of oil and natural gas is recognized when the product is delivered. Revenue from processing and other miscellaneous sources is recognized upon completion of the relevant service.

PENGROWTH ENERGY TRUST   86   Annual Report 2004

Comparative Figures

Certain comparative figures have been reclassified to conform to the presentation adopted in the current year.

3. Changes in Accounting Policies

Full Cost Accounting Guideline

Effective January 1, 2003, Pengrowth adopted a new Canadian accounting standard relating to full cost accounting for oil and gas entities, as outlined in Note 2. Prior to adopting the new standard, the limit on the aggregate carrying value of the property, plant and equipment and other assets that may be carried forward for depletion against future revenues was based on the sum of the undiscounted cash flows expected from the production of proved reserves, the lower of cost or market of unproved reserves and the cost of major development projects less the estimated future costs for administration, financing, ARO and income taxes.

Asset Retirement Obligations

Effective January 1, 2002, Pengrowth retroactively adopted, with restatement of prior periods, a new accounting standard relating to ARO, as outlined in Note 2. Prior to adopting the standard, Pengrowth recognized a provision for future site restoration costs over the life of the oil and gas properties and facilities using a unit of production method.

Trust Unit Based Compensation Plan

Effective January 1, 2003, Pengrowth prospectively adopted amendments to a Canadian accounting standard relating to recognizing the compensation expense associated with unit based compensation plans, as outlined in Note 2. Under the amended standards, Pengrowth must recognize compensation expense based on the fair value of the trust unit options and rights granted under Pengrowth’s unit based compensation plans. Pengrowth uses a modified Black-Scholes option pricing model to determine the fair value of trust unit based compensation plans at the date of grant. For trust unit options and rights granted in 2002, Pengrowth elected not to recognize compensation expense but provide pro forma disclosure as if the amended accounting standards were adopted retroactively.

4. Remediation Trust Funds

Pengrowth is required to make contributions to a remediation trust fund that is used to cover certain ARO of the Judy Creek properties. Pengrowth makes monthly contributions to the fund of $0.10 per boe of production from the Judy Creek properties and an annual lump sum contribution of $250,000.

Every five years Pengrowth must evaluate the assets in the trust fund and the outstanding ARO, and make recommendations to the former owner of the Judy Creek properties as to whether contribution levels should be changed. In 2004 an evaluation was completed with the results of the evaluation determining that current funding levels would remain unchanged until the next evaluation in 2007. Pengrowth may be required to increase contributions to the Judy Creek remediation trust fund based on future evaluations of the fund.

PENGROWTH ENERGY TRUST   87   Annual Report 2004

Pengrowth is required, pursuant to various agreements with the SOEP partners, to make contributions to a remediation trust fund that will be used to fund the ARO of the SOEP properties and facilities. Pengrowth makes monthly contributions to the fund of $0.04 per mcf of natural gas production and $0.08 per boe of natural gas liquids production from SOEP.

The following summarizes Pengrowth’s trust fund contributions for 2004 and 2003 and Pengrowth’s expenditures on ARO not covered by the trust funds:

	2004	2003

Contributions to Judy Creek Remediation Trust Fund	$906	$910
Contributions to Sable Environmental Restoration Fund	548	181
Expenditures related to Judy Creek Remediation Trust Fund	(537)	(378)

	917	713

Expenditures on ARO not covered by the trust funds	3,903	2,865
Expenditures on ARO covered by the trust funds	537	378

	4,440	3,243

Total trust fund contributions and ARO expenditures not covered by the trust funds	$5,357	$3,956

5. Acquisitions

Corporate Acquisition

On May 31, 2004, Pengrowth acquired all of the issued and outstanding shares of a company which had interests in oil and natural gas assets in Alberta and Saskatchewan (the “Murphy Assets”). The transaction was accounted for using the purchase method of accounting with the allocation of the purchase price and consideration paid as follows:

Allocation of purchase price:
Working capital	$9,310
Property, plant, and equipment	502,924
Goodwill (with no tax base)	170,619
Asset retirement obligations	(43,876)
Future income taxes	(60,012)
Contract liabilities	(28,175)

$550,790

Cost of acquisition:
Cash and term deposits	$224,700
Acquisition facility	325,000
Acquisition costs	1,090

$550,790

PENGROWTH ENERGY TRUST   88   Annual Report 2004

Property, plant and equipment of $503 million represents the fair value of the assets acquired determined in part by an independent reserve evaluation, net of purchase price adjustments. Goodwill of $171 million was determined based on the excess of the total consideration paid less the value assigned to the identifiable assets and liabilities including the future income tax liability.

The future income tax liability was determined based on the enacted income tax rate of approximately 34 percent as at May 31, 2004.

Contract liabilities include a natural gas fixed price sales contract (see Note 17) and firm pipeline demand charge contracts. The fair value of these liabilities has been determined on the date of acquisition and a liability of $21,824,000 has been recorded for the natural gas fixed price sales contract and $6,351,000 has been recorded for the firm pipeline demand charge contracts. The liabilities will be reduced as the contracts are settled.

Results from operations of the acquired Murphy Assets subsequent to May 31, 2004 are included in the consolidated financial statements.

The following unaudited pro forma information provides an indication of what Pengrowth’s results of operations might have been had the acquisition of the Murphy Assets taken place on January 1 of each of the following years:

	2004	2003

	(unaudited)	(unaudited)

Oil and gas sales	$882,846	$899,770
Net income	$180,101	$236,500
Net income per unit:
Basic	$1.206	$1.793
Diluted	$1.201	$1.785

Property Acquisitions

In August 2004, Pengrowth acquired an additional 34.35 percent working interest in Kaybob Notikewin Unit No.1 for a purchase price of $20.0 million before adjustments. The acquisition increased Pengrowth’s working interest in the Kaybob Notikewin Unit No.1 to approximately 99 percent.

In December 2003, Pengrowth acquired an 8.4 percent working interest in the SOEP offshore production platforms and associated sub-sea field gathering lines from Emera Offshore Incorporated (“Emera”) for $65 million. The consideration for this acquisition included cash of $20 million and a $45 million note payable over three years (see Note 8).

PENGROWTH ENERGY TRUST   89   Annual Report 2004

In conjunction with the December 2003 acquisition, Pengrowth exchanged its royalty interest in SOEP for a direct working interest in SOEP.

In May 2003, Pengrowth acquired an 8.4 percent working interest in the SOEP processing facilities, downstream of the Thebaud central processing platform, for approximately $57 million.

In June 2003, Pengrowth acquired interests in eleven significant discovery licenses from Nova Scotia Resources (Ventures) Limited (“NSRVL”) for $4.5 million plus a ten percent Net Profits Interest to NSRVL.

6. Property, Plant and Equipment and Other Assets

	2004	2003

Property, Plant and Equipment
Property, Plant and Equipment, at cost	$2,986,681	$2,281,166
Accumulated depletion and depreciation	(1,022,435)	(775,103)

Net book value of property, plant and equipment	1,964,246	1,506,063
Other Assets
Deferred injectant costs	25,042	24,296

Net book value of property, plant and equipment and other assets	$1,989,288	$1,530,359

Property, plant and equipment includes $81.1 million (2003 – $69.5 million) related to ARO, net of accumulated depletion.

Pengrowth performed a ceiling test calculation at December 31, 2004 to assess the recoverable value of the property, plant and equipment and other assets. The oil and gas future prices are based on the January 1, 2005 commodity price forecast of our independent reserve evaluators. These prices have been adjusted for commodity price differentials specific to Pengrowth. The following table summarizes the benchmark prices used in the ceiling test calculation. Based on these assumptions, the undiscounted value of future net revenues from Pengrowth’s proved reserves exceeded the carrying value of property, plant and equipment and other assets at December 31, 2004.

PENGROWTH ENERGY TRUST   90   Annual Report 2004

		Foreign
		Exchange	Edmonton Light
	WTI Oil	Rate	Crude Oil	AECO Gas
Year	($U.S./bbl)	($U.S./Cdn)	($Cdn/bbl)	($Cdn/mmbtu)

2005	42.00	0.82	50.25	6.60
2006	40.00	0.82	47.75	6.35
2007	38.00	0.82	45.50	6.15
2008	36.00	0.82	43.25	6.00
2009	34.00	0.82	40.75	6.00
2010 – 2015	33.50	0.82	40.08	6.10
Escalate thereafter	2.0% per year		2.0% per year	2.0% per year

7. Asset Retirement Obligations

The total future ARO were estimated by management based on Pengrowth’s working interest in wells and facilities, estimated costs to remediate, reclaim and abandon the wells and facilities and the estimated timing of the costs to be incurred in future periods. Pengrowth has estimated the net present value of its total ARO to be $172 million as at December 31, 2004 (2003 – $103 million), based on a total future liability of $551 million (2003 – $352 million). These costs are expected to be made over 50 years with the majority of the costs incurred between 2014 and 2037. Pengrowth’s credit adjusted risk free rate of 8 percent (2003 – 8 percent) and an inflation rate of 1.5 percent (2003 – 1.5 percent) were used to calculate the net present value of the ARO.

The following reconciles Pengrowth’s ARO:

	2004	2003

Asset retirement obligations, beginning of year	$102,528	$73,493
Increase in liabilities during the year related to:
Acquisitions	44,368	9,865
Additions	2,681	1,221
Revisions	16,087	15,153
Accretion expense	10,642	6,039
Liabilities settled during the year	(4,440)	(3,243)

Asset retirement obligations, end of year	$171,866	$102,528

8. Note Payable

The note payable is due to Emera, in respect of the acquisition of the SOEP facility (Note 5). The note payable is secured by Pengrowth’s working interest in SOEP. The note payable is non-interest bearing with payments due as follows: $15 million on December 29, 2005, and $20 million on December 31, 2006.

PENGROWTH ENERGY TRUST   91   Annual Report 2004

At December 31, 2004, $2.0 million has been recorded as a deferred charge representing the imputed interest on the non-interest bearing note. This amount will be recognized as interest expense over the period outstanding for each individual instalment.

9. Long-Term Debt

	2004	2003

U.S. dollar denominated debt:
U.S. dollar $150 million senior unsecured notes at 4.93 percent due April 2010	$180,300	$194,475
U.S. dollar $50 million senior unsecured notes at 5.47 percent due April 2013	60,100	64,825

	240,400	259,300
Canadian dollar revolving credit borrowings	105,000	—

	$345,400	$259,300

On April 23, 2003, Pengrowth closed a U.S.$200 million private placement of senior unsecured notes to a group of U.S. investors. The notes were offered in two tranches of U.S.$150 million at 4.93 percent due April 2010 and U.S.$50 million at 5.47 percent due in April 2013. The notes contain certain financial maintenance covenants and interest is paid semi-annually. Costs incurred in connection with issuing the notes, in the amount of $2,141,000, are being amortized straight line over the term of the notes (see Note 11).

The Corporation has a $375 million revolving unsecured credit facility syndicated among eight financial institutions with an extendible 364 day revolving period and a two year amortization term period. The facilities are currently reduced by outstanding letters of credit in the amount of approximately $23 million. In addition, it has a $35 million demand operating line of credit. Interest payable on amounts drawn is at the prevailing bankers’ acceptance rates plus stamping fees, lenders’ prime lending rates, or U.S. libor rates plus applicable margins, depending on the form of borrowing by the Corporation. The margins and stamping fees vary from 0.25 percent to 1.50 percent depending on financial statement ratios and the form of borrowing.

The revolving credit facility will revolve until May 30, 2005, whereupon it may be renewed for a further 364 days, subject to satisfactory review by the lenders, or converted into a term facility. One third of the amount outstanding would be repaid in equal quarterly instalments in each of the first two years with the final one third to be repaid upon maturity of the term period. The Corporation can post, at its option, security suitable to the banks in lieu of the first year’s payments. In such an instance, no principal payment would be made to the banks for one year following the date of non-renewal.

PENGROWTH ENERGY TRUST   92   Annual Report 2004

10. Trust Units

The total authorized capital of Pengrowth is 500,000,000 trust units.

	2004		2003
	Number		Number
Trust Units Issued	of units	Amount	of units	Amount

Balance, beginning of year	123,873,651	$1,872,924	110,562,327	$1,662,726
Issued for cash	10,900,000	200,560	8,500,000	144,075
Less: issue expenses	—	(10,710)	—	(7,820)
Issued for cash on exercise of trust units options and rights	547,974	8,735	3,358,442	51,701
Issued for cash under Distribution Reinvestment Plan (“DRIP”)	543,888	9,636	1,452,882	22,242
Trust unit rights incentive plan (non-cash exercised)	—	259	—	—
Royalty units exchanged for trust units	700	—	—	—

Balance, prior to conversion	135,866,213	$2,081,404	123,873,651	$1,872,924
Converted to Class A or Class B trust units	(135,792,888)	(2,080,281)	—	—

Balance, end of year	73,325	$1,123	123,873,651	$1,872,924

For the period from July 27, 2004 to December 31, 2004:

	Class A Trust Units		Class B Trust Units
	Number		Number
Trust Units Issued	of units	Amount	of units	Amount

Balance, beginning of period	—	$—	—	$—
Trust units converted	76,792,759	1,176,427	59,000,129	903,854
Issued for cash	—	—	15,985,000	298,920
Less: issue expenses	—	—	—	(15,577)
Issued for cash on exercise of trust units options and rights	—	—	746,864	11,516
Issued for cash under Distribution Reinvestment Plan (“DRIP”)	—	—	374,478	6,750
Trust unit rights incentive plan (non-cash exercised)	—	—	—	271

Balance, end of period	76,792,759	$1,176,427	76,106,471	$1,205,734

PENGROWTH ENERGY TRUST   93  Annual Report 2004

On July 27, 2004 Pengrowth implemented a reclassification of its trust units whereby the existing outstanding trust units were reclassified into Class A or Class B trust units depending on the residency of the unitholder. Of the original trust units, 73,325 are undeclared trust units that have not been classified as Class A or Class B trust units as the unitholders of these trust units have not submitted a declaration of residency certificate.

The Class A trust units and the Class B trust units have the same rights to vote, obtain distributions upon wind-up or dissolution of EnergyTrust. The most significant distinction between the two classes of units is in respect of residency of the persons entitled to hold and trade the Class A trust units and Class B trust units.

Class A trust units are not subject to any residency restriction but are subject to a restriction on the number to be issued such that the total number of issued and outstanding Class A trust units will not exceed 99 percent of the number of issued and outstanding Class B trust units after an initial implementation period (the “Ownership Threshold”). Class A trust units may be converted by a holder at any time into Class B trust units provided that the holder is a resident of Canada and provides a suitable residency declaration. Class A trust units trade on both the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”).

Class B trust units may not be held by non-residents of Canada and trade only on the TSX. Class B trust units may be converted by a holder into Class A trust units, provided that the Ownership Threshold will not be exceeded.

If the number of issued and outstanding Class A trust units exceeds the Ownership Threshold, EnergyTrust may make a public announcement of the contravention and enforce one or several available options to reduce the number of Class A trust units to the Ownership Threshold, as outlined in the Trust Indenture.

If it appears from the securities registers, or if the Board of Directors of Corporation determines that, a person that is a non-resident of Canada holds or beneficially owns any Class B trust units, Pengrowth shall send a notice to the registered holder(s) of the Class B trust units requiring such holder(s) to dispose of the Class B trust units and pending such disposition may suspend all rights of ownership attached to such units, including the rights to receive distributions.

Following the reclassification, the number of outstanding Class A trust units exceeded the Ownership Threshold. The Trust Indenture provides that the provisions of the Ownership Threshold will not apply until December 31, 2004 or such later date by which Pengrowth must comply with the Ownership Threshold as may be specified in the Advance Tax Ruling; however, if the Board of Directors of Pengrowth Corporation determines that the number of outstanding Class A trust units on or after that date is likely to exceed the Ownership Threshold, Pengrowth Corporation may

PENGROWTH ENERGY TRUST   94   Annual Report 2004

enforce any or all of the available provisions. On December 1, 2004, Pengrowth received a letter from the Canada Revenue Agency that amended the Advance Tax Ruling to extend the date by which Pengrowth must comply with the Ownership Threshold in order to be able to rely on the ruling from December 31, 2004 to June 1, 2005. The number of Class A trust units exceeded the Ownership Threshold by 0.45 percent on December 31, 2004.

Certain provisions exist that could prevent exclusionary offers being made for only one class of trust units in existence at the time of the original offer. In the event that an offer is made for only one class of trust units, in certain circumstances the Ownership Threshold would temporarily cease to apply.

Pursuant to the terms of the Royalty Indenture and the Trust Indenture, there is attached to each royalty unit granted by the Corporation, to royalty unitholders other than EnergyTrust, the right to exchange such royalty units for an equivalent number of trust units. Accordingly ComputerShare, as Trustee has reserved 18,240 trust units for such future conversion.

Distribution Reinvestment Plan

Class B unitholders are eligible to participate in the Distribution Re-investment Plan (“DRIP”). DRIP entitles the unitholder to reinvest cash distributions in additional units of EnergyTrust. The trust units under the plan are issued from treasury at a 5 percent discount to the weighted average closing price of all Class B trust units traded on the TSX for the 20 trading days preceding a distribution payment date. Class A unitholders are not eligible to participate in DRIP. Trust units issued on the exercise of options and rights under Pengrowth’s unit based compensation plans are Class B trust units.

Contributed Surplus

	2004	2003

Balance, beginning of year	$189	$—
Trust unit rights incentive plan (non-cash expensed)	2,264	189
Trust unit rights incentive plan (non-cash exercised)	(530)	—

Balance, end of year	$1,923	$189

Trust Unit Option Plan

Pengrowth has a trust unit option plan under which directors, officers, employees and special consultants of the Corporation and the Manager are eligible to receive options to purchase Class B trust units. Under the terms of the plan, up to 10 percent of the issued and outstanding trust units to a maximum of 10 million trust units may be reserved for option and right grants. The options expire seven years from the date of grant. One third of the options vest on the grant date, one third on the first anniversary of the date of grant, and the remaining third on the second anniversary.

PENGROWTH ENERGY TRUST   95   Annual Report 2004

As at December 31, 2004, options to purchase 845,374 Class B trust units were outstanding (2003 – 2,014,903) that expire at various dates to June 28, 2009.

	2004		2003
		Weighted		Weighted
	Number	Average	Number	Average
Trust Unit Options	of options	Exercise price	of options	Exercise price

Outstanding at beginning of year	2,014,903	$17.47	4,451,131	$16.78
Exercised	(838,789)	$16.82	(2,374,182)	$16.19
Expired	(325,200)	$20.44	—	$—
Cancelled	(5,540)	$16.53	(62,046)	$17.17

Outstanding at year-end	845,374	$16.97	2,014,903	$17.47
Exercisable at year-end	845,374	$16.97	1,999,436	$17.48

The following table summarizes information about trust unit options outstanding and exercisable at December 31, 2004:

	Options Outstanding and Exercisable
		Weighted Average
		Remaining	Weighted
Range of	Number Outstanding	Contractual Life	Average
Exercise Prices	and Exercisable	(years)	Exercise Price

$12.00 to $14.99	150,105	3.6	$13.05
$15.00 to $16.99	130,244	3.7	$15.04
$17.00 to $17.99	207,782	3.5	$17.48
$18.00 to $20.50	357,243	2.9	$19.02

$12.00 to $20.50	845,374	3.3	$16.97

Employee Trust Unit Rights Incentive Plan

Pengrowth has an Employee Trust Unit Rights Incentive Plan (“Rights Incentive Plan”), pursuant to which rights to acquire Class B trust units may be granted to the directors, officers, employees, and special consultants of the Corporation and the Manager. Under the Rights Incentive Plan, distributions per trust unit to trust unitholders in a calendar quarter which represent a return of more than 2.5 percent of the net book value of property, plant and equipment at the beginning of such calendar quarter result in a reduction in the exercise price. Total price reductions calculated for 2004 were $1.30 per trust unit right (2003 – $1.47 per trust unit right). One third of the rights granted under the Rights Incentive Plan vest on the grant date, one third on the first anniversary date of the grant and the remaining on the second anniversary. The rights have an expiry date of five years from the date of grant.

PENGROWTH ENERGY TRUST   96   Annual Report 2004

As at December 31, 2004, rights to purchase 2,011,451 Class B trust units were outstanding (2003 – 1,112,140) that expire at various dates to October 28, 2009.

	2004		2003
		Weighted		Weighted
	Number	Average	Number	Average
Rights Incentive Options	of rights	Exercise price	of rights	Exercise price

Outstanding at beginning of year	1,112,140	$12.20	1,964,100	$13.29
Granted(1)	1,409,856	$17.35	165,000	$16.35
Exercised	(456,049)	$13.47	(984,260)	$13.49
Cancelled	(54,496)	$14.19	(32,700)	$12.75

Outstanding at year-end	2,011,451	$14.23	1,112,140	$12.20
Exercisable at year-end	1,037,078	$12.48	359,740	$11.92

(1) Weighted average exercise price of rights granted are based on the exercise price at the date of grant.

The following table summarizes information about rights incentive options outstanding and exercisable at December 31, 2004:

	Rights Outstanding			Rights Exercisable
		Weighted
		Average
		Remaining	Weighted		Weighted
	Number	Contractual Life	Average	Number	Average
Range of Exercise Prices	Outstanding	(years)	Exercise Price	Exercisable	Exercise Price

$10.00 to $11.99	685,500	2.9	$10.46	685,500	$10.46
$12.00 to $13.99	32,900	3.3	$13.08	2,867	$12.73
$14.00 to $15.99	994,773	4.1	$15.50	249,285	$15.51
$17.00 to $18.99	298,278	4.6	$18.78	99,426	$18.78

$10.00 to $18.99	2,011,451	3.7	$14.23	1,037,078	$12.48

PENGROWTH ENERGY TRUST   97   Annual Report 2004

Fair Value of Unit Based Compensation

Pengrowth records compensation expense on rights incentive options granted on or after January 1, 2003. For trust unit options and rights granted in 2002, Pengrowth has elected to disclose the pro forma effect on net income had compensation expense been recorded using the fair value method. The following is the pro forma effect on net income:

	2004	2003

Net income	$153,745	$189,297
Compensation expense related to trust unit options granted in 2002	—	(367)
Compensation expense related to rights incentive options granted in 2002	(1,067)	(1,279)

Pro forma net income	$152,678	$187,651
Pro forma net income per unit:
Basic	$1.145	$1.619
Diluted	$1.139	$1.611

The fair value of rights incentive options granted in 2004 and 2003 was estimated at 15 percent of the exercise price at the date of grant using a modified Black-Scholes option pricing model with the following assumptions: risk-free rate of 3.9 percent, volatility of 22 percent, expected life of five years and adjustments for the estimated distributions and reductions in the exercise price over the life of the rights incentive option.

Long-Term Incentive Program

On November 29, 2004, the Board of Directors approved a new Long-Term Incentive Program effective, January 1, 2005. Under the new Long-Term Incentive Program, Restricted Share Units (“Phantom trust units”) will be allocated to employees, officers, directors and certain consultants of the Corporation and the Manager. The number of Phantom trust units granted will be based on a grant value as a percentage of an individual’s base salary and an established weighting of Phantom trust units and/or rights incentive options that is dependent on an individual’s position. The Phantom trust units will fully vest on the third anniversary year from the date of grant. The Phantom trust units will receive distributions in the form of additional Phantom trust units. The number of Phantom trust units, including any additional units from re-invested distributions at the end of the three-year vesting period will be subject to a relative performance test which compares Pengrowth’s three-year average total return on the Phantom trust units to the three-year average total return of a peer group of other energy trusts. Upon vesting, the number of trust units issued from treasury may range from zero to one and one-half times the number of Phantom trust units granted.

PENGROWTH ENERGY TRUST   98   Annual Report 2004

Employee Savings Plans

Pengrowth has a trust unit savings plan whereby qualifying employees may contribute from one to ten percent of their basic annual salary. Employee contributions are invested in trust units purchased on the open market. Pengrowth matches the employees’ contribution, investing in additional trust units purchased on the open market. Pengrowth’s share of contributions is recorded as an expense and amounted to $1,301,314 in 2004 (2003 – $1,037,063).

In addition, Pengrowth has a plan whereby it will match zero to five percent of an employee’s contribution to their Group Registered Retirement Savings Plan. Pengrowth’s share of contributions under this plan is recorded as an expense and amounted to $425,371 in 2004 (2003 – $358,245). Pengrowth’s combined matching contributions under both Employee Savings Plans cannot exceed ten percent of an employee’s basic annual salary.

Trust Unit Margin Purchase Plan

Pengrowth has a plan whereby the employees and certain consultants of Corporation and the Manager can purchase trust units and finance up to 75 percent of the purchase price through an investment dealer, subject to certain participation limits and restrictions. Certain officers and directors hold trust units under the Trust Unit Margin Purchase Plan; however, they are prohibited from increasing the number of trust units they can hold under the plan. Participants maintain personal margin accounts with the investment dealer and are responsible for all interest costs and obligations with respect to their margin loans.

The Corporation has provided a $5 million letter of credit to the investment dealer to guarantee amounts owing with respect to the plan. The amount of the letter of credit may fluctuate depending on the amounts financed pursuant to the plan. At December 31, 2004, 848,022 trust units were deposited under the plan (2003 – 2,471,120) with a market value of $15.7 million (2003 – $52.5 million) and a corresponding margin loan of $3.1 million (2003 – $4.8 million).

The investment dealer has limited the total margin loan available under the plan to the lesser of $15 million or 35 percent of the market value of the units held under the plan. If the market value of the trust units under the plan declines, the Corporation may be required to make payments or post additional letters of credit to the investment dealer. Any payments to be made by the Corporation are to be reduced by proceeds of liquidating the individual’s trust units held under the plan. The maximum amount of the guarantee at December 31, 2004 was $3.1 million (2003 – $4.8 million), the fair value of which is estimated to be a nominal amount.

Redemption Rights

Trust units are redeemable at the request of a unitholder. The redemption right permits unitholders in the aggregate to redeem a maximum of $25,000 of trust units in a month.

PENGROWTH ENERGY TRUST   99   Annual Report 2004

11. Deferred Charges

	2004	2003

Imputed interest on note payable (net of accumulated amortization of $1,587, 2003 – nil)	$2,020	$3,607
U.S. debt issue costs (net of accumulated amortization of $510, 2003 – $204)	1,631	1,937

	$3,651	$5,544

12. Foreign Exchange Loss (Gain)

	2004	2003

Unrealized foreign exchange gain on translation of U.S. dollar denominated debt	$(18,900)	$(30,940)
Realized foreign exchange losses	1,600	1,029

	$(17,300)	$(29,911)

The U.S. dollar denominated debt is translated into Canadian dollars at the exchange rate in effect at the balance sheet date. Foreign exchange gains and losses are included in income.

13. Other Cash Flow Disclosures

Change in Non-Cash Operating Working Capital

	2004	2003

Accounts receivable	$(22,515)	$(24,144)
Inventory	260	602
Accounts payable and accrued liabilities	17,225	13,643
Due to Pengrowth Management Limited	6,203	36

	$1,173	$(9,863)

Change in Non-Cash Investing Working Capital

	2004	2003

Accounts payable for capital accruals	$2,169	$(2,539)

Cash Payments

	2004	2003

Cash payments made for taxes	$4,729	$1,834
Cash payments made for interest	$28,119	$16,657

PENGROWTH ENERGY TRUST   100   Annual Report 2004

14. Income Taxes

The provision for income taxes in the financial statements differs from the result which would have been obtained by applying the combined federal and provincial tax rate to Pengrowth’s income before taxes.

	2004	2003

Income before taxes	$173,955	$191,154
Combined federal and provincial tax rate	38.6%	40.6%

Expected income tax	67,147	77,609
Net income of EnergyTrust	(59,346)	(78,893)
Resource allowance	(8,807)	(462)
Non-deductible crown charges	16,476	413
Unrealized foreign exchange gain	(3,648)	(6,281)
Attributed Canadian royalty income	(3,113)	(1,073)
Effect of proposed tax changes	3,850	—
Rate reductions	—	14,089
Change in valuation allowance	3,035	(4,947)
Other	22	(455)

Future income taxes	15,616	—
Capital taxes	4,594	1,857

	$20,210	$1,857

The net future income tax liability is comprised of:

	2004	2003

Future income tax liabilities:
Property, plant, equipment and other assets	$79,774	$—
Unrealized foreign exchange gain	8,378	5,356
Other	—	27

	88,152	5,383

Future income tax assets:
Property, plant, equipment and other assets	—	(60,628)
Attributed Canadian royalty income	(4,418)	—
Contract liabilities	(8,072)	—
Other	(34)	—

	75,628	(55,245)
Valuation allowance	—	55,245

	$75,628	$—

PENGROWTH ENERGY TRUST   101   Annual Report 2004

Non-Resident Ownership and Mutual Fund Trust Status

The Federal budget tabled on March 23, 2004 proposed several changes to subsection 132(7) of the Income Tax Act (Canada) (the “Act”), that would have affected the mutual fund status of royalty trusts.

On December 5, 2004, the Minister of Finance tabled a Notice of Ways and Means Motion in the House of Commons to implement the measures proposed in the March 23, 2004 Federal budget. However, the changes to the mutual fund trust provisions proposed in both the March 23, 2004 Federal budget and in the draft legislation published on September 16, 2004 were not included. The Minister of Finance indicated that further discussions would be pursued with the private sector concerning the appropriate Canadian tax treatment of non-residents investing in resource property through mutual fund trusts. Therefore, the uncertainty remains as to whether or not the taxable Canadian property exception will be available to royalty trusts, such as Pengrowth Energy Trust, indefinitely.

15. Related Party Transactions

Pengrowth Management Limited provides certain services pursuant to a management agreement for which Pengrowth was charged $6,135,000 (2003 – $520,000) for performance fees and $6,739,000 (2003 – $9,660,749) for a management fee. In 2003, Pengrowth was charged $695,000 for acquisition fees. In 2004, no acquisition fee was charged. In addition, Pengrowth was charged $800,000 for estimated reimbursement of general and administrative expenses incurred by the Manager pursuant to the management agreement. The law firm controlled by the corporate secretary charged $841,457 (2003 – $675,692) for legal and advisory services provided to Pengrowth by the corporate secretary. The transactions have been recorded at the exchange amount.

16. Amounts per Unit

The per unit amounts for net income are based on the weighted average units outstanding for the year. The weighted average units outstanding for 2004 were 133,395,485 units (2003 – 115,912,374 units). In computing diluted net income per unit, 611,086 units were added to the weighted average number of units outstanding during the year ended December 31, 2004 (2003 – 567,335) for the dilutive effect of trust unit options and rights. In 2004, 624,723 (2003 – 14,820) trust unit options and rights were excluded from the diluted net income per unit calculation as their effect is anti-dilutive.

PENGROWTH ENERGY TRUST   102   Annual Report 2004

17. Financial Instruments

Interest Rate Risk

On April 23, 2003, Pengrowth completed a U.S. $200 million private placement of fixed rate seven and ten year term notes. The interest and principal payments on the term notes are payable in U.S. dollars. Pengrowth had previously fixed the interest rates on $125 million of Canadian bank debt using interest rate swaps. In 2003, Pengrowth terminated these interest rate swaps at a total cost including accrued interest of approximately $2,229,000. There were no interest rate swaps outstanding in 2004.

Foreign Currency Exchange Risk

Pengrowth is exposed to foreign currency fluctuations as crude oil and natural gas prices received are referenced to U.S. dollar denominated prices. Pengrowth has mitigated some of this exchange risk by entering into fixed Canadian dollar crude oil and natural gas price swaps as outlined in the forward and futures contracts section below.

Pengrowth entered into a foreign exchange swap which fixed the Canadian to U.S. dollar exchange rate at Cdn$1.55 per U.S.$1 on U.S.$750,000 per month effective 2003 and 2004. At December 31, 2004, there were no foreign exchange swaps outstanding.

Credit Risk

Pengrowth sells a significant portion of its oil and gas to commodity marketers, and the accounts receivable are subject to normal industry credit risks. The use of financial swap agreements involves a degree of credit risk that Pengrowth manages through its credit policies which are designed to limit eligible counterparties to those with “A” credit ratings or better.

Forward and Futures Contracts

Pengrowth has a price risk management program whereby the commodity price associated with a portion of its future production is fixed. Pengrowth sells forward a portion of its future production through a combination of fixed price sales contracts with customers and commodity swap agreements with financial counterparties. The forward and futures contracts are subject to market risk from fluctuating commodity prices and exchange rates.

PENGROWTH ENERGY TRUST   103   Annual Report 2004

As at December 31, 2004, Pengrowth had fixed the price applicable to future production as follows:

Crude Oil:

	Volume	Reference	Price
Remaining Term	(bbl/d)	Point	per bbl

Financial:
Jan 1, 2005 – Dec 31, 2005	8,000	WTI(1)	$51.66 Cdn

Natural Gas:

	Volume	Reference	Price
Remaining Term	(mmbtu/d)	Point	per mmbtu

Financial:
Jan 1, 2005 – Mar 31, 2005	2,500	Transco Z6(1)	$12.62 Cdn
Jan 1, 2005 – Dec 31, 2005	11,000	Tetco M3(1)	$ 9.27 Cdn
Jan 1, 2005 – Dec 31, 2005	2,500	Transco Z6(1)	$10.01 Cdn
Jan 1, 2005 – Dec 31, 2005	2,500	NGI Chicago(1)	$ 9.41 Cdn

(1) Associated Cdn$/U.S.$ foreign exchange rate has been fixed.

The estimated fair value of the financial crude oil and natural gas contracts has been determined based on the amounts Pengrowth would receive or pay to terminate the contracts at year end. At December 31, 2004, the amount Pengrowth would receive to terminate the financial crude oil and natural gas contracts would be $1,360,000 and $5,957,000 respectively.

Natural Gas Fixed Price Sales Contract

Pengrowth assumed a natural gas fixed price sales contract in conjunction with the acquisition of the Murphy Assets. The fair value of the liability associated with the natural gas contract at the date of acquisition was estimated to be $21,824,000 in respect thereof. The liability will be reduced as the contract is settled. Details of the physical fixed price sales contract are provided below:

	Volume	Price
Remaining Term	(mcf/d)	per mcf(1)

2005 to 2009
Jan 1, 2005 – Oct 31, 2005	3,886	$2.18 Cdn
Nov 1, 2005 – Oct 31, 2006	3,886	$2.23 Cdn
Nov 1, 2006 – Oct 31, 2007	3,886	$2.29 Cdn
Nov 1, 2007 – Oct 31, 2008	3,886	$2.34 Cdn
Nov 1, 2008 – April 30, 2009	3,886	$2.40 Cdn

(1) Reference price based on AECO

PENGROWTH ENERGY TRUST   104   Annual Report 2004

Fair Value of Financial Instruments

The carrying value of financial instruments included in the balance sheet, other than long-term debt, the note payable and remediation trust funds approximate their fair value due to their short maturity. The fair value of the remediation trust funds at December 31, 2004, was $8,366,000 (2003 – $7,479,000). The fair value of the U.S. dollar denominated debt at December 31, 2004 was approximately $238,726,000 based on changes in the fair value of the underlying U.S. Treasury Bill that was originally used as the basis for determining the coupon rate for each of the Corporation’s notes. The fair value of the U.S. dollar denominated debt approximated its fair value at December 31, 2003, as the rate on the debt did not vary significantly from market rates. The fair value of the note payable at December 31, 2004 and 2003 approximated its carrying value net of the imputed interest included in deferred charges.

18. Commitments

Pengrowth has future commitments under various agreements for oil and natural gas pipeline transportation, the purchase of carbon dioxide and operating leases. The commitment to purchase carbon dioxide arises as a result of Pengrowth’s working interest in the Weyburn CO2 miscible flood project (1).

	2005	2006	2007	2008	2009	Thereafter	Total

Pipeline transportation	$41,475	$41,281	$40,192	$33,420	$29,728	$63,894	$249,990
Capital expenditures	36,900	34,800	6,600	—	—	—	78,300
CO2 purchases	5,976	5,236	4,418	4,254	4,289	23,513	47,686
Other commitments	1,980	1,169	567	342	95	—	4,153

	$86,331	$82,486	$51,777	$38,016	$34,112	$87,407	$380,129

(1) Contract prices for CO2 are denominated in U.S. dollars and have been translated at the year end foreign exchange rate.

19. Subsequent Events

On February 28, 2005, Pengrowth closed an acquisition to purchase an additional 11.89 percent working interest in Swan Hills Unit No.1 for a purchase price of $87 million. The acquisition is effective October 1, 2004 and increases Pengrowth’s working interest in the Swan Hills Unit No.1 to 22.34 percent.

On February 17, 2005, Pengrowth announced an Arrangement Agreement (the “Arrangement”) with Crispin Energy Inc. (“Crispin”) under which Corporation will acquire all of the issued and outstanding shares of Crispin on the basis of 0.0725 Class B trust units of EnergyTrust for each share held by Canadian resident shareholders of Crispin and 0.0512 Class A trust units of EnergyTrust for each share held by non-Canadian resident shareholders of Crispin. The Board of Directors of Crispin will call a Special Meeting of Shareholders in mid to late April 2005 for approval of the Arrangement. The Arrangement will require the approval of 66 2/3 percent of the votes cast by shareholders and optionholders of Crispin voting as a single class, the approval of the majority of shareholders excluding certain management personnel and the approval of the Court of Queen’s Bench of Alberta and certain regulatory agencies. Completion of the Arrangement is expected to close prior to the end of April 2005.

PENGROWTH ENERGY TRUST 105 Annual Report 2004

Five Year Review

Consolidated Financial Results

(Stated in $ thousands, except per unit amounts)

Years ended December 31	2004	2003	2002	2001	2000

Gross oil and gas revenue	$801,200	691,020	482,301	469,929	416,228
Crown royalties, net of incentives	$133,952	108,325	73,833	65,203	69,594
Freehold royalties and mineral taxes	$11,848	6,580	6,774	6,757	6,994
Operating costs	$159,742	149,032	129,802	104,943	65,195
Amortized injectant costs	$19,669	32,541	44,330	47,448	32,463
General and administrative	$24,448	15,997	10,992	7,467	7,081
Management fee	$12,874	10,181	6,567	7,120	6,873
Interest expense	$29,924	18,153	15,213	18,806	17,354
Depletion, depreciation and accretion	$257,974	191,309	144,341	129,702	94,244

Net income	$153,745	189,297	56,955	88,185	125,836
Per unit	$1.15	1.63	0.63	1.24	2.26

Distributable cash	$363,061	313,415	194,458	215,787	218,340
Per unit	$2.63	2.68	2.07	3.01	3.79

Total assets	$2,276,534	1,673,718	1,552,651	1,270,208	1,113,503
Per unit	$14.88	13.51	14.04	15.45	17.44

Long-term debt	$345,400	259,300	316,501	345,456	286,823
Per unit	$2.26	2.09	2.86	4.20	4.49

Unitholders’ equity	$1,462,211	1,159,433	1,073,164	828,540	650,267
Per unit	$9.56	9.36	9.71	10.07	10.18

Net asset value at 10% (1)	$1,708,012	1,124,433	1,239,322	914,970	926,899
Per unit	$11.17	9.08	11.21	11.13	14.52

Return on average equity	11.7%	17.0%	6.0%	11.9%	20.7%
Cash flow return on average equity	27.7%	28.1%	20.5%	29.2%	36.0%
Average cost of debt capital	4.6%	5.1%	4.6%	5.2%	6.8%

(1) Based on Proved plus Probable reserves discounted before income taxes.

PENGROWTH ENERGY TRUST 106 Annual Report 2004

Five Year Review

Operating Results

Natural gas has been converted to equivalent barrels of oil at 6:1 unless otherwise stated

Years ended December 31	2004	2003	2002	2001	2000

Daily production
Crude oil (bbls)	20,817	23,337	19,914	19,726	17,599
Heavy oil (bbls)	3,558	—	—	—	—
Natural gas (mcf)	144,277	119,842	111,713	91,764	70,098
Natural gas liquids (bbls)	5,281	5,722	5,252	5,258	4,205
Oil equivalent (boe)	53,702	49,033	43,785	40,320	33,581
Total annual production (mboe)	19,655	17,897	15,982	14,717	12,291

Average price
Crude oil (per bbl)	$43.21	40.85	38.06	37.26	40.37
Heavy oil (per bbl)	$32.45	—	—	—	—
Natural gas (per mcf)	$6.80	6.35	3.85	4.48	4.34
Natural gas liquids (per bbl)	$42.21	35.54	28.11	30.68	33.56
Oil equivalent (per boe)	$40.76	38.61	30.18	31.93	33.87

Property acquisitions ($ millions)	$560.2	126.5	389.3	277.1	179.6
Capital expenditures ($ millions)	$161.1	85.7	55.6	74.0	59.8

Reserves (proved plus probable)
Reserves acquired in the year (mmboe)	47.9	NA	37.7	48.4	21.5
Reserves at year-end (mmboe)	218.6	184.4	214.8	210.5	183.0
Acquisition cost per boe	$11.70	NA	10.33	5.72	8.34

Cash on cash return:
Yearly high price (1)	12.4%	12.1%	12.2%	13.7%	18.6%
Yearly low price (1)	16.9%	20.0%	15.9%	23.5%	25.2%

(1)	2004 Cash-on-cash return is calculated based on PGF.UN units prior to July 28, 2004 and PGF.B units thereafter

PENGROWTH ENERGY TRUST 107 Annual Report 2004

Historical Distributions

Distribution Date	2004	2003	2002	2001	2000	1999	1998	1997	1996	1995	1994	1993	1992	1991

January 15	$0.21	0.20	0.13	0.34	0.25	0.11	0.14	0.15	0.08	0.07	0.06	0.19	—	—
February 15	0.21	0.20	0.13	0.40	0.26	0.13	0.22	0.31	0.13	0.18	0.10	0.14	0.12	0.21
March 15	0.21	0.25	0.13	0.43	0.30	0.13	0.11	0.15	0.08	0.07	0.06	0.05	—	—
April 15	0.21	0.25	0.13	0.38	0.29	0.15	0.11	0.22	0.09	0.07	0.06	0.05	—	—
May 15	0.21	0.25	0.15	0.33	0.32	0.22	0.24	0.24	0.23	0.22	0.16	0.18	0.26	0.48
June 15	0.21	0.25	0.21	0.29	0.24	0.16	0.11	0.21	0.20	0.16	0.13	0.05	0.04	—
July 15	0.21	0.21	0.17	0.26	0.26	0.19	0.11	0.15	0.20	0.08	0.06	0.05	0.04	—
August 15	0.22	0.21	0.16	0.28	0.30	0.22	0.11	0.15	0.16	0.08	0.07	0.05	0.04	0.12
September 15	0.22	0.21	0.15	0.21	0.28	0.21	0.11	0.17	0.10	0.08	0.07	0.24	0.04	—
October 15	0.22	0.21	0.17	0.21	0.30	0.22	0.11	0.11	0.16	0.14	0.13	0.06	0.04	—
November 15	0.23	0.21	0.20	0.21	0.38	0.25	0.11	0.11	0.10	0.08	0.07	0.06	0.05	0.03
December 15	0.23	0.21	0.20	0.15	0.37	0.23	0.17	0.14	0.14	0.12	0.15	0.06	0.05	—

Total	$2.59	2.66	1.93	3.49	3.55	2.22	1.65	2.11	1.67	1.35	1.12	1.18	0.68	0.84

Cumulative total	$28.25	25.66	23.00	20.07	17.58	14.83	11.81	10.16	8.05	6.38	5.03	3.71	2.73	2.05

PENGROWTH ENERGY TRUST 108 Annual Report 2004

Pengrowth Team Members

Calgary	Ham, James	Pow, Nancy	Judy Creek	Kletzel, Pat	Fort St.John
Anderson, Gordon	Harris, Leslie	Pritchard, Doreen	Anderson, Jacqueline	Kripal, Francis	Beamish, Garry
Andrews, Ross	Hennessey, Carla	Radu, Clay	Anderson, Nathaniel	Kuric, Sam	Berglund, Moray
Anson, Gail	Henschel, Grant	Ross, Gordon	Azim, Robert	Lawrence, Gregory	Brown, Rick
Arnold, Wayne	Hill, Beverly	Roszko, Rosaline	Babiak, Dale	Lawrie, Randy	Cox, Dennie
Bader, Richard	Ho, Wayne	Rounce, Lori	Bachand, Norman	Littke, Martin	Dressler, Wyatt
Ballantine, Richard	Hoar, Shanda	Sampson, Jacki	Baker, Dane	Machula, Rodney	Goddard, Cody
Barevich, Leah	Hu, Stephen	Sarmiento-Barraza,	Balkaran, Rohan	Marriott, Randal	Howe, Randall
Bedet, Lorraine	Hunt, Jocelyn	Juan	Beeson, David	Martin, Terry	Jansen, Curt
Bhattacherjee, Jay	Ind, Donald	Schultheis, Norman	Black, Keith	McCabe, Eric	Jones, Dan
Bibby, Sue-Ann	Janz, Ron	Segouin, Ken	Bradley, Dave	McConnell, David	Jones, Erika
Bigham, Lianne	Jensen, Kevin	Seidel, Charla	Bready, Warren	McKinnon, Robbie	Klein, Brad
Bilodeau, Pamela	Kaschl, Tania	Seleznev, Mike	Cameron, Neil	McLaren, Gavin	Kroeker, Dean
Birce, Allan	Kassianoff, Nadia	Simms, Tyler	Carew, Rodney	Mierau, Pete	Lewis, Robert
Bird, Micheline	Kelly, Thomas	Simonds, Steve	Carlson, Duane	Miller, Keith	McDermott, Mark
Bradley, Shane	Khawaja, Faryal	Skimmings, Connie	Collins, Robert	Morin, Marc	Olson, Laurie
Bradley, Susan	Kinnear, James	Sommers, Heather	Cook, Nigel	Muir, Colin	O’Neill, Bernard
Breeze, Kerry	Kis, Lynn	Spencer, Karen	Cote, Kevin	Neudorf, Peter	Steinwand, Nolan
Brinkworth, Lynne	Knibbs, Tracy	Steininger, Anna	Cotton, Dean	Oleksow, Joseph	Wizniuk, Lee
Brisson, Debora	Koeckeritz, Deanna	Struik, Mario	Craft, Darcy	Paterson, Robert	Workman, Ken
Butterworth, Eyon Chico, Erik Connick, Allen Cote-Balmer, Karen Cowan, Glori Crichton, Stuart Crozier, Amanda	Konrad, Kathy Kosowan, Katherine Kulyk, Kirsten Lake, Kendra Lancaster, Lorrie Lane, Dick Langejans, Kate	Sujadi, Ira Supic, Vesna Switzer, Melody Szeto, Isabel Taing, Tina Taylor, Douglas Telang, Lisa	Craig, Donald Cramer, Robin Danyluk, Debra Danyluk, Leonard Doucette, Alan Duff, Geoff Erickson, Tasha	Patten, Lonnie Peachman, David Pechanec, Roger Pollock, Raymond Pratt, Eric Prodaniuk, Kevin Rau, Gordon	Three Hills Creasser, Arthur Evans, Richard Prohl, Catherine Rose, Gary Sept, Michael Princess
Davison, Anne	Laustsen, Karen	Tella, Ajibola	Ewasiuk, Greg	Read, Brian	Cameron, Terrence
De Jersey-Lowney,	Lee, Renee	Thain, Linda	Feckley, Jean	Rock, Laura	Hudec, Larry
Clare	Lyon, Alan	Thorburn, Evelyn	Fisher, Garry	Rock, Robert	Johnson, Lyndon
Dean, Heather	MacKinnon, Lisa	Tran, Hoang	Fuglerud, Brian	Romaniuk, Terry	Bodo
Dicken, Cate	Malcolm, Glenn	Trenerry, Robert	Fuglerud, Randy	Schafers, Lawrence	Doetzel, Gerard
Dickenson, Linda	Malcolm, Bruce	Tuveson, Nikki	Gagne, Rose	Scyrup, Sheldon	Erker, Ray
Diep, Jade Dutchak, Christopher Dziuba, Larry Edgar, Jim Elliott, Sally Epp, Nadine	Maloney, Betty Matchett, Lindsay McCawley, Leslie McDonald, Carol McDonald, Richard McFetridge, Sharon	Twanow, Grant Urquhart, Scott Valencerina, Myra Van Mil, Patrick Vander Valk, Pieter Verdonck, Don	Gaumont, Bernie Gaumont, Dianna Gertz, Roy Givens, Garry Goldsney, Phillip Grant, Elaine	Semler, Wesley Semmler, Phil Shannon, Ron Slager, Stuart Soucy, Dean Steele, Randall	Magnusson, Gary Cactus Reschny, Dennis Stang, Vicki Plover Gallinger, Tim
Fidyk, Kathy	McInnes, John	Walliser, Neil	Grant, Richard	Tetlock, Darren	Long, Dwaine
Fong, Terry	McKinnon, Henry	Walters, George	Greer, Jim	Thomas, Carolyn
Fraser, Leanne	McRory, Virginia	Wardell, Jennifer	Handfield, Jocelyn	Tonsi, Joyce
Freeman, Steve	Mercier, Cyndy	Weatherdon, Arnold	Harasym, Jeff	Trofimuk, Randy
Friesen, Ronald	Mitchell, Heather	Webster, Christopher	Harty, Conrad	Vanloenen, Robert
Ganes, Norman	Moriyama, Robert	Weis, Carol	Hehn, MacKenzie	Vanthuyne, Trent
Garrison, Robert	Morrison, Dean	Wong, Theressa	Hestermann, John	Villeneuve, Rose
Gemmel, John	Mortl, Chris	Woolhouse, Debra	Hiemstra, Douglas	Volden, Arlene
Gerlitz, Sandi	Myers, Deirdre	Wright, Graham	Hiemstra, Paul	Wakaruk, Doug
Gibb, Dawna	Nibogie, Wayne	Yanitski, Dwayne	Huber, Grant	Walker, Donna
Godberson, Dean	Nickle, Emily	Yarmie, Brandie	Huynh, Khai	Whaley, James
Gowers, Emma	Noonan, Wendy	Halifax	Jager, Damon	Whatmore, Jeffrey
Greenan, Rebecca Gregoire, Brenda	O’Grady, Carol Page, Janet	MacDonald, James	Johnson, Craig Johnson, Dale	Whitaker-Jackman, Ann
Grolla, Jamie	Parsons, Linda		Kallis, Donald	Wilhelm, Jeremy
Gunning, Kevin	Pitt, Lise		Kemp, Robert	Leonard John
	Pocza, Terry			Willis, Levi

PENGROWTH ENERGY TRUST   109   Annual Report 2004

A Note to U.S. Unitholders

This note is of a general nature only and is not intended to be legal or tax advice to any particular unitholder. Consequently, existing or prospective unitholders should consult their own tax advisors with respect to their particular circumstances.

Background

Pengrowth Energy Trust has elected under applicable U.S. Treasury Regulations to be treated as a partnership for U.S. tax purposes. A U.S. resident unitholder is a partner for U.S. tax purposes and is required to take into account his/her share of partnership income, gain, loss and deduction in computing his/her federal income tax liability.

Pengrowth has made available to U.S. unitholders a schedule K-1 containing the applicable income, gains and deductions for the 2004 tax year. Pengrowth will continue to provide K-1 schedules within 75 days of each calendar year.

A detailed U.S. Tax Reporting Package is available by calling Pengrowth Investor Relations at 1-800-223-4122 or on Pengrowth’s website at www.pengrowth.com.

Withholding Tax and Refunds

Under the Canada-United States Tax Convention, Canada Revenue Agency (CRA) applies a 15 percent withholding tax to distribution payments made by the Trust to U.S. residents. However, for 2004, this tax (or a portion thereof) is refundable to U.S. residents if the Trust’s distributions (or a portion thereof) are determined not to be cash taxable to residents of Canada. In 2004, approximately 45 percent of the withholding tax is refundable to U.S. unitholders.

U.S. beneficial unitholders, or their agent, can apply for a refund no later than two years after the end of the calendar year in which Pengrowth Energy Trust has paid distributions. Applicable tax information is generally available from Pengrowth in early March of the following year and the refund is obtained by filing CRA Form NR7-R “Application for Refund of Non-Resident Tax”.

U.S. unitholders may elect to claim any Canadian withholding taxes as deductions against income or, subject to certain restrictions, as a credit against their U.S. tax liability. U.S. unitholders electing to claim a foreign tax credit must complete IRS Form 1116, Foreign Tax Credit, as an attachment to their 1040.

Applicable NR7-R tax forms can be obtained online at www.cra-arc.gc.ca or by contacting Canada Revenue Agency, International Tax Services Office at 1-800-267-3395. Computershare Trust Company of Canada automatically provides NR7-R forms to the registered unitholders.

Prospective purchasers of trust units are encouraged to consult their tax advisors regarding the foregoing.

PENGROWTH ENERGY TRUST 110 Annual Report 2004

Distribution Reinvestment and Trust Unit Plan

Pengrowth’s Distribution Reinvestment and Trust Unit Purchase Plan, (enhanced January 2003), was developed as a convenient way for unitholders (1) to maximize their investment in Pengrowth – at a discount to current market prices and free of brokerage commissions and other fees.

Under the Plan, participating unitholders automatically reinvest their monthly cash distributions in new units and can purchase, at their option, up to $1,000 worth of additional new units per month.

The price of units purchased under the Plan is 5 percent off the weighted average stock market trading price of Pengrowth’s units for the 20 days leading up to the most recent cash distribution. Enrolment, reinvestment and optional purchases are completely free of charge for self-registered unitholders. Those enrolling in the Plan through a broker, trust company, bank or other nominee may be subject to fees charged by the nominee. Plan participants receive a statement of account mailed monthly.

For further information on the Plan and to receive an enrolment form, please visit the Trust’s website at www.pengrowth.com or contact Pengrowth’s Investor Relations department at (800) 223-4122 to request the forms by mail or fax; or contact Pengrowth’s Trustee, Computershare Trust Company of Canada, at (800) 564-6253

(1) available to Class B trust unitholders only.

Pengrowth Energy Trust
Petro-Canada Centre - East Tower	Distribution Reinvestment and Trust Unit Purchase Plan
2900, 111-5th Avenue S.W.	Request for Information
Calgary, Alberta T2P 3Y6

■ Distribution Reinvestment

I am a Class B trust unitholder and wish to participate in the Distribution Reinvestment and Trust Unit Purchase Plan of Pengrowth Energy Trust. Please send the required authorization form to me.

■ Request for Information

Please send detailed information concerning the Distribution Reinvestment and Trust Unit Purchase Plan of Pengrowth Energy Plan to me.

Name(s):

Signature(s):

Address:

Telephone: Home:	Bus:

Date:

PENGROWTH ENERGY TRUST Annual Report 2004

Place Stamp Here

Pengrowth Energy Trust
Petro-Canada Centre - East Tower
2900, 111-5th Avenue S.W.
Calgary, Alberta, Canada
T2P 3Y6

Corporate Information

Directors of Pengrowth Corporation
THOMAS A. CUMMING
Business Consultant

JAMES S. KINNEAR
Chairman
President, Pengrowth Management Limited

MICHAEL S. PARRETT
Business Consultant

WILLIAM R. STEDMAN
Chairman and Chief Executive Officer,
ENTx Capital Corporation

STANLEY H. WONG
President, Carbine Resources Ltd.

JOHN B. ZAOZIRNY
Lead Director
Counsel, McCarthy Tetrault

Directors Emeritus
THOMAS S. DOBSON
President,
T.S. Dobson Consultant Ltd.

FRANCIS G. VETSCH
President,
Vetsch Resource Management Ltd.

Officers of Pengrowth Corporation
JAMES S. KINNEAR
Chairman, President and
Chief Executive Officer

GORDON M. ANDERSON
Vice President

HENRY D. MCKINNON
Vice President, Operations

LYNN KIS
Vice President, Engineering

CHARLES V. SELBY
Corporate Secretary

CHRISTOPHER WEBSTER
Vice President,Treasurer
Interim Chief Financial Officer

LIANNE BIGHAM
Controller

Trustee

COMPUTERSHARE TRUST
COMPANY OF CANADA

Bankers

BANK SYNDICATE AGENT:
ROYAL BANK OF CANADA

Auditors

KPMG LLP

Engineering Consultants

GILBERT LAUSTSEN JUNG
ASSOCIATES LTD.

Pengrowth and a Strong Community
Pengrowth Management Limited believes in enhancing the community where our employees live and work. Pengrowth supports causes and institutions both financially and through volunteer efforts and is proud of these associations and partnerships with many community-building non-profit organizations.

Pengrowth has a substantial investment in our community and, although 100 percent of the costs are attributed to Pengrowth Management, Pengrowth Energy Trust unitholders benefit through the visibility associated with these vital partnerships.

Stock Exchange Listings

THE TORONTO STOCK EXCHANGE: Symbol: PGF.A / PGF.B

THE NEW YORK STOCK EXCHANGE:
Symbol: PGH

Pengrowth Energy Trust

HEAD OFFICE
Suite 2900, 111-5th Avenue S.W.
Calgary, Alberta T2P 3Y6 Canada
Telephone: (403) 233-0224
Toll-Free: 1 800 223-4122
Facsimile: (403) 265-6251
Email: investorrelations@pengrowth.com
Website:http://www.pengrowth.com

TORONTO OFFICE
2315,200 Bay Street
Toronto,Ontario M5J 2J2 Canada
Telephone: (416) 362-1748
Toll-Free: 1 888 744-1111
Facsimile: (416) 362-8191

HALIFAX OFFICE Suite 407
1959 Upper Water Street
Halifax, NS B3J 3N2 Canada
Telephone: (902) 425-8778
Facsimile: (902) 425-7887
Contact: Jim MacDonald,
General Manager, East Coast Operations

Investor Relations
For investor relations enquiries, please contact:

INVESTOR RELATIONS, CALGARY
Telephone: (403) 233-0224
Toll-Free: 1 800 223-4122
Facsimile: (403) 294-0051
Email: investorrelations@pengrowth.com
or

INVESTOR RELATIONS, TORONTO
Telephone:      (416) 362-1748
Toll-Free:      1 888 744-1111
Facsimile:      (416) 362-8191

Abbreviations

bbl	barrel
bcf	billion cubic feet
boe*	barrels of oil equivalent
boe per day*	barrels of oil equivalent per day
lt	long tonnes
mbbls	thousand barrels
mmbbls	million barrels
mboe*	thousand barrels of oil equivalent
mmboe*	million barrels of oil equivalent
mmbtu	million British thermal units
mcf	thousand cubic feet
mmcf	million cubic feet
mcf per day	thousand cubic feet per day
mmcf per day	million cubic feet per day
Pengrowth Energy Trust (Energy Trust)
Pengrowth Corporation (Corporation)
* 6 mcf of gas = 1 barrel of oil

Photography
HEAD OFFICE PHOTOGRAPHY
MARNIE BURKHART
Jazhart Studios, Calgary, AB

FIELD PHOTOGRAPHY
NEIL KING
King Photography, Calgary, AB

Designed and produced by Merlin Edge Inc. www.merlinedge.com

PENGROWTH ENERGY TRUST IBC Annual Report 2004

LETTER OF CONFIRMATION

March 28, 2005

To:	Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
Office of the Administrator, New Brunswick
Securities Commission of Newfoundland and Labrador
Nova Scotia Securities Commission
Ontario Securities Commission
Registrar of Securities, Prince Edward Island
L’Autorite des marches financiers
Securities Division, Saskatchewan Financial Services Commission
Securities Registry, Government of the Northwest Territories
Registrar of Securities, Government of the Yukon Territory
The Toronto Stock Exchange

Dear Sirs:

Subject:	Pengrowth Energy Trust Meeting of Trust Unitholders Pengrowth Corporation Meeting of Shareholders and Royalty Unitholders

We confirm that the following materials were sent by pre-paid mail on March 24, 2005, to the registered holders of the units of the subject Energy Trust:

     1. Annual Report

We further confirm that copies of the above-mentioned materials were sent by courier on March 24, 2005 to those intermediaries holding units of the subject Energy Trust who responded directly to Computershare with respect to the search procedures in compliance with current securities legislation requirements for delivery to beneficial owners.

We are providing this confirmation to you in our capacity as agent for the Corporation.

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

(Signed)

Jodie Hansen
Assistant Trust Officer
Corporate Trust Department